Registration No. 333-72381
                                                     Registration No. 811-09233
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                           PRE EFFECTIVE AMENDMENT TO
                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [ ]

         Pre-Effective Amendment No. 1                                     [X]


         Post-Effective Amendment No.                                      [ ]



                                     AND/OR

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [ ]


         Amendment No. 1                                                   [X]



                        (Check appropriate box or boxes)

                              --------------------

                             SEPARATE ACCOUNT VA
                                       of
                         THE EQUITABLE OF COLORADO, INC.
                           (Exact Name of Registrant)

                              --------------------

                         THE EQUITABLE OF COLORADO, INC.
                               (Name of Depositor)

               370 17th Street, Suite 4950, Denver, Colorado 80202
              (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (303) 892-5700

                              --------------------


                            Joseph G. Williams, Jr.
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)

                              --------------------

                  Please send copies of all communications to:
                               PETER E. PANARITES
                         Freedman, Levy, Kroll & Simonds
                    1050 Connecticut Avenue, N.W., Suite 825
                             Washington, D.C. 20036

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         It  is  proposed  that  this  filing  will  become   effective   (check
appropriate box):

  [ ]    Immediately upon filing pursuant to paragraph (b) of Rule 485

  [ ]    On ______________ pursuant to paragraph (b) of Rule 485.

  [ ]    60 days after filing pursuant to paragraph (a)(1) of Rule 485.

  [ ]    On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

  [ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.


Title of Securities Being Registered:

         Units of interest in Separate Account under variable annuity contracts.

                    EQUITABLE OF COLORADO ACCUMULATOR PLUS(SM)
                      A variable deferred annuity contract
                                April __, 1999
                        [Equitable of Colorado AXA Logo]



         Please read and keep this prospectus for future reference. It contains important information that you should know before purchasing, or taking any other action under your contract. Also, at the end of this prospectus you will find attached the prospectuses for The Hudson River Trust and EQ Advisors Trust, which contain important information about their Portfolios.



WHAT IS THE EQUITABLE OF COLORADO ACCUMULATOR PLUS? The Equitable of Colorado Accumulator Plus ("Accumulator Plus(SM)") is an annuity contract issued by THE EQUITABLE OF COLORADO, INC. It provides for the accumulation of retirement savings and for income. The contract offers death benefit protection and a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options. This contract is not available in New York.



---------------------------------------------------------------------------------------------------------
                                                    VARIABLE INVESTMENT OPTIONS
---------------------------------------------------------------------------------------------------------

o    ALLIANCE MONEY MARKET          o    EQ/EVERGREEN                   o    MERRILL LYNCH BASIC VALUE
o    ALLIANCE HIGH YIELD            o    EQ/EVERGREEN FOUNDATION              EQUITY
o    ALLIANCE COMMON STOCK          o    JPM CORE BOND                  o    MERRILL LYNCH WORLD STRATEGY
o    ALLIANCE AGGRESSIVE STOCK      o    LAZARD LARGE CAP VALUE         o    MORGAN STANLEY EMERGING
o    ALLIANCE SMALL CAP GROWTH      o    LAZARD SMALL CAP VALUE               MARKETS EQUITY
o    BT EQUITY 500 INDEX            o    MFS GROWTH WITH INCOME         o    EQ/PUTNAM GROWTH &
o    BT SMALL COMPANY INDEX         o    MFS RESEARCH                         INCOME VALUE
o    BT INTERNATIONAL EQUITY INDEX  o    MFS EMERGING GROWTH COMPANIES  o    EQ/PUTNAM INVESTORS GROWTH
                                                                        o    EQ/PUTNAM INTERNATIONAL
                                                                              EQUITY
---------------------------------------------------------------------------------------------------------

        You may allocate amounts to any of the variable investment options. They, in turn, invest in a corresponding securities portfolio ("Portfolio") of The Hudson River Trust or EQ Advisors Trust. Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. Each variable investment option is a subaccount of our Separate Account VA.




        TYPES OF CONTRACTS.    We offer the contracts for use as:




        o    A nonqualified annuity ("NQ") for after      o    An annuity which is an investment
             tax contributions only                            vehicle for a qualified defined
                                                               contribution or defined benefit plan ("QP")
        o    An individual retirement annuity ("IRA"),
             either Traditional IRA or Roth IRA

        A contribution of at least $25,000 is required to purchase a contract. We add an amount ("credit") to your contract with each contribution you make.

        A registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated April __, 1999, is a part of the registration statement. The SAI is available free of charge. You may request one by writing to our Processing Office or calling 1-800-789-7771. The SAI has been incorporated by reference into this prospectus. This prospectus and the SAI can also be obtained from the SEC's website at http://www.sec.gov. The table of contents for the SAI appears at the back of this prospectus.


THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


--------------------------------------------------------------------------------
  COPYRIGHT 1999 THE EQUITABLE OF COLORADO, INC. ALL RIGHTS RESERVED. THE
    EQUITABLE OF COLORADO, INC. IS AN AUTHORIZED LICENSEE OF ACCUMULATOR
      PLUS, A SERVICE MARK OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                               THE UNITED STATES.


PROS 1AMLPLUS (5/99)

                           CONTENTS OF THIS PROSPECTUS

                                                                              PAGE IN
                                                                            PROSPECTUS
                                                                            ----------
INDEX OF KEY WORDS AND PHRASES                                                     4
WHO IS EQUITABLE OF COLORADO?                                                      5
HOW TO REACH US                                                                    5
ACCUMULATOR PLUS AT A GLANCE -- KEY FEATURES                                       8
FEE TABLE                                                                         11
   Examples                                                                       14
CONTRACT FEATURES AND BENEFITS                                                    15
   How you can purchase and contribute to your contract                           15
   Owner and annuitant requirements                                               17
   How you can make your contributions                                            17
   What are your variable investment options under the contract?                  18
   Portfolios of The Hudson River Trust                                           18
   Portfolios of EQ Advisors Trust                                                19
   Allocating your contributions                                                  20
   Guaranteed minimum death benefit                                               21
   Your right to cancel within a certain number of days                           22
DETERMINING YOUR CONTRACT'S VALUE                                                 23
   Your account value                                                             23
   Your contract's value in each variable investment option                       23
TRANSFERRING YOUR MONEY AMONG THE VARIABLE INVESTMENT OPTIONS                     23
   Transferring your account value                                                23
   Dollar cost averaging your account value                                       24
   Rebalancing your account value                                                 24
ACCESSING YOUR MONEY                                                              25
   Withdrawing your account value                                                 25
   How withdrawals are taken From your account value                              27
   How withdrawals affect your guaranteed minimum death benefit                   28
   Surrendering your contract to receive its cash value                           28
   When to expect payments                                                        29
   Choosing your annuity payout options                                           29
CHARGES AND EXPENSES                                                              32
   Charges that Equitable of Colorado deducts                                     32
   Charges that the Trusts deduct                                                 35
   Group or sponsored arrangements                                                35
   Other distribution arrangements                                                36
PAYMENT OF DEATH BENEFIT                                                          36
   Your beneficiary and payment of benefit                                        36
   How death benefit payment is made                                              37
   Beneficiary continuation option for Traditional IRA contracts                  38
TAX INFORMATION                                                                   39
   Overview                                                                       39

   Transfers among variable investment options                                    39
   Taxation of nonqualified annuities                                             39
   Special rules for NQ contracts issued in Puerto Rico                           41
   Individual Retirement Arrangements ("IRAs")                                    42
   Special rules for Nonqualified contracts in qualified plans                    54
   Federal and state income tax withholding and information reporting             54
   Impact of taxes to Equitable of Colorado                                       56
MORE INFORMATION                                                                  56
   About our Separate Account VA                                                  56
   About The Hudson River Trust and EQ Advisors Trust                             57
   About the general account                                                      57
   About other methods of payment                                                 58
   Date and prices at which contract events occur                                 59
   About Your Voting Rights                                                       59
   About our year 2000 progress                                                   61
   About legal proceedings                                                        61
   About our financial statements                                                 62
   Transfers of ownership, collateral assignments, loans, and borrowing           62
   Distribution of the contracts                                                  62
   Services provided by Equitable Life                                            63
INVESTMENT PERFORMANCE                                                            63
   Benchmarks                                                                     64
   Communicating performance data                                                 65
APPENDIX I: PURCHASE CONSIDERATIONS FOR QP CONTRACTS                              74
APPENDIX II: GUARANTEED MINIMUM DEATH BENEFIT EXAMPLE                             75
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                             76


"WE," "OUR" AND "US" REFERS TO EQUITABLE OF COLORADO.

WHEN WE ADDRESS THE READER OF THIS PROSPECTUS WITH WORDS SUCH AS "YOU" AND "YOUR," WE MEAN THE PERSON WHO HAS THE RIGHT OR RESPONSIBILITY THAT THE PROSPECTUS IS DISCUSSING AT THAT POINT. THIS IS USUALLY THE CONTRACT OWNER.

WHEN WE USE THE WORD "CONTRACT" IT ALSO INCLUDES CERTIFICATES WHICH ARE ISSUED UNDER GROUP CONTRACTS IN SOME STATES. ALSO, TO MAKE THIS PROSPECTUS EASIER TO READ, WE SOMETIMES USE DIFFERENT WORDS THAN IN THE CONTRACT. YOUR REGISTERED REPRESENTATIVE CAN PROVIDE FURTHER EXPLANATION ABOUT YOUR CONTRACT.

                         INDEX OF KEY WORDS AND PHRASES
--------------------------------------------------------------------------------

     This index should help you locate more information on the terms used in this prospectus.




                                  PAGE IN                                                 PAGE IN
TERM                             PROSPECTUS        TERM                                  PROSPECTUS
----                             ----------        ----                                  ----------
account value.......................23             NQ..........................................Cover
annuitant...........................15             payout option...............................29
beneficiary.........................36             Portfolio...................................Cover
business day........................59             Processing Office...........................5
cash value..........................23             QP..........................................Cover
contract date.......................9              required beginning date.....................47
contract year.......................9              Roth IRA....................................Cover
contributions.......................15             SAI.........................................Cover
credit..............................21             Traditional IRA.............................Cover
guaranteed minimum                                 Unit........................................23
  death benefit.....................21             variable investment options.................Cover


WHO IS EQUITABLE OF COLORADO? We are The Equitable of Colorado, Inc. ("Equitable of Colorado"), a Colorado stock life insurance company. We have been doing business since 1984. Equitable of Colorado is a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. Equitable Life has been in business since 1859 and is a wholly owned subsidiary of The Equitable Companies Incorporated ("Equitable Companies"), whose majority shareholder is AXA, a French holding company for an international group of insurance and related financial services companies. As a majority shareholder, and under its other arrangements with Equitable of Colorado, Equitable Life and Equitable Companies, AXA exercises significant influence over the operations and capital structure of Equitable Companies and its subsidiaries. No company other than Equitable of Colorado, however, has any legal responsibility to pay amounts that Equitable of Colorado owes under the contract. During 1999, Equitable Companies plans to change its name to AXA Financial, Inc.

Equitable Companies and its consolidated subsidiaries, including Equitable of Colorado, managed approximately $347.5 billion in assets as of December 31, 1998. Equitable of Colorado is authorized to sell life insurance in forty-six states, and annuities in twenty-one states and Puerto Rico. Our home office is located at 370 17th Street, Denver, Colorado 80202.


HOW TO REACH US. You may communicate with our Processing Office as listed below for any of the following purposes:

o FOR CONTRIBUTIONS SENT BY REGULAR MAIL:                  o FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:
  Equitable of Colorado Accumulator Plus                     Equitable of Colorado Accumulator Plus
  P.O. Box 13014                                             c/o First Chicago National Processing Center
  Newark, NJ 07188-0014                                      300 Harmon Meadow Boulevard, 3rd Floor
                                                             Attn: Box 13014
                                                             Secaucus, NJ 07094

o FOR ALL OTHER COMMUNICATIONS (E.G.,                      o FOR ALL OTHER COMMUNICATIONS (E.G.,
  REQUESTS FOR TRANSFERS, WITHDRAWALS,                       REQUESTS FOR TRANSFERS, WITHDRAWALS,
  OR REQUIRED NOTICES) SENT BY REGULAR                       OR REQUIRED NOTICES) SENT BY EXPRESS
  MAIL:                                                      DELIVERY:
  Equitable of Colorado Accumulator Plus                     Equitable of Colorado Accumulator Plus
  P.O. Box 1547                                              200 Plaza Drive, 4th Floor
  Secaucus, NJ 07096-1547                                    Secaucus, NJ 07094



o CUSTOMER SERVICE REPRESENTATIVE: You may use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives or to make telephone transfers among the variable investment options. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern time.


  We have established procedures to reasonably confirm that the instructions communicated by telephone are genuine. For example, we will require certain personal identification information before we will act on telephone instructions and we will provide written confirmation of your transfers. We will not be liable for following telephone instructions we reasonably believe to be genuine.

o REPORTS WE PROVIDE:

     o written confirmation of every financial transaction;

     o statement at the close of each calendar quarter (three per year);


     o annual statement as of the close of the calendar year.

                              ---------------------

You should send all contributions, notices, and requests to our Processing Office at the address above.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

     (1) authorization for telephone transfer by your registered representative;

     (2) cancellation of your Roth IRA contract and return to a Traditional IRA contract;

     (3) election of the automatic investment program;

     (4) election of the rebalancing program;

     (5) tax withholding election; and

     (6) beneficiary continuation option election.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

     (1) address changes;

     (2) beneficiary changes;

     (3) transfers between variable investment options;

     (4) withdrawal requests; and

     (5) contract surrender.

     You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


TO CANCEL OR CHANGE ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

     (1) automatic investment program;

     (2) dollar cost averaging;

     (3) rebalancing;

     (4) substantially equal withdrawals;

     (5) systematic withdrawals; and

     (6) the date annuity payments are to begin.

SIGNATURES: The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners both must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

                  ACCUMULATOR PLUS AT A GLANCE -- KEY FEATURES

--------------------------------------------------------------------------------------------------------------
PROFESSIONAL               Accumulator Plus' variable investment options invest in 22 different
INVESTMENT                 Portfolios managed by professional investment advisers.
MANAGEMENT
--------------------------------------------------------------------------------------------------------------

TAX ADVANTAGES             O ON EARNINGS         No tax on any dividends, interest or capital gains until you
                              INSIDE THE         make withdrawals or receive annuity payments from your
                              CONTRACT           contract.  However, all earnings will be taxed at your
                                                 ordinary income tax rate when they are withdrawn or annuity payments are made.

                           O ON TRANSFERS        No tax on transfers among the variable investment options.
                              INSIDE THE
                              CONTRACT

--------------------------------------------------------------------------------------------------------------

CONTRIBUTION AMOUNTS       o INITIAL MINIMUM:                  $25,000
                           o ADDITIONAL MINIMUM:               $1,000
                                                               $100 monthly, $300 quarterly under our
                                                               automatic investment program (NQ contracts
                                                               only)

                                Maximum investment limitations may apply.


--------------------------------------------------------------------------------------------------------------

CREDIT We allocate a credit to your account value at the time you make a contribution. The amount of the credit is equal to 3% of each contribution.
                           The credit is subject to recovery by us in certain limited circumstances.

--------------------------------------------------------------------------------------------------------------


ACCESS TO YOUR             o Lump sum withdrawals
MONEY                      o Several withdrawal options on a periodic basis
                           o Contract surrender

                           You may incur a withdrawal charge for certain withdrawals. You may also incur income tax and a tax penalty.

--------------------------------------------------------------------------------------------------------------

PAYOUT ALTERNATIVES        Traditional annuity payout options

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ADDITIONAL FEATURES        o Dollar cost averaging
                           o Automatic investment program
                           o Account value rebalancing (quarterly, semiannually
                             and annually)
                           o Unlimited free transfers
                           o Waiver of withdrawal charge for disability

--------------------------------------------------------------------------------


FEES AND                   o Daily charges on amounts invested in variable
CHARGES investment options for mortality and expense risks, administration, and distribution charges at an annual rate of 1.60%.

                           o No sales charge deducted at the time you make
                             contributions and no annual contract fee.

                           o During the first nine contract years following
                             a contribution, a charge will be deducted from amounts that you withdraw that exceed 15% of your account value. We use the account value on the most recent contract anniversary to calculate the 15% amount available. The charge begins at 8% in the first contract year following a contribution. It declines each year beginning in the third contract year to 1% in the ninth contract year. There is no withdrawal charge in the tenth and later contract years following a contribution.

                           o We also deduct a charge for taxes such as
                             premium taxes that may be imposed in your state. This charge is generally deducted from the amount applied to an annuity payout option.

                             [Sidebar: The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year." The end of each 12-month period is your "contract date anniversary." The "contract date" is the effective date of a contract. This usually is the business day we receive your initial contribution. Your contract date will be shown in your contract.]

                           o Annual expenses of The Hudson River Trust and
                             EQ Advisors Trust Portfolios are calculated as a percentage of the average daily net assets invested in each Portfolio. These expenses include management and advisory fees ranging from 0.25% to 1.15% annually, 12b-1 fees of 0.25% and other expenses.

--------------------------------------------------------------------------------


ANNUITANT ISSUE            NQ:  0-80       IRA:  20-78         QP:  20-70
AGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         THE ABOVE IS NOT A COMPLETE DESCRIPTION OF ALL MATERIAL PROVISIONS OF THE CONTRACT. IN SOME CASES RESTRICTIONS OR EXCEPTIONS APPLY. ALSO, ALL FEATURES OF THE CONTRACT ARE NOT NECESSARILY AVAILABLE IN YOUR STATE OR AT CERTAIN AGES.

         For more detailed information we urge you to read the contents of this prospectus, as well as your contract. Please feel free to speak with your registered representative, or call us, if you have any questions.

FEE TABLE

         The fee table below will help you understand the various charges and expenses that apply to your contract. The table reflects charges you will directly incur under the contract, as well as charges and expenses of the Portfolios that you will bear indirectly. Charges for taxes, such as premium taxes, may also apply. Each of the charges and expenses is more fully described under "Charges and Expenses" later in this prospectus. For a complete description of Portfolio charges and expenses, please see the attached prospectuses for The Hudson River Trust and EQ Advisors Trust.


CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS



MORTALITY AND EXPENSE RISKS(1)                              1.10%
ADMINISTRATION(2)                                           0.25%
DISTRIBUTION                                                0.25%
                                                            ----
   TOTAL ANNUAL EXPENSES                                    1.60%
                                                            ====




CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
    WITHDRAWAL CHARGE AS A PERCENTAGE OF CONTRIBUTIONS (deducted if you                    CONTRACT
    surrender your contract or make certain withdrawals. The withdrawal charge               YEAR
    percentage we use is determined by the contract year in which you make the             --------
    withdrawal or surrender your contract. For each contribution, we consider                   1.......................8.00%
    the contract year in which we receive that contribution to be "contract year                2.......................8.00
    1").(3)                                                                                     3.......................7.00
                                                                                                4.......................6.00
                                                                                                5.......................5.00
                                                                                                6.......................4.00
                                                                                                7.......................3.00
                                                                                                8.......................2.00
                                                                                                9.......................1.00
                                                                                               10+......................0.00




THE HUDSON RIVER TRUST AND EQ ADVISORS TRUST ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS IN EACH PORTFOLIO)


                                                                                                                 TOTAL
                                                   INVESTMENT                                OTHER               ANNUAL
                                                  MANAGEMENT &                             EXPENSES             EXPENSES
                                                 ADVISORY FEES        12B-1 FEE (4)     (AS LIMITED)(6)    (AS LIMITED)(4)(6)
                                                 -------------        -------------     ---------------    ------------------
   THE HUDSON RIVER TRUST PORTFOLIOS
   Alliance Money Market(5)                            0.35%             0.25%               0.02%               0.62%
   Alliance High Yield(5)                              0.60%             0.25%               0.03%               0.88%
   Alliance Common Stock(5)                            0.36%             0.25%               0.03%               0.64%
   Alliance Aggressive Stock(5)                        0.54%             0.25%               0.03%               0.82%
   Alliance Small Cap Growth(5)                        0.90%             0.24%               0.06%               1.20%
   EQ ADVISORS TRUST PORTFOLIOS
   BT Equity 500 Index(6)                              0.25%             0.25%               0.05%               0.55%
   BT Small Company Index(6)                           0.25%             0.25%               0.25%               0.75%



                                                                                                                 TOTAL
                                                   INVESTMENT                                OTHER               ANNUAL
                                                  MANAGEMENT &                             EXPENSES             EXPENSES
                                                 ADVISORY FEES        12B-1 FEE (4)     (AS LIMITED)(6)    (AS LIMITED)(4)(6)
                                                 -------------        -------------     ---------------    ------------------
   BT International Equity Index(6)                    0.35%             0.25%               0.40%               1.00%
   EQ/Evergreen(6)                                     0.75%             0.25%               0.05%               1.05%
   EQ/Evergreen Foundation(6)                          0.63%             0.25%               0.07%               0.95%
   JPM Core Bond(6)                                    0.45%             0.25%               0.10%               0.80%
   Lazard Large Cap Value(6)                           0.55%             0.25%               0.15%               0.95%
   Lazard Small Cap Value(6)                           0.80%             0.25%               0.15%               1.20%
   MFS Growth with Income(6)                           0.55%             0.25%               0.05%               0.85%
   MFS Research(6)                                     0.55%             0.25%               0.05%               0.85%
   MFS Emerging Growth Companies(6)                    0.55%             0.25%               0.05%               0.85%
   Merrill Lynch Basic Value Equity(6)                 0.55%             0.25%               0.05%               0.85%
   Merrill Lynch World Strategy(6)                     0.70%             0.25%               0.25%               1.20%
   Morgan Stanley Emerging Markets
      Equity(6)                                        1.15%             0.25%               0.35%               1.75%
   EQ/Putnam Growth & Income
      Value(6)                                         0.55%             0.25%               0.05%               0.85%
   EQ/Putnam Investors Growth(6)                       0.55%             0.25%               0.15%               0.95%
   EQ/Putnam International Equity(6)                   0.70%             0.25%               0.25%               1.20%


--------------------

(1) A portion of this charge is for providing the guaranteed minimum death benefit.
(2) We reserve the right to increase this charge to a maximum annual rate of 0.35%.
(3) Deducted upon a withdrawal of amounts in excess of the 15% free withdrawal amount, and upon surrender of a contract.
(4) Portfolio shares are all subject to fees imposed under distribution plans (the "Rule 12b-1 Plans") adopted by The Hudson River Trust and EQ Advisors Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. The 12b-1 fee will not be increased for the life of the contracts. The Rule 12b-1 Plan for the Alliance Small Cap Growth Portfolio provides that Equitable Distributors, Inc. ("EDI") will receive an annual fee not to exceed the lesser of (a) 0.25% of the average daily net assets of the Portfolio attributable to Class IB shares and (b) an amount that, when added to certain other expenses of the Class IB shares, would result in the ratio of expenses to average daily net assets attributable to Class IB shares equaling 1.20%. Absent the expense limitation, the total annual expenses for 1998 for the Alliance Small Cap Growth Portfolio would have been 1.21%.
(5) The fees and expenses shown for all Portfolios are for the year ended December 31, 1998. The investment management and advisory fees for each Portfolio of The Hudson River Trust may vary from year to year depending upon the average daily net assets of the respective Portfolio. The maximum investment management and advisory fees, however, cannot be increased without a vote of that Portfolio's shareholders. See the prospectus for The Hudson River Trust. The other direct operating expenses will also fluctuate from year to year depending on actual expenses.

(6) The maximum investment management and advisory fees for each Portfolio of EQ Advisors Trust cannot be increased without a vote of that Portfolio's shareholders. See the prospectus for EQ Advisors Trust. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. However, EQ Financial Consultants, Inc. ("EQF"), EQ Advisors Trust's manager, has entered into an expense limitation agreement with respect to each Portfolio. Under this agreement EQF has agreed to waive or limit its fees and assume other expenses. Under the expense limitation agreement, total annual operating expenses of each Portfolio (other than interest, taxes, brokerage commissions, capitalized expenditures, extraordinary expenses, and 12b-1 fees) are limited for the average daily net assets of each Portfolio as follows: 0.30% for BT Equity 500 Index; 0.50% for BT Small Company Index; 0.75% for BT International Equity Index; 0.80% for EQ/Evergreen; 0.70% for EQ/Evergreen Foundation; 0.55% for JPM Core Bond; 0.70% for Lazard Large Cap Value; 0.95% for Lazard Small Cap Value; 0.60% for MFS Growth with Income, MFS Research, MFS Emerging Growth Companies, and Merrill Lynch Basic Value Equity; 0.95% for Merrill Lynch World Strategy; 1.50% for Morgan Stanley Emerging Markets Equity; 0.60% for EQ/Putnam Growth & Income Value; 0.70% for EQ/Putnam Investors Growth; 0.95% for EQ/Putnam International Equity. The expenses shown for the BT International Equity Index, BT Small Company Index, EQ/Putnam Investors Growth, and Lazard Large Cap Value Portfolios reflect an increase effective on May 1, 1999. During 1999, EQF plans to change its name to AXA Advisors, Inc.

     Absent the expense limitation, the "Other Expenses" for 1998 on an annualized basis for each of the Portfolios would have been as follows:
     0.33% for BT Equity 500 Index; 1.31% for BT Small Company Index; 0.89% for BT International Equity Index; 0.33% for JPM Core Bond; 0.40% for Lazard Large Cap Value; 0.49% for Lazard Small Cap Value; 0.25% for MFS Research; 0.24% for MFS Emerging Growth Companies; 0.26% for Merrill Lynch Basic Value Equity; 0.66% for Merrill Lynch World Strategy; 1.23% for Morgan Stanley Emerging Markets Equity; 0.24% for EQ/Putnam Growth & Income Value; 0.29% for EQ/Putnam Investors Growth; 0.51% for EQ/Putnam International Equity. For the following Portfolios, the "Other Expenses" for 1999, absent the expense limitation, are estimated to be as follows: 0.76% for EQ/Evergreen; 0.86% for EQ/Evergreen Foundation; 0.59% for MFS Growth with Income. Initial seed capital was invested on December 31, 1998 for the EQ/Evergreen, EQ/Evergreen Foundation, and MFS Growth with Income Portfolios.

     Each Portfolio may at a later date make a reimbursement to EQF for any of the management fees waived or limited and other expenses assumed and paid by EQF pursuant to the expense limitation agreement provided that, among other things, such Portfolio has reached sufficient size to permit such reimbursement to be made and provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio.

EXAMPLES


The examples below show the expenses that a hypothetical contract owner would pay in the two situations (surrender and nonsurrender) illustrated. We assume that a $1,000 contribution plus a $30 credit is invested in one of the variable investment options listed, and a 5% annual return is earned on the assets in that option.(1)


These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.


---------------------------------------------------------------------------------------------------------
                                      IF YOU SURRENDER YOUR               IF YOU DO NOT SURRENDER YOUR
                                      CONTRACT AT THE END OF EACH         CONTRACT AT THE END OF EACH
                                      PERIOD SHOWN, THE EXPENSES          PERIOD SHOWN, THE EXPENSES
                                      WOULD BE:                           WOULD BE:
                                      -------------------------------------------------------------------
                                           1 YEAR          3 YEARS          1 YEAR          3 YEARS
---------------------------------------------------------------------------------------------------------
THE HUDSON RIVER TRUST OPTIONS
------------------------------
Alliance Money Market                      $103.23         $141.59           $23.23          $71.59
Alliance High Yield                        $105.88         $149.57           $25.88          $79.57
Alliance Common Stock                      $103.43         $142.20           $23.43          $72.20
Alliance Aggressive Stock                  $105.27         $147.74           $25.27          $77.74
Alliance Small Cap Growth                  $109.15         $159.34           $29.15          $89.34

EQ ADVISORS TRUST OPTIONS
-------------------------
BT Equity 500 Index                        $102.51         $139.43           $22.51          $69.43
BT Small Company Index                     $104.56         $145.59           $24.56          $75.59
BT International Equity Index              $107.11         $153.24           $27.11          $83.24
EQ/Evergreen                               $107.62         $154.77           $27.62          $84.77
EQ/Evergreen Foundation                    $106.60         $151.71           $26.60          $81.71
JPM Core Bond                              $105.07         $147.12           $25.07          $77.12
Lazard Large Cap Value                     $106.60         $151.71           $26.60          $81.71
Lazard Small Cap Value                     $109.15         $159.34           $29.15          $89.34
MFS Growth with Income                     $105.58         $148.65           $25.58          $78.65
MFS Research                               $105.58         $148.65           $25.58          $78.65
MFS Emerging Growth Companies              $105.58         $148.65           $25.58          $78.65
Merrill Lynch Basic Value Equity           $105.58         $148.65           $25.58          $78.65
Merrill Lynch World Strategy               $109.15         $159.34           $29.15          $89.34
Morgan Stanley Emerging Markets Equity
                                           $114.77         $175.99           $34.77         $105.99
EQ/Putnam Growth & Income Value            $105.58         $148.65           $25.58          $78.65
EQ/Putnam Investors Growth                 $106.60         $151.71           $26.60          $81.71
EQ/Putnam International Equity             $109.15         $159.34           $29.15          $89.34

--------------------

(1) The amount accumulated from the $1,000 contribution plus $30 credit could not be paid in the form of an annuity at the end of any of the periods shown in the examples. This is because if the amount applied to purchase an annuity is less than $2,000, or the initial payment is less than $20, we may pay the amount to you in a single sum instead of as payments under an annuity payout option. See "Accessing Your Money."

CONTRACT FEATURES AND BENEFITS

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT


         You may purchase a contract by making payments to us we call "contributions." We require a minimum initial contribution of $25,000 for you to purchase a contract. You may make additional contributions of at least $1,000 each, subject to limitations noted below. The following table summarizes our rules regarding contributions to your contract. All ages in the table refer to the age of the annuitant named in the contract.

         [Sidebar: The "annuitant" is the person who is the measuring life for determining contract benefits. The annuitant is not necessarily the contract owner.]


                            AVAILABLE FOR                                                      LIMITATIONS ON
    CONTRACT TYPE        ANNUITANT ISSUE AGES         SOURCE OF CONTRIBUTIONS                  CONTRIBUTIONS
----------------------- ----------------------- ------------------------------------------ --------------------------
NQ                      0 through 80            o   After-tax money.                       o   No additional
                                                                                               contributions after
                                                o   Paid to us by check or transfer            age 81.
                                                    of contract value in a tax-deferred
                                                    exchange under Section 1035 of the
                                                    Internal Revenue Code.

----------------------- ----------------------- ------------------------------------------ ---------------------------
Traditional IRA         20 through 78           o   Rollovers from a qualified plan.       o   No additional
                                                o   Rollovers from an Internal                 rollover or direct
                                                    Revenue Code Section 403(b) tax            transfer contributions
                                                    sheltered annuity ("TSA").                 after age 79.
                                                o   Rollovers from another
                                                    traditional individual retirement      o   Contributions after
                                                    arrangement.                               age 70 1/2 must be net
                                                o   Direct custodian-to-custodian              of required minimum
                                                    transfers from another traditional         distributions.
                                                    individual retirement arrangement.
                                                o   "Regular" IRA contributions are
                                                     not permitted.

----------------------- ----------------------- ------------------------------------------ ---------------------------



                            AVAILABLE FOR                                                      LIMITATIONS ON
    CONTRACT TYPE        ANNUITANT ISSUE AGES         SOURCE OF CONTRIBUTIONS                  CONTRIBUTIONS
----------------------- ----------------------- ------------------------------------------ ---------------------------
Roth IRA                20 through 78           o   Rollovers from another Roth IRA.       o   No additional rollover
                                                o   Conversion rollovers from a                or direct transfer
                                                    Traditional IRA.                           contributions after
                                                o   Direct transfers from another              age 79.
                                                    Roth IRA.
                                                o   "Regular" after-tax                    o   Conversion rollovers
                                                    contributions are not permitted.           after age 70 1/2 must
                                                                                               be net of required
                                                                                               minimum distributions
                                                                                               for the Traditional IRA
                                                                                               you are rolling over.

                                                                                           o   You cannot roll over
                                                                                               funds from a
                                                                                               Traditional IRA if your
                                                                                               adjusted gross income
                                                                                               is $100,000 or more.


----------------------- ----------------------- ------------------------------------------ ---------------------------
QP                      20 through 70           o   Only transfer contributions            o   Regular ongoing payroll
                                                    from an existing qualified plan            contributions are not
                                                    trust as a change of investment            permitted.
                                                    vehicle under the plan.
                                                o   The plan must be qualified             o   No additional transfer
                                                    under Section 401(a) of the                contributions after
                                                    Internal Revenue Code.                     age 71.
                                                o   For 401(k) plans, transferred
                                                    contributions may only include
                                                    employee pre-tax contributions.
                                                o   For defined benefit plans,
                                                    employee contributions are not
                                                    permitted.

----------------------- ----------------------- ------------------------------------------ ---------------------------

         See "Tax Information" for a more detailed discussion of sources of contributions and certain contribution limitations. We may refuse to accept any contribution if the sum of all contributions under all Equitable Accumulator contracts with the same annuitant would then total more than $1,500,000. We reserve the right to limit aggregate contributions made after the first contract year to 150% of first-year contributions. We may also refuse to accept any contribution if the sum of all contributions under all Equitable of Colorado annuity accumulation contracts that you own would then total more than $2,500,000.

         For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" later in this prospectus.


OWNER AND ANNUITANT REQUIREMENTS


         Under NQ contracts, the annuitant can be different than the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

         Under IRA contracts, the owner and annuitant must be the same person.

         Under QP contracts, the owner must be the trustee of the qualified plan and the annuitant must be the plan participant/employee. See Appendix I for more information on QP contracts.


HOW YOU CAN MAKE YOUR CONTRIBUTIONS


         Except as noted below, contributions must be by check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to Equitable of Colorado. We do not accept third party checks endorsed to us except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.


         For your convenience, we will accept initial and additional contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose. Additional contributions may also be made under our automatic investment program. These methods of payment are discussed in detail under "More Information" later in this prospectus.


         Your initial contribution must generally be accompanied by an application and any other form we need to process the payments. If any information is missing or unclear, we will try to obtain that information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the registered representative submitting the application on your behalf. We will then return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information.


         [Sidebar: Our "business day" generally is any day on which the New York Stock Exchange is open for trading.]

         SECTION 1035 EXCHANGES

         You may apply the value of an existing nonqualified deferred annuity contract (or life insurance or endowment contract) to purchase an Accumulator Plus NQ contract in a tax-free exchange if you follow certain procedures as shown in the form that we require you to use. Also see "Tax Information" later in this prospectus.


WHAT ARE YOUR VARIABLE INVESTMENT OPTIONS UNDER THE CONTRACT?

         We allocate your contributions among the variable investment options available under the contracts as you direct us to.


         VARIABLE INVESTMENT OPTIONS

         Your investment results in any one of the 22 variable investment options will depend on the investment performance of the underlying Portfolios. Listed below are the currently available Portfolios, their investment objectives, and their advisers.

         [Sidebar:  You can choose among 22 variable investment options.]

                                                PORTFOLIOS OF THE HUDSON RIVER TRUST

----------------------------------------------------------------------------------------------------------------------

PORTFOLIO NAME                        OBJECTIVE                            ADVISER
----------------------------------------------------------------------------------------------------------------------
Alliance Money Market                 High level of current income while   Alliance Capital Management L.P.
                                      preserving assets and maintaining
                                      liquidity

----------------------------------------------------------------------------------------------------------------------

Alliance High Yield                   High return by maximizing current    Alliance Capital Management L.P.
                                      income and, to the extent
                                      consistent with that objective,
                                      capital appreciation

----------------------------------------------------------------------------------------------------------------------

Alliance Common Stock                 Long-term growth of capital and      Alliance Capital Management L.P.
                                      increasing income

----------------------------------------------------------------------------------------------------------------------

Alliance Aggressive Stock             Long-term growth of capital          Alliance Capital Management L.P.

----------------------------------------------------------------------------------------------------------------------

Alliance Small Cap Growth             Long-term growth of capital          Alliance Capital Management L.P.

----------------------------------------------------------------------------------------------------------------------

                                                  PORTFOLIOS OF EQ ADVISORS TRUST

----------------------------------------------------------------------------------------------------------------------

PORTFOLIO NAME                        OBJECTIVE                            ADVISER
----------------------------------------------------------------------------------------------------------------------

BT Equity 500 Index                   Replicate as closely as possible     Bankers Trust Company
                                      (before deduction of Portfolio
                                      expenses) the total return of the
                                      Standard & Poor's 500 Composite
                                      Stock Price Index

----------------------------------------------------------------------------------------------------------------------

BT Small Company Index                Replicate as closely as possible     Bankers Trust Company
                                      (before deduction of Portfolio
                                      expenses) the total return of the
                                      Russell 2000 Index

----------------------------------------------------------------------------------------------------------------------

BT International Equity Index         Replicate as closely as possible     Bankers Trust Company
                                      (before deduction of Portfolio
                                      expenses) the total return of the
                                      Morgan Stanley Capital
                                      International Europe, Australia,
                                      Far East Index

----------------------------------------------------------------------------------------------------------------------

EQ/Evergreen                          Capital appreciation                 Evergreen Asset Management Corp.

----------------------------------------------------------------------------------------------------------------------

EQ/Evergreen Foundation               In order of priority, reasonable     Evergreen Asset Management Corp.
                                      income, conservation of capital,
                                      and capital appreciation

----------------------------------------------------------------------------------------------------------------------

JPM Core Bond                         High total return consistent with    J.P. Morgan Investment Management Inc.
                                      moderate risk of capital and
                                      maintenance of liquidity

----------------------------------------------------------------------------------------------------------------------

Lazard Large Cap Value                Capital appreciation                 Lazard Asset Management
----------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------

PORTFOLIO NAME                        OBJECTIVE                            ADVISER
----------------------------------------------------------------------------------------------------------------------


Lazard Small Cap Value                Capital appreciation                 Lazard Asset Management

----------------------------------------------------------------------------------------------------------------------

MFS Growth with Income                Reasonable current income and        Massachusetts Financial Services Company
                                      long-term growth of capital and
                                      income

----------------------------------------------------------------------------------------------------------------------
MFS Research                          Long-term growth of capital and      Massachusetts Financial Services Company
                                      future income

----------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                   Long-term capital growth             Massachusetts Financial Services Company
  Companies
----------------------------------------------------------------------------------------------------------------------

Merrill Lynch Basic Value             Capital appreciation and             Merrill Lynch Asset Management, L.P.
   Equity                             secondarily, income

----------------------------------------------------------------------------------------------------------------------

Merrill Lynch World                   High total investment return         Merrill Lynch Asset Management, L.P.
   Strategy

----------------------------------------------------------------------------------------------------------------------

Morgan Stanley Emerging               Long-term capital appreciation       Morgan Stanley Asset Management Inc.
   Markets Equity

----------------------------------------------------------------------------------------------------------------------

EQ/Putnam Growth                      Capital growth, current income is    Putnam Investment Management, Inc.
   & Income Value                     a secondary objective

----------------------------------------------------------------------------------------------------------------------

EQ/Putnam Investors Growth            Long-term growth of capital and      Putnam Investment Management, Inc.
                                      any increased income that results
                                      from this growth

----------------------------------------------------------------------------------------------------------------------

EQ/Putnam International               Capital appreciation                 Putnam Investment Management, Inc.
   Equity
----------------------------------------------------------------------------------------------------------------------


         Other important information about the Portfolios is included in the separate prospectuses for The Hudson River Trust and EQ Advisors Trust attached at the end of this prospectus.

ALLOCATING YOUR CONTRIBUTIONS

         You may allocate your contributions to one or more, or all, of the variable investment options. Allocations must be in whole percentages and you may change your allocations at any time. However, the total of your allocations must equal 100%.

         CREDITS

         A credit will be allocated to your account value when we receive a contribution from you. The credit is equal to 3% of the amount of each contribution. Credits are allocated to the same variable investment options based on the same percentages used to allocate your contributions.


         We will recover the amount of the credit if you exercise your right to cancel the contract. See "Your right to cancel within a certain number of days" below. Also, if you start receiving annuity payments within three years of making any additional contribution, we will recover the amount of the credit that applies to that contribution.


         We do not consider credits to be contributions for purposes of any discussion in this prospectus. Credits are also not considered to be your investment in the contract for tax purposes.
                              ---------------------

GUARANTEED MINIMUM DEATH BENEFIT

         Applicable for annuitant ages 0 through 79 at issue of NQ contracts; 20 through 78 at issue of Traditional IRA and Roth IRA contracts; and 20 through 70 at issue of QP contracts.

         You may elect either the "5% roll up to age 80" or the "annual ratchet to age 80" guaranteed minimum death benefit when you apply for a contract. Once you have made your election, you may not change it.


         5% ROLL UP TO AGE 80. On the contract date, the guaranteed minimum death benefit equals your initial contribution plus the credit. Thereafter, the guaranteed minimum death benefit will be credited with interest each day through the annuitant's age 80. The effective annual interest rate is 5% except for amounts invested in the Alliance Money Market option. The effective annual interest rate is 3% for the Alliance Money Market option. No interest is credited after the annuitant is age 80.


         If you make additional contributions, we will increase your current guaranteed minimum death benefit by the dollar amount of the additional contribution plus the amount of the credit on the date the contribution is allocated to your variable investment options. If you take a withdrawal from your contract, we will adjust your guaranteed minimum death benefit for the withdrawal on the date you take the withdrawal.

         ANNUAL RATCHET TO AGE 80. On the contract date, your guaranteed minimum death benefit equals your initial contribution plus the credit. Then, on each contract date anniversary, we will determine your guaranteed minimum death benefit by comparing your current guaranteed minimum death benefit to your account value on that contract date anniversary. If your account value is higher than your guaranteed minimum death benefit, we will increase your guaranteed minimum death benefit to equal your account value. On the other hand, if your account value on the contract date anniversary is less than your guaranteed minimum death benefit, we will not adjust your guaranteed minimum death benefit either up or down.

         If you make additional contributions, we will increase your current guaranteed minimum death benefit by the dollar amount of the contribution plus the amount of the credit on the date the contribution is allocated to your variable investment options. If you take a withdrawal from your contract, we will adjust your guaranteed minimum death benefit on the date you take the withdrawal.

         Applicable for an annuitant who is age 80 when the contract is issued.

         On the contract date, your guaranteed minimum death benefit equals your initial contribution plus the credit. Thereafter, it will be increased by the dollar amount of any additional contributions. We will adjust your guaranteed minimum death benefit if you take any withdrawals.

                              --------------------

         Please see "How withdrawals affect guaranteed minimum death benefit" under "Accessing Your Money" for information on how withdrawals affect your guaranteed minimum death benefit.

         See Appendix II for an example of how we calculate the guaranteed minimum death benefit.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

         If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract directly to our Processing Office within 10 days after you receive it. In some states, this "free look" period may be longer.

         Your refund will equal your account value under the contract and will reflect any investment gain or loss in the variable investment options through the date we receive your contract. Please note that you will forfeit the credit by exercising this right of cancellation. Some states or Federal income tax regulations may require us to calculate the refund differently. If you cancel your contract during the free look period, we may require that you wait six months before you may apply for a contract with us again.

         We follow these same procedures if you change your mind before you receive your contract, but after you have made a contribution. Please see "Tax Information" for possible consequences of canceling your contract.

         If you fully convert an existing Traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a Traditional IRA contract. Our Processing Office, or your registered representative, can provide you with the cancellation instructions. Ask for the form entitled "Request for Full Conversion."

DETERMINING YOUR CONTRACT'S VALUE

YOUR ACCOUNT VALUE

         Your "account value" is the total value of your contributions plus the credit allocated to the variable investment options. These amounts are subject to certain fees and charges discussed under "Charges and Expenses."

         Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less any withdrawal charge that may apply if you surrender your contract. Please see "Surrendering your contract to receive its cash value" below.

YOUR CONTRACT'S VALUE IN EACH VARIABLE INVESTMENT OPTION


         Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract. Your value will also be reduced by the dollar amount of any withdrawals that you make.

         [Sidebar: Units measure your value in each variable investment option.]

         The unit value for each variable investment option depends on the investment performance of that option, minus daily charges for mortality and expense risks, administration, and distribution expenses. On any day, your value in any variable investment option equals the number of units credited to your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless you make additional contributions, make a withdrawal, or transfer amounts between variable investment options. In addition, when we deduct any withdrawal charge the number of units credited to your contract will be reduced. A description of how unit values are calculated is found in the SAI.


TRANSFERRING YOUR MONEY AMONG THE VARIABLE INVESTMENT OPTIONS

TRANSFERRING YOUR ACCOUNT VALUE

         At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the variable investment options.

              You must send all transfer requests directly to our Processing Office. You may request a transfer in writing or by telephone. Transfer requests should specify:

               (1)  the contract number,

               (2) the dollar amounts or percentages of your current account value to be transferred, and

               (3) the variable investment options to and from which you are transferring.



         We may, at any time, restrict the use of market timers and other agents acting under a power of attorney who are acting on behalf of more than one contract owner. Any agreements to use market timing services to make transfers are subject to our rules in effect at that time.

         We will confirm all transfers in writing.

DOLLAR COST AVERAGING YOUR ACCOUNT VALUE

         Dollar cost averaging allows you to gradually transfer amounts from the Alliance Money Market option to the other variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low and fewer units if the unit's value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses.

         If your value in the Alliance Money Market option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to the other variable investment options. You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th.

         The minimum amount that we will transfer each time is $250. The maximum amount we will transfer is equal to your value in the Alliance Money Market option at the time the program is elected, divided by the number of transfers scheduled to be made in the next 12 months.

         If, on any transfer date, your value in the Alliance Money Market option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The dollar cost averaging program will then end. You may change the transfer amount once each contract year, or cancel this program at any time.

         Dollar cost averaging may not be elected if you are participating in the rebalancing program.

REBALANCING YOUR ACCOUNT VALUE

         We currently offer a rebalancing program that you can use to automatically reallocate your account value among the variable investment options. You must tell us:

          (a) the percentage you want invested in each variable investment option (whole percentages only), and

          (b) how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis. However, it will occur on the same day of the month as the contract date).

         While your rebalancing program is in effect, we will transfer amounts among each variable investment option so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date.

          [Sidebar: Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your registered representative or other financial adviser before electing the program.]

         You may elect the rebalancing program at any time. You may also change your allocation instructions or cancel the program at any time. If you request a transfer while the rebalancing program is in effect, we will process the transfer as requested and then cancel the rebalancing program.


         You may not elect the rebalancing program if you are participating in the dollar cost averaging program.


ACCESSING YOUR MONEY

WITHDRAWING YOUR ACCOUNT VALUE

         You have several ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table. For the tax consequences of withdrawals, see "Tax Information."


                              METHOD OF WITHDRAWAL
--------------------------------------------------------------------------------

                                             SUBSTANTIALLY        MINIMUM
CONTRACT          LUMP SUM    SYSTEMATIC         EQUAL          DISTRIBUTION
--------          --------    ----------         -----          ------------

NQ                   Yes         Yes               No                No
Traditional IRA      Yes         Yes               Yes               Yes
Roth IRA             Yes         Yes               Yes               No
QP                   Yes         No                No                No


         LUMP SUM WITHDRAWALS

         (All contracts)

         You may take lump sum withdrawals from your account value at any time. The minimum amount you may withdraw is $1,000. If you request to withdraw more than 90% of a contract's current cash value we will treat it as a request to surrender the contract for its cash value. See "Surrendering your contract to receive its cash value" below.

         Lump sum withdrawals in excess of the 15% free withdrawal amount may be subject to a withdrawal charge.

         SYSTEMATIC WITHDRAWALS

         (NQ, Traditional IRA, and Roth IRA contracts only)

         You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.

         You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value: 1.2% monthly, 3.6% quarterly, and 15.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

         We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

         You may elect to take systematic withdrawals at any time. If you own a Traditional IRA or Roth IRA contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

         You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a lump sum withdrawal. You can cancel the systematic withdrawal option at any time.

         Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a lump sum withdrawal previously taken in the same contract year, the systematic withdrawal exceeds the 15% free withdrawal amount.

         SUBSTANTIALLY EQUAL WITHDRAWALS

         (Traditional IRA and Roth IRA contracts only)

         The substantially equal withdrawals option allows you to receive distributions from your account value without triggering the 10% additional federal tax penalty which normally applies to distributions made before age 59 1/2. See "Tax Information." Once you begin to take substantially equal withdrawals, you should not stop them or change the pattern of your withdrawals until the later of age 59 1/2 or five full years after the first withdrawal. If you stop or change the withdrawals or take a lump sum withdrawal, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on those withdrawals.


         You may elect to take substantially equal withdrawals at any time before age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. You may not elect to receive the first payment in the same contract year in which you took a lump sum withdrawal. We will calculate the amount of your substantially equal withdrawals based on the method you choose from the choices we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until we receive written notice from you to cancel this option or you take a lump sum withdrawal. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same contract year in which you took a lump sum withdrawal. We will calculate the new withdrawal amount.


         Substantially equal withdrawals are not subject to a withdrawal charge.

         MINIMUM DISTRIBUTION WITHDRAWALS


         (Traditional IRA contracts only -- See "Tax Information")

         We offer the minimum distribution withdrawal option to help you meet required minimum distributions under federal income tax rules. You may elect this option in the year in which you attain age 70 1/2. The minimum amount we will pay out is $250. You may elect the method you want us to use to calculate your minimum distribution withdrawals from the choices we offer. Currently, minimum distribution withdrawal payments will be made annually.

         We do not impose a withdrawal charge on minimum distribution withdrawals except if when added to a lump sum withdrawal previously taken in the same contract year, the minimum distribution withdrawal exceeds the 15% free withdrawal amount.

         We will calculate your annual payment based on your account value at the end of the prior calendar year based on the method you choose..

          [Sidebar: For Traditional IRA contracts, we will send a form outlining the distribution options available before you reach age 70 1/2 (if you have not begun your annuity payments before that time).]


HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

         Lump sum withdrawal

         You must specify the variable investment options from which you want to take the withdrawal. If we receive only partial information, our Processing Office will contact you for complete instructions before processing your request.

          Systematic withdrawals, substantially equal withdrawals, and minimum distribution withdrawals

         Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from each variable investment option in which you have value.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM DEATH BENEFIT


         Withdrawals will reduce your guaranteed minimum death benefit on either a dollar-for-dollar basis or on a pro rata basis as explained below:

         5% roll up to age 80 - If you elect the 5% roll up to age 80 guaranteed minimum death benefit, your current guaranteed minimum death benefit will be reduced on a dollar-for-dollar basis as long as the sum of your withdrawals in a contract year is 5% or less of the guaranteed minimum death benefit on the most recent contract date anniversary. Once you take a withdrawal that causes the sum of your withdrawals in a contract year to exceed 5% of the guaranteed minimum death benefit on the most recent contract date anniversary, that withdrawal and any subsequent withdrawals in that same contract year will reduce your current guaranteed minimum death benefit on a pro rata basis.

         Annual ratchet to age 80 - If you elect the annual ratchet to age 80 guaranteed minimum death benefit, each withdrawal will always reduce your current guaranteed minimum death benefit on a pro rata basis.


         Annuitant Issue Age 80 - If For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your guaranteed minimum death benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new guaranteed minimum death benefit after the withdrawal would be $24,000 ($40,000 - $16,000).


         The timing of your withdrawals and whether they exceed the 5% threshold described above can have a significant impact on your guaranteed minimum death benefit.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

         You may surrender your contract to receive its cash value at any time while the annuitant is living and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our Processing Office. We will determine your cash value on the date we receive the required information. All benefits under the contract will terminate as of that date.

         You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Choosing your annuity payout options" below. We will usually pay the cash value within seven calendar days, but we may delay payment as described in "When to expect payments," below. For the tax consequences of surrenders, see "Tax Information."

WHEN TO EXPECT PAYMENTS


         Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:


         (1)  the New York Stock Exchange is closed or restricts trading,

         (2) sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable because of an emergency, or

         (3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment option.

         We also may defer payments for a reasonable amount of time (not to exceed 15 days) while we are waiting for a contribution check to clear.


         All payments are made by check and are mailed to you (or the payee named on a tax-free exchange) by U.S. mail, unless you request that we use an express delivery service at your expense.


CHOOSING YOUR ANNUITY PAYOUT OPTIONS

         The Accumulator Plus offers you several choices for receiving retirement income. Each choice enables you to receive fixed or, in some cases, variable annuity payments.

         You can choose from among the four different annuity payout options listed below. Restrictions apply, depending on the type of contract you own.

--------------------------------------------------------------------------------

TRADITIONAL ANNUITY PAYOUT OPTIONS               Life annuity
                                                 Life annuity -- period certain
                                                 Life annuity -- refund certain
                                                 Period certain annuity

--------------------------------------------------------------------------------

TRADITIONAL ANNUITY PAYOUT OPTIONS

         You can choose from among the following traditional annuity payout options:


         o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuing benefit following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

         o Life annuity -- period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. A life annuity with a period certain of 10 years is the normal form of annuity under the contracts.

         o Life annuity -- refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

         o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15 or 20 years. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. Currently, this payout option is available only as a fixed annuity.


         All of the above payout options are available as fixed annuities. With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity payments in your contract or on our then current annuity rates, whichever is more favorable for you.

         The life annuity, life annuity -- period certain, and life annuity -- refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor.

         The following traditional annuity payout options are available as variable annuities:

              o    Life annuity.
              o    Life annuity -- period certain.
              o    Joint and survivor life annuity (100% to survivor).
              o Joint and survivor life period certain annuity (100% to survivor).

         Variable annuities may be funded through your choice of variable investment options investing in Portfolios of The Hudson River Trust. The amount of each variable annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate. Please see "Annuity Unit Values" in the SAI.

         We may offer other payout options not outlined here. Your registered representative can provide details.

         SELECTING A TRADITIONAL ANNUITY PAYOUT OPTION

         When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin.

         For Traditional IRA, Roth IRA, and NQ contracts, unless you choose a different payout option, we will pay fixed annuity payments under a life annuity with a certain period of 10 years. The only payout options available under QP contracts are the life annuity 10 year period certain and the joint and survivor life annuity 10 year period certain.

         You can choose the date annuity payments begin but it may not be earlier than five years from the contract date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the contract date anniversary that follows the annuitant's 90th birthday. This may be different in some states.

         If you elect to start receiving annuity payments within three years of making an additional contribution, we will recover the amount of any credit that applies to that contribution.


         Before your annuity payments are to begin, we will notify you by letter that the annuity payout options are available. Once you have selected a payout option and payments have begun, no change can be made other than transfers (if permitted in the future) among the variable investment options if a variable annuity is selected.


         The amount of the annuity payments will depend on the amount applied to purchase the annuity, the type of annuity chosen and, in the case of a life annuity, the annuitant's age (or the annuitant's and joint annuitant's ages) and in certain instances, the sex of the annuitant(s).

         The amount we apply to provide annuity payments will depend on the type of payout option you select. If you select a payout option that provides for payments for the rest of the annuitant's life, then we will apply your account value. If you select a payout option that provides for payments for a period certain, then we will apply your cash value. However, if the period certain is more than five years, we will apply not less than 95% of the account value.

         If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

CHARGES AND EXPENSES

CHARGES THAT EQUITABLE OF COLORADO DEDUCTS

         We deduct the following charges each day from the net assets of each variable investment option:

         o    A mortality and expense risks charge.

         o    An administration charge.

         o    A distribution charge.

         We deduct the following charges from your account value:

         o At the time you make certain withdrawals or surrender your contract -- a withdrawal charge.

         o At the time annuity payments are to begin -- charges for state premium and other taxes.

         More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" below.

         MORTALITY AND EXPENSE RISKS CHARGE

         We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the guaranteed minimum death benefit. The daily charge is equivalent to an annual rate of 1.10% of the net assets in each variable investment option.

         The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

         ADMINISTRATION CHARGE

         We deduct a daily charge from the net assets in each variable investment option to compensate us for administration expenses under the contracts. The daily charge is equivalent to an annual rate of 0.25% of the net assets in each variable investment option. We reserve the right under the contracts to increase this charge to an annual rate of 0.35%.

         DISTRIBUTION CHARGE

         We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of 0.25% of the net assets in each variable investment option. This charge will never exceed applicable regulatory limitations.

         WITHDRAWAL CHARGE

         A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 15% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value.

         The withdrawal charge equals a percentage of the contributions withdrawn. The percentage that applies depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

                                               CONTRACT YEAR
                     1        2       3       4         5         6        7        8         9       10+
-----------------------------------------------------------------------------------------------------------
Percentage of
contribution         8%      8%      7%       6%        5%       4%       3%        2%       1%       0%


         For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to the free withdrawal amount are not considered withdrawal of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax Information."


         In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. The amount deducted to pay each withdrawal charge is also subject to a withdrawal charge. We deduct the charge in proportion to the amount withdrawn from each variable investment option. The withdrawal charge helps cover our sales expenses.


         The withdrawal charge does not apply in the circumstances described below.

         15% FREE WITHDRAWAL AMOUNT. Each contract year you can withdraw up to 15% of your account value without paying a withdrawal charge. The 15% free withdrawal amount is determined using your account value on the most recent contract date anniversary, minus any other withdrawals made during the contract year. The 15% free withdrawal amount does not apply if you surrender your contract.

         MINIMUM DISTRIBUTIONS. The withdrawal charge does not apply to withdrawals taken under our minimum distribution withdrawal option. However, those withdrawals are counted towards the 15% free withdrawal amount if you also make a lump sum withdrawal in any contract year.

         DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

         o The annuitant has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

         o We receive proof satisfactory to us (including certification by a licensed physician) that the annuitant's life expectancy is six months or less; or

         o The annuitant has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, U.S. Virgin Islands, or Guam) and meets all of the following:

                   - its main function is to provide skilled, intermediate, or custodial nursing care;

                   - it provides continuous room and board to three or more persons;

                   - it is supervised by a registered nurse or licensed practical nurse;

                   -    it keeps daily medical records of each patient;

                   -    it controls and records all medications dispensed; and

                   - its primary service is other than to provide housing for residents.



         We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the disability is caused by a preexisting condition or a condition that began within 12 months of the contract date. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your registered representative can provide more information or you may contact our Processing Office.



         CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

         We deduct a charge for applicable taxes such as premium taxes that may be imposed in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout. The current tax charge that might be imposed varies by state and ranges from 0% to 3.5% (1% in Puerto Rico and 5% in the U.S. Virgin Islands).

CHARGES THAT THE TRUSTS DEDUCT

         The Hudson River Trust and EQ Advisors Trust each deducts charges for the following types of fees and expenses:

         o    Investment advisory fees ranging from 0.25% to 1.15%.

         o    12b-1 fees of 0.25%.

         o Operating expenses, such as trustees' fees, independent auditors' fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.

         o    Investment-related expenses, such as brokerage commissions.


         These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses of the Trusts following this prospectus.


GROUP OR SPONSORED ARRANGEMENTS

         For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the guaranteed minimum death benefit or offer variable investment options that invest in shares of The Hudson River Trust or EQ Advisors Trust that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for Traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

         Our costs for sales, administration, and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

         We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation in the withdrawal charge will reflect differences in costs or services and will not be unfairly discriminatory.


         Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Securities Act of 1974 or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS



         We may reduce or eliminate charges when sales are made in a manner that result in savings of sales and administration expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.


PAYMENT OF DEATH BENEFIT

YOUR BENEFICIARY AND PAYMENT OF BENEFIT


         You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective on the date the written request for the change is signed. Under jointly owned contracts, the surviving owner is considered the beneficiary and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the trustee.

         The death benefit is equal to your account value, or, if greater, the guaranteed minimum death benefit. We determine the amount of the death benefit as of the date we receive satisfactory proof of the annuitant's death and any required instructions for the method of payment.


         WHEN THE ANNUITANT DIES BEFORE ANNUITY PAYMENTS BEGIN

         If the annuitant dies before the annuity payments begin, we will pay the death benefit to your beneficiary.

         CHANGE OF OWNER ON DEATH

         Under certain conditions the owner can change after the original owner's death. Under NQ contracts when the owner dies the person designated as successor owner becomes the new owner. Under Traditional IRA and Roth IRA contracts only, a beneficiary who is the surviving spouse can choose to be treated as the successor owner/annuitant. Only a spouse can be a successor owner/annuitant.

         For Traditional IRA contracts, a beneficiary who is not a surviving spouse may be able to have limited ownership.

         WHEN AN NQ CONTRACT OWNER DIES BEFORE THE ANNUITANT


         When you are not the annuitant under an NQ contract and you die before annuity payments begin, the beneficiary named to receive the death benefit upon the annuitant's death will automatically become the contract owner. You may name a different person that will become the new owner at any time by sending satisfactory notice to our Processing Office. If the contract is jointly owned and the first owner to die is not the annuitant, the surviving owner becomes the sole contract owner. This person will be considered the "beneficiary" for purposes of the distribution rules described in this section. The surviving owner automatically takes the place of any other beneficiary designation.

         Unless the surviving spouse of the owner who has died (or in the case of a joint ownership situation, the surviving spouse of the first owner to die) is the designated beneficiary for this purpose, the entire interest in the contract must be distributed under the following rules:

         o The cash value of the contract must be fully paid to the designated beneficiary (new owner) by December 31st of the fifth calendar year after your death (or in a joint ownership situation, the death of the first owner to die).

         o The new owner may instead elect to receive the cash value as a life annuity (or payments for a period certain of not longer than the new owner's life expectancy). Payments must begin no later than December 31st following the calendar year of the non-annuitant owner's death. Unless this alternative is elected, we will pay any cash value on December 31st of the fifth calendar year following the year of your death (or the death of the first owner to die).

         o If the surviving spouse is designated beneficiary or joint owner, the spouse may elect to continue the contract. No distributions are required as long as the surviving spouse and annuitant are living.


HOW DEATH BENEFIT PAYMENT IS MADE

         We will pay the death benefit to the beneficiary in the form of the annuity payout option you have chosen. If you have not chosen an annuity payout option as of the time of the annuitant's death, the beneficiary will receive the death benefit in a single sum. However, subject to any exceptions in the contract, our rules and any applicable requirements under federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuity payout options we offer at the time. See "Choosing your annuity payout options" earlier in this prospectus. Please note that if you are both the contract owner and the annuitant, you may elect only a life annuity or an annuity that does not extend beyond the life expectancy of the beneficiary.

         SUCCESSOR OWNER AND ANNUITANT

         If you are both the contract owner and the annuitant, and your spouse is the sole beneficiary or the joint owner, then your spouse may elect to receive the death benefit or continue the contract as successor owner/annuitant.

         If your surviving spouse decides to continue the contract, then on the contract date anniversary following your death, we will increase the account value to equal your current guaranteed minimum death benefit, if it is higher than the account value. In determining whether the guaranteed minimum death benefit will continue to grow, we will use your surviving spouse's age (as of the contract date anniversary).

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA CONTRACTS



         Upon your death under a Traditional IRA contract, a non-spouse beneficiary may generally elect to keep the contract in your name and receive distributions under the contract instead of the death benefit being paid in a single sum.

         If you die after the "required beginning date" (see "Tax Information") for required minimum distributions, the contract will continue if:

         (a) you were receiving minimum distribution withdrawals from this contract; and

         (b) the pattern of minimum distribution withdrawals you chose was based in part on the life of the designated beneficiary.

         The withdrawals will then continue to be paid to the beneficiary on the same basis as you chose before your death. We will be able to tell your beneficiary whether this option is available to them. You should contact our Processing Office for further information.

         If you die before the "required beginning date" (and therefore you were not taking minimum distribution withdrawals under the contract), the beneficiary may begin taking minimum distribution withdrawals under the contract. We will increase the account value to equal the death benefit if the death benefit is greater than the account value. That amount will be used to provide the withdrawals. These withdrawals will begin by December 31st of the calendar year following your death and will be based on the beneficiary's life expectancy. If there is more than one beneficiary, the shortest life expectancy is used.


         The designated beneficiary must be a natural person and of legal age at the time of election. The beneficiary must elect this option within 30 days following the date we receive proof of the annuitant's death. This option may not currently be available in all states. Your registered representative can provide information about state availability, or you may contact our Processing Office.


         While the contract continues in your name, the beneficiary may make transfers among the variable investment options. However, additional contributions will not be permitted and the death benefit (including the guaranteed minimum death benefit) provision will no longer be in effect. Although the only withdrawals that will be permitted are minimum distribution withdrawals, the beneficiary may choose at any time to withdraw all of the account value and no withdrawal charges will apply.

TAX INFORMATION


OVERVIEW

         In this part of the prospectus, we discuss the current federal income tax rules that generally apply to Accumulator Plus contracts owned by United States taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, Traditional IRA, Roth IRA or QP contracts. Therefore, we discuss the tax aspects of each type of contract separately.

         We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights under the contract, or payments under the contract may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

         Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change.

TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS

         You can make transfers among variable investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

         CONTRIBUTIONS

         You may not deduct the amount of your contributions for a nonqualified annuity contract.

         CONTRACT EARNINGS

         Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

         o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);


         o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

         o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

         o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person).


     All nonqualified deferred annuity contracts that we issue to you during the same calendar year are linked together and treated as one contract for figuring out the taxable amount of any distribution from any of those contracts.


     ANNUITY PAYMENTS


     Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your "investment in the contract." Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

         For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your investment in the contract divided by the number of expected payments is your tax-free portion of each payment.

         Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

         PAYMENTS MADE BEFORE ANNUITY PAYMENTS BEGIN

         If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable.


         CONTRACTS PURCHASED THROUGH EXCHANGES

         You may purchase your NQ contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

         o The contract which is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract (or life insurance or endowment contract).

         o The owner and the annuitant are the same under the source contract and the Accumulator Plus NQ contract (if you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction).

         The tax basis of the source contract carries over to the Accumulator Plus NQ contract.

         SURRENDERS

         If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

         DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

         For the rules applicable to death benefits, see "Payment of Death Benefit" and "When an NQ contract owner dies before the annuitant" earlier in this prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

         EARLY DISTRIBUTION PENALTY TAX


         If you take distributions before you are age 59 1/2 a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. The extra penalty tax does not apply to pre-age 59 1/2 distributions made:


         o    on or after your death; or

         o    because you are disabled (special federal income tax definition);
              or

         o in the form of substantially equal periodic annuity payments for your life (or life expectancy) or the joint lives (or joint life expectancy) of you and a beneficiary.

SPECIAL RULES FOR NQ CONTRACTS ISSUED IN PUERTO RICO

         Under current law we treat income from NQ contracts as U.S.-source. A Puerto Rico resident is subject to U.S. taxation on such U.S.-source income. Only Puerto Rico-source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The computation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

INDIVIDUAL RETIREMENT ARRANGEMENTS ("IRAS")

         GENERAL


         "IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets for the benefit of the IRA owner. The assets can include mutual funds and certificates of deposit. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.


There are several types of IRAs, as follows:

         o    "Traditional IRAs," typically funded on a pre-tax basis;

         o    Roth IRAs, first available in 1998, funded on an after-tax basis;
              and

         o SEP-IRAs and SIMPLE-IRAs, issued and funded in connection with employer-sponsored retirement plans.

         Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments.


         You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This Publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (http://www.irs.ustreas.gov).

         The Accumulator Plus IRA contract is designed to qualify as an "individual retirement annuity" under Section 408(b) of the Internal Revenue Code. This prospectus contains the information that the IRS requires you to have before you purchase an IRA. This section of the prospectus covers some of the special tax rules that apply to IRAs. The next section covers Roth IRAs. Education IRAs are not discussed in this prospectus because they are not available in individual retirement annuity form.

         The Accumulator Plus IRA contract has been approved by the IRS as to form for use as a Traditional IRA. We expect to submit the Roth IRA version for formal IRS approval in 1999. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment. The IRS approval does not address every feature possibly available under the Accumulator Plus IRA contract.


         CANCELLATION

         You can cancel an Accumulator Plus IRA contract by following the directions under "Your right to cancel within a certain number of days" earlier in the prospectus. You can cancel an Accumulator Plus Roth IRA contract issued as a result of a full conversion of an Equitable Accumulator Plus Traditional IRA contract by following the instructions in the request for full conversion form. The form is available from our Processing Office or your registered representative. If you cancel a Traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

     TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

     CONTRIBUTIONS TO TRADITIONAL IRAS

     Individuals may make three different types of contributions to a Traditional IRA:

    o    tax-free "rollover" contributions; or

    o direct custodian-to-custodian transfers from other Traditional IRAs ("direct transfers"); or

    o    "regular" contributions out of earned income or compensation.

         We require that your initial contribution to the Accumulator Plus Traditional IRA contract must be either a rollover or a direct custodian-to-custodian transfer. See "Rollovers and transfers" below. Any additional contributions you make may be rollovers or direct transfers. Since we only permit rollover and direct transfer contributions under the Accumulator Plus Traditional IRA contract, we do not discuss regular after-tax contributions here.

         EXCESS CONTRIBUTIONS

     Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

         o    "regular" contributions of more than $2,000;

         o "regular" contributions of more than earned income for the year, if that amount is under $2,000;

         o "regular" contributions to a Traditional IRA made after you reach age 70 1/2; and

         o rollover contributions of amounts which are not eligible to be rolled over. For example, after-tax contributions to a qualified plan or minimum distributions required to be made after age 70 1/2.


         You can avoid the excise tax by withdrawing an excess contribution (rollover or "regular") before the due date (including extensions) for filing your federal income tax return for the year. If it is an excess "regular" Traditional IRA contribution, you cannot take a tax deduction for the amount withdrawn. You do not have to include the excess contribution withdrawn as part of your income. It is also not subject to the 10% additional penalty tax on early distributions, discussed below under "Early distribution penalty tax." You do have to withdraw any earnings that are attributed to the excess contribution.
The withdrawn earnings would be included in your gross income and could be subject to the 10% penalty tax.


         Even after the due date for filing your return, you may withdraw an excess rollover contribution, without income inclusion or 10% penalty, if:

         (1) the rollover was from a qualified retirement plan to a Traditional IRA;

         (2) the excess contribution was due to incorrect information that the plan provided; and

         (3)  you took no tax deduction for the excess contribution.

         ROLLOVERS AND TRANSFERS

         Rollover contributions may be made to a Traditional IRA from these sources:

         o    qualified plans;

         o TSAs (including Internal Revenue Code Section 403(b)(7) custodial accounts); and

         o    other Traditional IRAs.


         You may also switch Roth IRA funds to Traditional IRA funds, in accordance with special federal income tax rules, if you use the forms we prescribe. This is referred to as having "recharacterized" your contribution.

         Any amount contributed to a Traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.


         ROLLOVERS FROM QUALIFIED PLANS OR TSAS

         There are two ways to do rollovers:

         o    Do It Yourself

              You actually receive a distribution that can be rolled over and you roll it over to a Traditional IRA within 60 days after the date you receive the funds. The distribution from your qualified plan or TSA will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

         o    Direct rollover

              You tell your qualified plan trustee or TSA issuer/custodian/fiduciary to send the distribution directly to your Traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

              All distributions from a TSA or qualified plan are eligible rollover distributions, unless the distribution is:

         o    only after-tax contributions you made to the plan;

         o "required minimum distributions" after age 70 1/2 or separation from service;

         o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;


         o    a hardship withdrawal;


         o substantially equal periodic payments made for a specified period of 10 years or more;


         o    corrective distributions which fit specified technical tax rules;

         o    loans that are treated as distributions;


         o a death benefit payment to a beneficiary who is not your surviving spouse; and

         o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

         ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

         You may roll over amounts from one Traditional IRA to one or more of your other Traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

         The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Traditional IRA to one or more other Traditional IRAs. Also, in some cases, Traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

         WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

         No federal income tax law restrictions on withdrawals

         You can withdraw any or all of your funds from a Traditional IRA at any time. You do not need to wait for a special event like retirement.

         Taxation of payments

         Earnings in Traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable. Except as discussed below, the amount of any distribution from a Traditional IRA must be included in your gross income as ordinary income.

         If you have ever made nondeductible IRA contributions to any Traditional IRA (it does not have to be to this particular Traditional IRA contract), those contributions are recovered tax free when you get distributions from any Traditional IRA. You must keep permanent tax records of all of your nondeductible contributions to Traditional IRAs. At the end of any year in which you have received a distribution from any Traditional IRA, you calculate the ratio of your total nondeductible Traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all Traditional IRAs you own at the end of the year plus all Traditional IRA distributions made during the year. Multiply this by all distributions from the Traditional IRA during the year to determine the nontaxable portion of each distribution.


         In addition, a distribution is not taxable if:

         o the amount received is a withdrawal of excess contributions, as described under "Excess contributions" above;

         o the entire amount received is rolled over to another Traditional IRA (see "Rollovers and transfers" above); or

         o in certain limited circumstances, where the Traditional IRA acts as a "conduit," you roll over the entire amount into a qualified plan or TSA that accepts rollover contributions. To get this "conduit" Traditional IRA treatment:

              o the source of funds you used to establish the Traditional IRA must have been a rollover contribution from a qualified plan, and

              o the entire amount received from the Traditional IRA (including any earnings on the rollover contribution) must be rolled over into another qualified plan within 60 days of the date received.

         Similar rules apply in the case of a TSA.

         However, you may lose conduit treatment, if you make an eligible rollover distribution contribution to a Traditional IRA and you commingle this contribution with other contributions. In that case, you may not be able to roll over these eligible rollover distribution contributions and earnings to another qualified plan or TSA at a future date.

         Distributions from a Traditional IRA are not eligible for favorable five-year averaging (or, in some cases, ten-year averaging and long-term capital gain treatment) available to certain distributions from qualified plans.

         REQUIRED MINIMUM DISTRIBUTIONS

         Lifetime required minimum distributions

         You must start taking annual distributions from your Traditional IRAs beginning at age 70 1/2.

         When you have to take the first required minimum distribution

         The first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April 1). Distributions must start no later than your "required beginning date," which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

         How you can calculate required minimum distributions

         There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."


         Account based method. If you choose an "account based" method, you divide the value of your Traditional IRA as of December 31st of the past calendar year by a life expectancy factor from IRS tables. This gives you the required minimum distribution amount for that particular IRA for that year. The required minimum distribution amount will vary each year as the account value and your life expectancy factors change.

         You have a choice of life expectancy factors, depending on whether you choose a method based only on your life expectancy, or the joint life expectancies of you and another individual. You can decide to "recalculate" your life expectancy every year by using your current life expectancy factor. You can decide instead to use the "term certain" method, where you reduce your life expectancy by one every year after the initial year. If your spouse is your designated beneficiary for the purpose of figuring out annual account-based required minimum distributions, you can also annually "recalculate" your spouse's life expectancy if you want. If you choose someone who is not your spouse as your designated beneficiary for the purpose of figuring out annual account-based required minimum distributions, you have to use the "term certain" method of calculating that person's life expectancy. If you pick a nonspouse designated beneficiary, you may also have to do another special calculation.

         You can later apply your Traditional IRA funds to a life annuity-based payout. You can only do this if you already chose to recalculate your life expectancy annually (and your spouse's life expectancy if you select a spousal joint annuity). For example, if you anticipate selecting any other form of life annuity payout after you are age 70 1/2, you must have elected to recalculate life expectancies.

         Annuity based method. If you choose an "annuity based" method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies.


         Do you have to pick the same method to calculate your required minimum distributions for all of your Traditional IRAs and other retirement plans?

         No. If you want, you can choose a different method and a different beneficiary for each of your Traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan, and an account-based annual withdrawal from another IRA.

         Will we pay you the annual amount every year from your Traditional IRA based on the method you choose?

         No, unless you affirmatively select an annuity payout option or an account-based withdrawal option such as our minimum distribution withdrawal option. Because the options we offer do not cover every option permitted under federal income tax rules, you may prefer to do your own required minimum distribution calculations for one or more of your Traditional IRAs.

         What if you take more than you need to for any year?


         The required minimum distribution amount for your Traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your Traditional IRAs and vice-versa. However, the IRS will let you figure out the required minimum distribution for each Traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall Traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more Traditional IRAs that you own.


         What if you take less than you need to for any year?

         Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for Traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that your age 70 1/2 is approaching. If you do not select a method with us, we will assume you are taking your required minimum distribution from another Traditional IRA that you own.

         What are the required minimum distribution payments after you die?

         If you die after either (a) the start of annuity payments, or (b) your required beginning date, your beneficiary must receive payment of the remaining values in the contract at least as rapidly as under the distribution method before your death. In some circumstances, your surviving spouse may elect to become the owner of the Traditional IRA and halt distributions until he or she reaches age 70 1/2.

         If you die before your required beginning date and before annuity payments begin, federal income tax rules require complete distribution of your entire value in the contract within five years after your death. Payments to a designated beneficiary over the beneficiary's life or over a period certain that does not extend beyond the beneficiary's life expectancy are also permitted, if these payments start within one year of your death. A surviving spouse beneficiary can also (a) delay starting any payments until you would have reached age 70 1/2 or (b) roll over your Traditional IRA into his or her own Traditional IRA.

         Successor annuitant and owner

         If your spouse is the sole primary beneficiary and elects to become the successor annuitant and owner, no death benefit is payable until your surviving spouse's death.

         PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

         IRA death benefits are taxed the same as IRA distributions.

         BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS


         You cannot get loans from a Traditional IRA. You cannot use a Traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the Traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% will apply if you have not reached age 59 1/2 before the first day of that tax year.


         EARLY DISTRIBUTION PENALTY TAX


         A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a Traditional IRA made before you reach age 59 1/2. The extra penalty tax does not apply to pre-age 59 1/2 distributions made:


         o    on or after your death; or

         o    because you are disabled (special federal income tax definition);
              or

         o used to pay certain extraordinary medical expenses (special federal income tax definition); or

         o used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

         o used to pay certain first-time home buyer expenses (special federal income tax definition); or

         o used to pay certain higher education expenses (special federal income tax definition); or

         o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancy) using an IRS-approved distribution method.

         To meet this last exception, you could elect the substantially equal withdrawals option. We will calculate the substantially equal annual payments under a method we select based on guidelines issued by the IRS (currently contained in IRS Notice 89-25, Question and Answer 12). Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of Traditional IRAs" above. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until the later of your attaining age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under this option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

         ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

         This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the Traditional IRA, we will refer you to the same topic under "Traditional IRAs."

         The Accumulator Plus Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A and 408(b) of the Internal Revenue Code.

         CONTRIBUTIONS TO ROTH IRAS

         Individuals may make four different types of contributions to a Roth
IRA:

         o taxable "rollover" contributions from Traditional IRAs ("conversion" contributions);

         o    tax-free rollover contributions from other Roth IRAs;

         o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers"); or

         o    "regular" after-tax contributions out of earnings.

         Since we only permit direct transfer and rollover contributions under the Accumulator Plus Roth IRA contract, we do not discuss regular after-tax contributions here. If you use the forms we require, we will also accept Traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

         Rollovers and direct transfers -- What is the difference between rollover and direct transfer transactions?

         You may make rollover contributions to a Roth IRA from only two sources:

         o    another Roth IRA ("tax-free rollover contribution"); or

         o another Traditional IRA, including a SEP-IRA or SIMPLE-IRA, in a taxable "conversion" rollover ("conversion contribution").


         You may not make contributions to a Roth IRA from a qualified plan under Section 401(a) of the Internal Revenue Code, or a TSA under Section 403(b) of the Internal Revenue Code. You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

         The difference between a rollover transaction and a direct transfer transaction is the following: In a rollover transaction you actually take possession of the funds rolled over, or considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee, or issuer to transfer the first Roth IRA funds directly to Equitable of Colorado, as the Roth IRA issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only use rollover transactions between different plan types (for example, Traditional IRA to Roth IRA).


         You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

         The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

         Conversion contributions to Roth IRAs



         In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a Traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the Traditional IRA proceeds. Unlike a rollover from a Traditional IRA to another Traditional IRA, the conversion rollover transaction is not tax exempt. Instead, the distribution from the Traditional IRA is generally fully taxable. For this reason, we are required to withhold 10% federal income tax from the amount converted unless you elect out of such withholding. (If you have ever made nondeductible regular contributions to any Traditional IRA -- whether or not it is the Traditional IRA you are converting -- a pro rata portion of the distribution is tax exempt.)


         There is, however, no early distribution penalty tax on the Traditional IRA withdrawal that you are converting to a Roth IRA, even if you are under age 59 1/2.

         You cannot make conversion contributions to a Roth IRA for any taxable year in which your adjusted gross income exceeds $100,000. (For this purpose, your adjusted gross income is computed without the gross income stemming from the Traditional IRA conversion.) You also cannot make conversion contributions to a Roth IRA for any taxable year in which your federal income tax filing status is "married filing separately."

         Finally, you cannot make conversion contributions to a Roth IRA to the extent that the funds in your Traditional IRA are subject to the annual required minimum distribution rule applicable to Traditional IRAs beginning at age 70 1/2.

         WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

         No federal income tax law restrictions on withdrawals

         You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

         DISTRIBUTIONS FROM ROTH IRAS

         Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

         The following distributions from Roth IRAs are free of income tax:

         o    Rollovers from a Roth IRA to another Roth IRA;

         o    Direct transfers from a Roth IRA to another Roth IRA;

         o    "Qualified Distributions" from Roth IRAs; and


         o Return of excess contributions or amounts recharacterized to a Traditional IRA.


         Qualified distributions from Roth IRAs

         Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

         o    you reach age 59 1/2; or

         o    you die; or

         o    you become disabled (special federal income tax definition); or

         o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your Traditional and Roth IRAs).

         You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

         Nonqualified distributions from Roth IRAs

         Nonqualified distributions from Roth IRAs are distributions that do not meet the qualifying event and five-year aging period tests described above. Such distributions are potentially taxable as ordinary income. Nonqualified distributions receive return-of-investment-first treatment. Only the difference between the amount of the distribution and the amount of contributions to all of your Roth IRAs is taxable. You have to reduce the amount of contributions to all of your Roth IRAs to reflect any previous tax-free recoveries.

         You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

         Like Traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable five-year averaging method (or, in certain cases, favorable ten-year averaging and long-term capital gain treatment) available in certain cases to distributions from qualified plans.

         REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

         Same as Traditional IRA under "What are the required minimum distribution payments after you die?" Lifetime Required Minimum Distributions do not apply.

         PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

         Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

         BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

         Same as Traditional IRA.

         EXCESS CONTRIBUTIONS

         Same as Traditional IRA, except that "regular" contributions made after age 70 1/2 are not "excess contributions."

         Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over (for example, conversion contributions from a Traditional IRA if your adjusted gross income is in excess of $100,000 in the conversion year).

         You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

         EARLY DISTRIBUTION PENALTY TAX

         Same as Traditional IRA.

         For Roth IRAs, special penalty rules may apply to amounts withdrawn attributable to 1998 conversion rollovers.

SPECIAL RULES FOR NONQUALIFIED CONTRACTS IN QUALIFIED PLANS

         Under QP contracts your plan administrator or trustee notifies you as to tax consequences.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

         We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

         You must file your request not to withhold in writing before the payment or distribution is made. Our Processing Office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct taxpayer identification number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

         You should note the following special situations:

         o We might have to withhold on amounts we pay under a free look or cancellation.

         o We are generally required to withhold on conversion rollovers of Traditional IRAs to Roth IRAs, as it is considered a withdrawal from the Traditional IRA and is taxable.


         o We are required to withhold on the gross amount of a distribution from a Roth IRA unless you elect out of withholding. This may result in tax being withheld even though the Roth IRA distribution is not taxable in whole or in part.

         Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here. Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our Processing Office at the toll-free number.


         FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

         We withhold differently on "periodic" and "non-periodic" payments. For a periodic annuity payment, for example, unless you specify a different number of withholding exemptions, we withhold assuming that you are married and claiming three withholding exemptions. If you do not give us your correct taxpayer identification number, we withhold as if you are single with no exemptions.

         Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $14,700 in periodic annuity payments in 1999 your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.

         FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

         For a non-periodic distribution (total surrender or partial withdrawal), we generally withhold at a flat 10% rate. We apply that rate to the taxable amount in the case of nonqualified contracts, and to the payment amount in the case of IRAs and Roth IRAs.

         You cannot elect out of withholding if the payment is an "eligible rollover distribution" from a qualified plan or TSA. If a non-periodic distribution from a qualified plan or TSA is not an "eligible rollover distribution" then the 10% withholding rate applies.

         MANDATORY WITHHOLDING FROM TSA AND QUALIFIED PLAN DISTRIBUTIONS

         Unless you have the distribution go directly to the new plan, eligible rollover distributions from qualified plans and TSAs are subject to mandatory 20% withholding. An eligible rollover distribution from a TSA can be rolled over to another TSA or a Traditional IRA. An eligible rollover distribution from a qualified plan can be rolled over to another qualified plan or IRA. All distributions from a TSA or qualified plan are eligible rollover distributions unless they are on the following list of exceptions:

         o    any after-tax contributions you made to the plan; or

         o any distributions which are "required minimum distributions" after age 70 1/2 or separation from service; or

         o    hardship withdrawals; or

         o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancy) of you and your designated beneficiary; or

         o substantially equal periodic payments made for a specified period of 10 years or more; or

         o    corrective distributions which fit specified technical tax rules;
              or

         o    loans that are treated as distributions; or

         o a death benefit payment to a beneficiary who is not your surviving spouse; and

         o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

         A death benefit payment to your surviving spouse, or a qualified domestic relations order distribution to your current or former spouse, may be a distribution subject to mandatory 20% withholding.

IMPACT OF TAXES TO EQUITABLE OF COLORADO

         The contracts provide that we may charge Separate Account VA for taxes. We do not now, but may in the future set up reserves for such taxes.

MORE INFORMATION

ABOUT OUR SEPARATE ACCOUNT VA

         Each variable investment option is a ("subaccount") of our Separate Account VA. We established Separate Account VA in 1996 under Colorado Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts, including these contracts. The results of Separate Account VA operations are accounted for without regard to Equitable of Colorado's other operations. We are the legal owner of all of the assets in Separate Account VA and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts.

         Separate Account VA is registered under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable of Colorado or Separate Account VA.

         Each subaccount (variable investment option) within Separate Account VA invests solely in class IB shares issued by the corresponding Portfolio of The Hudson River Trust and EQ Advisors Trust.

         We reserve the right subject to compliance with laws that apply:

         (1) to add variable investment options to, or to remove variable investment options from, Separate Account VA, or to add other separate accounts;

         (2)  to combine any two or more variable investment options;

         (3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

         (4) to operate Separate Account VA or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account VA or a variable investment option directly);

         (5) to deregister Separate Account VA under the Investment Company Act of 1940;

         (6) to restrict or eliminate any voting rights as to Separate Account VA; and

         (7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

ABOUT THE HUDSON RIVER TRUST AND EQ ADVISORS TRUST


         Both of the Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.


         The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on a Trust's shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about the Trusts, their investment objectives, policies, restrictions, risks, expenses, their Rule 12b-1 Plans relating to their Class IB shares, and other aspects of their operations, appears in their prospectuses, or in their SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

         Our general account supports all of our policy and contract guarantees as well as our general obligations. Credits allocated to your account value are funded from our general account.

         The general account is subject to regulation and supervision by the Insurance Department of the State of Colorado and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of exemptions and exclusionary provisions that apply, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account an investment company under the Investment Company Act of 1940.

         We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT OTHER METHODS OF PAYMENT

         WIRE TRANSMITTALS

         We accept initial contributions sent by wire to our Processing Office by agreement with certain broker-dealers. The transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions."

         Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information forwarded electronically. In these cases, you must sign our Acknowledgement of Receipt form.

         Where we require a signed application, no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we require an Acknowledgement of Receipt form, financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form.

         After your contract has been issued, additional contributions may be transmitted by wire.

         AUTOMATIC INVESTMENT PROGRAM - FOR NQ CONTRACTS ONLY

         You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as an additional contribution into an NQ contract on a monthly or quarterly basis. AIP is not available for Roth IRA or QP contracts.

         The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP additional contributions may be allocated to any of the variable investment options. You choose the day of the month you wish to have your account debited as long as it is not later than the 28th day of the month.

         You may cancel AIP at any time by notifying our Processing Office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our Processing Office.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

         We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

         BUSINESS DAY

         Our business day is generally any day that the New York Stock Exchange is open for trading. Our business day ends at 4:00 p.m., Eastern Time for purposes of determining the date when contributions are applied and any other transaction requests are processed. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information.

         o If your contribution, transfer or any other transaction request, containing all the required information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day.

         o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on either the 28th day of the month or the 1st day of the next month, whichever is the closest business day.

         o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.


     CONTRIBUTIONS, CREDITS, AND TRANSFERS

         o Contributions and credits allocated to the variable investment options are invested at the value determined after the close of the business day.

         o Transfers to or from variable investment options will be made at the value determined after the close of the business day.


ABOUT YOUR VOTING RIGHTS

         As the owner of the shares of The Hudson River Trust and EQ Advisors Trust we have the right to vote on certain matters involving the Portfolios, such as:

         o    The election of Trustees.


         o The formal approval of independent auditors selected for each Trust.

         o Any other matters described in the prospectuses for the Trusts or requiring a shareholders' vote under the Investment Company Act of 1940.

         We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote.

         VOTING RIGHTS OF OTHERS

         Currently, Equitable Life controls each Trust. Like Equitable Life, however, Equitable of Colorado contract owners who have an interest in the trust are given the opportunity to provide voting instructions in the manner described above. EQ Advisors Trust shares are sold only to separate accounts of Equitable Life, including Equitable of Colorado, and an affiliated qualified plan trust. The Hudson River Trust shares are held by other separate accounts of Equitable Life, including Equitable of Colorado, and by separate accounts of insurance companies unaffiliated with us. Shares held by these separate accounts will probably be voted according to the instructions of the owners of insurance policies and contracts issued by those insurance companies. While this will dilute the effect of the voting instructions of the contract owners, we currently do not foresee any disadvantages because of this. The Hudson River Trust Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a response to any of those events insufficiently protects our contract owners, we will see to it that appropriate action is taken.

         SEPARATE ACCOUNT VA VOTING RIGHTS

         If actions relating to Separate Account VA require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

         CHANGES IN APPLICABLE LAW

         The voting rights we describe in this prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

ABOUT OUR YEAR 2000 PROGRESS


         Equitable of Colorado relies upon various Equitable Life computer systems in order to administer your contract and operate the variable investment options. Equitable of Colorado also relies upon systems of service providers who are not affiliated with Equitable Life. These systems are the same systems that Equitable Life relies upon in order to administer its contracts.

         In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the Year 2000 before, on or after January 1, 2000, and Equitable Life has identified those of its systems critical to business operations that were not Year 2000 compliant. By year end 1998, the work of modifying or replacing non-compliant systems was substantially completed. Equitable Life has begun comprehensive testing of its Year 2000 compliance and expects that the testing will be substantially completed by June 30, 1999. Equitable Life has contacted third-party services providers to seek assurances that they are acting to address the Year 2000 issue with the goal of avoiding any material adverse effect on services provided to contract owners and on operations of the variable investment options. Most third-party service providers have provided Equitable Life assurances of their Year 2000 compliance. Equitable Life believes it is on schedule for substantially all such systems and services, including those considered to be mission-critical, to be confirmed as Year 2000 compliant, renovated, replaced or the subject of contingency plans, by June 30, 1999, except for one investment accounting system which is scheduled to be replaced by August 31, 1999 and confirmed as Year 2000 compliant by September 30, 1999. Additionally, Equitable Life will be supplementing its existing business continuity and disaster recovery plans to cover certain categories of contingencies that could arise as a result of Year 2000 related failures. Year 2000 specific contingency plans are anticipated to be in place by June 30, 1999.

         There are many risks associated with Year 2000 issues, including the risk that Equitable Life's computer systems will not operate as intended. Additionally, there can be no assurance that the systems of third parties will be Year 2000 compliant. Any significant unresolved difficulty related to the Year 2000 compliance initiatives could result in an interruption in, or a failure of, normal business operations and, accordingly, could have a material adverse effect on our ability to administer your contract and operate the variable investment options.

         To the fullest extent permitted by law, the foregoing Year 2000 discussion is a "Year 2000 Readiness Disclosure" within the meaning of The Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Sec. 1 (1998).


ABOUT LEGAL PROCEEDINGS

         Equitable of Colorado and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon Separate Account VA, our ability to meet our obligations under the contracts, or the distribution of the contracts.

ABOUT OUR FINANCIAL STATEMENTS

         The financial statements of Equitable of Colorado are contained in the SAI.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS, AND BORROWING

         NQ contracts can be assigned at any time before annuity payments begin. You cannot, however, assign your NQ contract as collateral or security for a loan. Loans are also not available under your NQ contract. We will not be bound by an assignment unless it is in writing and we have received it at our Processing Office. In some cases, an assignment may have adverse tax consequences. See "Tax Information."

         You cannot assign or transfer ownership of a Traditional IRA, Roth IRA or QP contract except by surrender to us. Loans are not available and you cannot assign Traditional IRA, Roth IRA, and QP contracts as security for a loan or other obligation.

         For limited transfers of ownership after the owner's death see "Payment of Death Benefit" and "Beneficiary continuation option for Traditional IRA contracts." You may direct the transfer of the values under your Traditional IRA, Roth IRA or QP contract to another similar arrangement. Under federal income tax rules, in the case of such a transfer, we will impose a withdrawal charge, if one applies.

DISTRIBUTION OF THE CONTRACTS

         Equitable Distributors, Inc. ("EDI"), an indirect, wholly owned subsidiary of Equitable Life, is the distributor of the contracts and has responsibility for sales and marketing functions. EDI serves as the principal underwriter of Separate Account VA. EDI is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. EDI's principal business address is 1290 Avenue of the Americas, New York, New York 10104. Under a distribution agreement between EDI, Equitable of Colorado, and certain of Equitable of Colorado's separate accounts, including Separate Account VA, Equitable of Colorado will pay EDI distribution fees as the distributor of these contracts, and as the principal underwriter of Separate Account VA.

         The contracts will be sold by registered representatives of EDI, as well as by affiliated and unaffiliated broker-dealers with which EDI has entered into selling agreements. Broker-dealer sales compensation will generally not exceed 7% of total contributions made under the contracts. EDI may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with Equitable of Colorado. Broker-dealers receiving sales compensation will generally pay a portion of it to their registered representatives as commissions related to sales of the contracts. The offering of the contracts is intended to be continuous.

SERVICES PROVIDED BY EQUITABLE LIFE

         In carrying out certain of our operations, we use Equitable Life's personnel, property, and facilities. We reimburse Equitable Life for these intercompany services on the basis of the cost of the services provided.


INVESTMENT PERFORMANCE

         We provide the following tables to show five different measurements of the investment performance of the variable investment options and/or the Portfolios in which they invest. We include these tables because they may be of general interest to you. THE RESULTS SHOWN REFLECT PAST PERFORMANCE. THEY DO NOT INDICATE HOW THE VARIABLE INVESTMENT OPTIONS MAY PERFORM IN THE FUTURE. THEY ALSO DO NOT REPRESENT THE RESULTS EARNED BY ANY PARTICULAR INVESTOR. YOUR RESULTS WILL DIFFER.

         Table 1 shows the average annual total return of the variable investment options. Average annual total return is the annual rate of growth that would be necessary to achieve the ending value of a contribution invested in the variable investment option for the period shown.

         Table 2 shows the growth of a hypothetical $1,000 investment plus a $30 credit in the variable investment options over the periods shown. Both Tables 1 and 2 take into account all fees and charges under the contract but do not take the charges for any applicable taxes such as premium taxes into account.

         Tables 3, 4, and 5 show the rates of return of the variable investment options on an annualized, cumulative, and year-by-year basis. These tables take into account all fees and charges under the contract, but do not reflect the withdrawal charge or the charges for any applicable taxes such as premium taxes. If the charges were reflected they would effectively reduce the rates of return shown.

         In all cases the results shown are based on the actual historical investment experience of the Portfolio in which the variable investment option invests. The results shown relate to periods when the variable investment options and the contracts were not available. As the contracts are being offered for the first time, as of the date of this prospectus, we adjusted the results of the Portfolios to reflect the charges under the contracts that would have applied had the variable investment options and contracts been available.

         In addition, we have adjusted the results prior to October 1996, when The Hudson River Trust Class IB shares were not available, to reflect the 12b-1 fees currently imposed. Finally, the results shown for the Alliance Money Market and Alliance Common Stock options for periods before March 22, 1985 reflect the results of the variable investment options that preceded them. The "Since Inception" figures for these options are based on the date of inception of the preceding variable investment options. We have adjusted these results to reflect the maximum investment advisory fee payable for the Portfolios, as well as an assumed charge of 0.06% for direct operating expenses.

         All rates of return presented are time-weighted and include reinvestment of investment income, including interest and dividends.

BENCHMARKS

         Tables 3 and 4 compare the performance of variable investment options to market indices that serve as benchmarks. Market indices are not subject to any charges for investment advisory fees, brokerage commission or other operating expenses typically associated with a managed portfolio. Also, they do not reflect other contract charges such as the mortality and expense risks charge, administration charge, distribution charge or any withdrawal charge. Comparisons with these benchmarks, therefore, may be of limited use. We include them because they are widely known and may help you to understand the universe of securities from which each Portfolio is likely to select its holdings. Benchmark data reflect the reinvestment of dividend income. The benchmarks include:

ALLIANCE MONEY MARKET:  Salomon Brothers Three-Month T-Bill Index.
ALLIANCE HIGH YIELD:  Merrill Lynch High Yield Master Index.
ALLIANCE COMMON STOCK:  Standard & Poor's 500 Index.
ALLIANCE AGGRESSIVE STOCK: 50% Russell 2000 Small Stock Index and 50% Standard &
          Poor's Mid-Cap Total Return Index.
ALLIANCE SMALL CAP GROWTH:  Russell 2000 Growth Index.
BT EQUITY 500 INDEX:  Standard & Poor's 500 Index.
BT SMALL COMPANY INDEX:  Russell 2000 Index.
BT INTERNATIONAL EQUITY INDEX: Morgan Stanley Capital International Europe,
          Australia, Far East Index.
EQ/EVERGREEN:  Russell 2000 Index.
EQ/EVERGREEN FOUNDATION: 60 % Standard & Poor's 500 Index/40% Lehman Brothers
          Aggregate Bond Index
JPM CORE BOND:  Salomon Brothers Broad Investment Grade Bond.
LAZARD LARGE CAP VALUE:  Standard & Poor's 500 Index.
LAZARD SMALL CAP VALUE:  Russell 200 Index.
MFS GROWTH WITH INCOME:  Standard & Poor's 500 Index.
MFS RESEARCH:  Standard & Poor's 500 Index.
MFS EMERGING GROWTH COMPANIES:  Russell 2000 Index.
MERRILL LYNCH BASIC VALUE EQUITY:  Standard & Poor's 500 Index.
MERRILL LYNCH WORLD STRATEGY: 36% Standard & Poor's 500 Index/24% Morgan Stanley
          Capital International Europe, Australia, Far East Index/21% Salomon Brothers U.S. Treasury Bond 1 Year+14% Salomon Brothers World Government Bond (excluding U.S.)/and 5% Three-Month U.S. Treasury Bill.
MORGAN STANLEY EMERGING MARKETS EQUITY: Morgan Stanley Capital International
          Emerging Markets Free Price Return Index.
EQ/PUTNAM GROWTH & INCOME VALUE:  Standard & Poor's 500 Index.
EQ/PUTNAM INVESTORS GROWTH:  Standard & Poor's 500 Index.
EQ/PUTNAM INTERNATIONAL EQUITY: Morgan Stanley Capital International Europe,
          Australia, Far East Index.

         LIPPER. The Lipper Variable Insurance Products Performance Analysis Survey records the performance of a large group of variable annuity products, including managed separate accounts of insurance companies. According to Lipper Analytical Services, Inc., the data are presented net of investment management fees, direct operating expenses and asset-based charges applicable under annuity contracts. Lipper data provide a more accurate picture than market benchmarks of the Accumulator Plus performance relative to other variable annuity products.

COMMUNICATING PERFORMANCE DATA

         We may advertise the investment performance of the variable investment options using the measurements shown in the tables below. We also may advertise the current yield and effective yield of the Alliance Money Market and Alliance High Yield options, described below.

YIELD INFORMATION

         Current yield for the Alliance Money Market option will be based on net changes in a hypothetical investment over a given seven-day period, exclusive of capital changes, and then "annualized" (assuming that the same seven-day result would occur each week for 52 weeks). Current yield for the Alliance High Yield option will be based on net changes in a hypothetical investment over a given 30-day period, exclusive of capital changes, and then "annualized" (assuming that the same 30-day result would occur each month for 12 months).

         "Effective yield" is calculated in a similar manner, but when annualized, any income earned by the investment is assumed to be reinvested. The "effective yield" will be slightly higher than the "current yield" because any earnings are compounded weekly for the Alliance Money Market option and monthly for the Alliance High Yield option. The yields and effective yields assume the deduction of all contract charges and expenses other than the withdrawal charge and any charge for taxes such as premium tax. For more information, see "Alliance Money Market Option and Alliance High Yield Option Yield Information" in the SAI.


                                                              TABLE 1
                                    AVERAGE ANNUAL TOTAL RETURN UNDER A CONTRACT SURRENDERED ON
                                                         DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------
                                                    LENGTH OF INVESTMENT PERIOD
                              -----------------------------------------------------------------
VARIABLE                                                                             SINCE      PORTFOLIO
INVESTMENT                         ONE         THREE        FIVE         TEN       PORTFOLIO    INCEPTION
OPTIONS                           YEAR         YEARS        YEARS       YEARS      INCEPTION      DATE
------------------------------------------------------------------------------------------------------------
Alliance Money Market             (1.50)%       2.26%        2.97%        3.94%       5.13%      7/13/81
Alliance High Yield              (12.11)%       8.43%        7.78%        9.43%       8.72%      1/2/87
Alliance Common Stock             22.81%       25.01%       19.89%       16.79%      14.36%      1/13/76
Alliance Aggressive Stock         (6.60)%       7.80%        9.35%       17.03%      15.76%      1/27/86
Alliance Small Cap Growth        (11.15)%       --           --           --          6.40%      5/1/97
BT Equity 500 Index               18.82%        --           --           --         18.82%     12/31/97
BT Small Company Index            (8.99)%       --           --           --         (8.99)%    12/31/97
BT International Equity Index     13.72%        --           --           --         13.72%     12/31/97
JPM Core Bond                      2.50%        --           --           --          2.50%     12/31/97
Lazard Large Cap Value            13.68%        --           --           --         13.68%     12/31/97
Lazard Small Cap Value           (13.82)%       --           --           --        (13.82)%    12/31/97
MFS Research                      17.78%        --           --           --         16.79%      5/1/97
MFS Emerging Growth Companies     28.34%        --           --           --         25.35%      5/1/97
Merrill Lynch Basic Value
   Equity                          5.09%        --           --           --         10.87%      5/1/97
Merrill Lynch World Strategy       0.26%        --           --           --          2.05%      5/1/97
Morgan Stanley Emerging
   Markets Equity                (34.04)%       --           --           --        (28.81)%     8/20/97
EQ/Putnam Growth & Income
   Value                           6.35         --           --           --         11.11%      5/1/97
EQ/Putnam Investors Growth        30.13%        --           --           --         27.42%      5/1/97
EQ/Putnam International Equity    13.09%        --           --           --         11.02%      5/1/97



                                                              TABLE 2
                                GROWTH OF $1,000 UNDER A CONTRACT SURRENDERED ON DECEMBER 31, 1998
-------------------------------------------- ----------------------------------------------------------------------------------
                                                                        LENGTH OF INVESTMENT PERIOD
                                             ----------------------------------------------------------------------------------
VARIABLE                                                                                                            SINCE
INVESTMENT                                        ONE             THREE              FIVE            TEN          PORTFOLIO
OPTIONS                                           YEAR            YEARS             YEARS           YEARS         INCEPTION*
-------------------------------------------- --------------- ----------------- ----------------- ------------- ----------------
Alliance Money Market                            $985.02         $1,069.22        $1,157.35        $1,471.88      $2,459.38
Alliance High Yield                              $878.93         $1,274.74        $1,460.40        $2,462.56      $2,725.89
Alliance Common Stock                          $1,228.10         $1,953.72        $2,477.37        $4,720.17     $21,903.11
Alliance Aggressive Stock                        $934.04         $1,252.79        $1,563.63        $4,820.83      $6,701.50
Alliance Small Cap Growth                        $888.51            --                --              --          $1,132.19
BT Equity 500 Index                            $1,188.24            --                --              --          $1,188.24
BT Small Company Index                           $910.14            --                --              --            $910.14
BT International Equity Index                  $1,137.15            --                --              --          $1,137.15
JPM Core Bond                                  $1,024.98            --                --              --          $1,024.98
Lazard Large Cap Value                         $1,136.84            --                --              --          $1,136.84
Lazard Small Cap Value                           $861.83            --                --              --            $861.83
MFS Research                                   $1,177.84            --                --              --          $1,364.00
MFS Emerging Growth Companies                  $1,283.41            --                --              --          $1,571.23
Merrill Lynch Basic Value Equity               $1,050.94            --                --              --          $1,229.29
Merrill Lynch World Strategy                   $1,002.63            --                --              --          $1,041.39
Morgan Stanley Emerging Markets Equity           $659.64            --                --              --            $506.83
EQ/Putnam Growth & Income Value                $1,063.51            --                --              --          $1,234.57
EQ/Putnam Investors Growth                     $1,301.33            --                --              --          $1,623.46
EQ/Putnam International Equity                 $1,130.87            --                --              --          $1,232.58

--------------------
*Portfolio inception dates are shown in Table 1.

                                                              TABLE 3
                                  ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION*
                                      -----------------------------------------------------------------------------------------

ALLIANCE MONEY MARKET                      3.40%       3.42%       3.23%       3.63%       4.41%         --         5.11%
   Lipper Money Market                     4.84%       4.87%       4.77%       5.20%       5.94%         --         6.77%
   Benchmark                               5.05%       5.18%       5.11%       5.44%       6.07%         --         6.76%
ALLIANCE HIGH YIELD                       (6.90)%      9.30%       7.96%       9.11%        --           --         8.45%
   Lipper High Current Yield              (0.44)%      8.21%       7.37%       9.34%        --           --         8.97%
   Benchmark                               3.66%       9.11%       9.01%      11.08%        --           --        10.72%
ALLIANCE COMMON STOCK                     27.00%      25.24%      19.66%      16.44%      15.27%       16.42%      14.24%
   Lipper Growth                          22.86%      22.23%      18.63%      16.72%      14.65%       16.30%      16.01%
   Benchmark                              28.58%      28.23%      24.06%      19.21%      17.90%       17.76%      15.98%
ALLIANCE AGGRESSIVE STOCK                 (1.55)%      8.69%       9.39%      16.69%        --           --        15.59%
   Lipper Mid-Cap Growth                  12.16%      16.33%      14.87%      15.44%        --           --        13.69%
   Benchmark                               8.28%      17.77%      15.56%      16.49%        --           --        14.78%
ALLIANCE SMALL CAP
   GROWTH                                 (5.97)%       --          --          --          --           --        10.25%
   Lipper Small Company Growth            (0.33)%       --          --          --          --           --        16.72%
   Benchmark                               1.23%        --          --          --          --           --        16.58%
BT EQUITY 500 INDEX                       23.13%        --          --          --          --           --        23.13%
   Lipper S&P 500 Index                   26.78%        --          --          --          --           --        26.78%
   Benchmark                              28.58%        --          --          --          --           --        28.58%
BT SMALL COMPANY INDEX                    (3.87)%       --          --          --          --           --        (3.87)%
   Lipper Small Cap                        1.53%        --          --          --          --           --         1.53%
   Benchmark                              (2.54)%       --          --          --          --           --        (2.54)%
BT INTERNATIONAL EQUITY INDEX             18.17%        --          --          --          --           --        18.17%
   Lipper International                   12.17%        --          --          --          --           --        12.17%
   Benchmark                              20.00%        --          --          --          --           --        20.00%
JPM CORE BOND                              7.28%        --          --          --          --           --         7.28%
   Lipper Intermediate Investment
     Grade Debt                            7.23%        --          --          --          --           --         7.23%
   Benchmark                               8.72%        --          --          --          --           --         8.72%
LAZARD LARGE CAP VALUE                    18.14%        --          --          --          --           --        18.14%
   Lipper Capital Appreciation            24.16%        --          --          --          --           --        24.16%
   Benchmark                              28.58%        --          --          --          --           --        28.58%
LAZARD SMALL CAP VALUE                    (8.56)%       --          --          --          --           --        (8.56)%
   Lipper Small Cap                        1.53%        --          --          --          --           --         1.53%
   Benchmark                              (2.54)%       --          --          --          --           --        (2.54)%


                                                        TABLE 3 (CONTINUED)
                                  ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION*
                                      -----------------------------------------------------------------------------------------

MFS RESEARCH                              22.12%        --          --          --          --           --        22.44%
   Lipper Growth                          25.82%        --          --          --          --           --        28.73%
   Benchmark                              28.58%        --          --          --          --           --        31.63%
MFS EMERGING GROWTH
   COMPANIES                              32.37%        --          --          --          --           --        32.69%
   Lipper Mid-Cap                         15.97%        --          --          --          --           --        22.72%
   Benchmark                              (2.54)%       --          --          --          --           --        14.53%
MERRILL LYNCH BASIC VALUE EQUITY           9.80%        --          --          --          --           --        15.46%
   Lipper Growth & Income                 15.54%        --          --          --          --           --        21.32%
   Benchmark                              28.58%        --          --          --          --           --        31.63%
MERRILL LYNCH WORLD STRATEGY               5.11%        --          --          --          --           --         5.23%
   Lipper Global Flexible Portfolio        9.34%        --          --          --          --           --        11.15%
   Benchmark                              19.55%        --          --          --          --           --        20.00%
MORGAN STANLEY EMERGING
   MARKETS EQUITY                        (28.19)%       --          --          --          --           --       (33.79)%
   Lipper Emerging Markets               (30.50)%       --          --          --          --           --       (36.28)%
   Benchmark                             (25.34)%       --          --          --          --           --       (28.92)%
EQ/PUTNAM GROWTH &
   INCOME VALUE                           11.02%        --          --          --          --           --        15.74%
   Lipper Growth & Income                 15.54%        --          --          --          --           --        21.32%
   Benchmark                              28.58%        --          --          --          --           --        31.63%
EQ/PUTNAM INVESTORS
   GROWTH                                 34.11%        --          --          --          --           --        35.19%
   Lipper Growth                          25.82%        --          --          --          --           --        28.73%
   Benchmark                              28.58%        --          --          --          --           --        31.63%
EQ/PUTNAM INTERNATIONAL
   EQUITY                                 17.56%        --          --          --          --           --        15.64%
   Lipper International                   12.17%        --          --          --          --           --         9.06%
   Benchmark                              20.00%        --          --          --          --           --        13.43%

----------------------------
*Portfolio inception dates are shown in Table 1.

                                                              TABLE 4
                                  CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS     INCEPTION*
                                      -----------------------------------------------------------------------------------------

ALLIANCE MONEY MARKET                      3.40%      10.60%      17.22%      42.89%      91.01%         --       138.78%
   Lipper Money Market                     4.84%      15.34%      26.25%      66.09%     137.69%         --       214.68%
   Benchmark                               5.05%      16.35%      28.27%      69.88%     142.02%         --       214.45%
ALLIANCE HIGH YIELD                       (6.90)%     30.56%      46.65%     139.11%        --           --       164.68%
   Lipper High Current Yield              (0.44)%     26.80%      43.00%     145.62%        --           --       182.21%
   Benchmark                               3.66%      29.90%      53.96%     186.01%        --           --       239.69%
ALLIANCE COMMON STOCK                     27.00%      96.46%     145.35%     358.29%     743.32%    1,991.24%   2,026.84%
   Lipper Growth                          22.86%      84.52%     138.97%     388.00%     727.63%    2,185.68%   3,490.04%
   Benchmark                              28.58%     110.85%     193.91%     479.62%   1,081.76%    2,530.43%   2,919.92%
ALLIANCE AGGRESSIVE STOCK                 (1.55)%     28.42%      56.67%     368.05%        --           --       550.62%
   Lipper Mid-Cap Growth                  12.16%      58.64%     102.73%     334.88%        --           --       448.32%
   Benchmark                               8.28%      63.35%     106.12%     360.30%        --           --       494.67%
ALLIANCE SMALL CAP
   GROWTH                                 (5.97)%       --          --          --          --           --        17.69%
   Lipper Small Company Growth            (0.33)%       --          --          --          --           --        28.98%
   Benchmark                               1.23%        --          --          --          --           --        29.23%
BT EQUITY 500 INDEX                       23.13%        --          --          --          --           --        23.13%
   Lipper S&P 500 Index                   26.78%        --          --          --          --           --        26.78%
   Benchmark                              28.58%        --          --          --          --           --        28.58%
BT SMALL COMPANY INDEX                    (3.87)%       --          --          --          --           --        (3.87)%
   Lipper Small Cap                        1.53%        --          --          --          --           --         1.49%
   Benchmark                              (2.54)%       --          --          --          --           --        (2.54)%
BT INTERNATIONAL EQUITY INDEX             18.17%        --          --          --          --           --        18.17%
   Lipper International                   12.17%        --          --          --          --           --        12.23%
   Benchmark                              20.00%        --          --          --          --           --        20.00%
JPM CORE BOND                              7.28%        --          --          --          --           --         7.28%
   Lipper Intermediate Investment
     Grade Debt                            7.23%        --          --          --          --           --         7.23%
   Benchmark                               8.72%        --          --          --          --           --         8.72%
LAZARD LARGE CAP VALUE                    18.14%        --          --          --          --           --        18.14%
   Lipper Capital Appreciation            24.16%        --          --          --          --           --        24.09%
   Benchmark                              28.58%        --          --          --          --           --        28.58%
LAZARD SMALL CAP VALUE                    (8.56)%       --          --          --          --           --        (8.56)%
   Lipper Small Cap                        1.53%        --          --          --          --           --         1.53%
   Benchmark                              (2.54)%       --          --          --          --           --        (2.54)%


                                                        TABLE 4 (CONTINUED)
                                  CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     SINCE
                                         1 YEAR     3 YEARS     5 YEARS     10 YEARS    15 YEARS     20 YEARS      INCEPTION*
                                      ------------------------------------------------------------------------------------------
MFS RESEARCH                              22.12%        --          --          --          --           --        40.19%
   Lipper Growth                          25.82%        --          --          --          --           --        52.86%
   Benchmark                              28.58%        --          --          --          --           --        57.60%
MFS EMERGING GROWTH
   COMPANIES                              32.37%        --          --          --          --           --        60.31%
   Lipper Mid-Cap                         15.97%        --          --          --          --           --        42.16%
   Benchmark                              (2.54)%       --          --          --          --           --        25.40%
MERRILL LYNCH BASIC VALUE EQUITY           9.80%        --          --          --          --           --        27.11%
   Lipper Growth & Income                 15.54%        --          --          --          --           --        15.59%
   Benchmark                              28.58%        --          --          --          --           --        57.60%
MERRILL LYNCH WORLD STRATEGY               5.11%        --          --          --          --           --         8.88%
   Lipper Global Flexible Portfolio        9.34%        --          --          --          --           --        19.41%
   Benchmark                              19.55%        --          --          --          --           --        33.33%
MORGAN STANLEY EMERGING
   MARKETS EQUITY                        (28.19)%       --          --          --          --           --       (43.02)%
   Lipper Emerging Markets               (30.50)%       --          --          --          --           --       (45.67)%
   Benchmark                             (25.34)%       --          --          --          --           --       (36.71)%
EQ/PUTNAM GROWTH &
   INCOME VALUE                           11.02%        --          --          --          --           --        27.62%
   Lipper Growth & Income                 15.54%        --          --          --          --           --        38.49%
   Benchmark                              28.58%        --          --          --          --           --        57.60%
EQ/PUTNAM INVESTORS
   GROWTH                                 34.11%        --          --          --          --           --        65.38%
   Lipper Growth                          25.82%        --          --          --          --           --        52.86%
   Benchmark                              28.58%        --          --          --          --           --        57.60%
EQ/PUTNAM INTERNATIONAL
   EQUITY                                 17.56%        --          --          --          --           --        27.44%
   Lipper International                   12.17%        --          --          --          --           --        15.88%
   Benchmark                              20.00%        --          --          --          --           --        23.42%

----------------------------
*Portfolio inception dates are shown in Table 1.

                                     TABLE 5
                          YEAR-BY-YEAR RATES OF RETURN

--------------------------------------------------------------------------------
                    1988     1989    1990    1991
                    ------------------------------
ALLIANCE MONEY
 MARKET             5.34%    7.18%   6.23%   4.23%
ALLIANCE HIGH
 YIELD              7.71%    3.20%  (2.95)% 22.17%
ALLIANCE
 COMMON
 STOCK             20.18%   23.28%  (9.82)% 35.34%
ALLIANCE
 AGGRESSIVE
 STOCK             (0.73)%  40.86%   6.16%  83.43%
ALLIANCE SMALL
 CAP GROWTH          --       --      --      --
BT EQUITY 500
 INDEX               --       --      --      --
BT SMALL
 COMPANY INDEX       --       --      --      --
BT INTER-
 NATIONAL
 EQUITY INDEX        --       --      --      --
JPM CORE BOND        --       --      --      --
LAZARD LARGE
 CAP VALUE           --       --      --      --
LAZARD SMALL
 CAP VALUE           --       --      --      --
MFS RESEARCH         --       --      --      --
MFS EMERGING
 GROWTH
 COMPANIES           --       --      --      --
MERRILL LYNCH
 BASIC VALUE
 EQUITY              --       --      --      --
MERRILL LYNCH
 WORLD STRATEGY      --       --      --      --
MORGAN STANLEY
 EMERGING
 MARKETS EQUITY      --       --      --      --



                                     TABLE 5
                          YEAR-BY-YEAR RATES OF RETURN

--------------------------------------------------------------------------------
                  1992    1993    1994     1995    1996    1997        1998
               -----------------------------------------------------------------
ALLIANCE MONEY
 MARKET           1.65%   1.06%   2.10%    3.80%   3.37%   3.48%      3.40%
ALLIANCE HIGH
 YIELD           10.23%  20.88%  (4.58)%  17.71%  20.60%  16.28%     (6.90)%
ALLIANCE
 COMMON
 STOCK            1.31%  22.52%  (3.94)%  30.01%  21.97%  26.84%     27.00%
ALLIANCE
 AGGRESSIVE
 STOCK           (4.95)% 14.59%  (5.59)%  29.21%  19.93%   8.77%     (1.55)%
ALLIANCE SMALL
 CAP GROWTH        --      --      --       --      --    25.16%+    (5.97)%
BT EQUITY 500
 INDEX             --      --      --       --      --      --       23.13%
BT SMALL
 COMPANY INDEX     --      --      --       --      --      --       (3.87)%
BT INTER-
 NATIONAL
 EQUITY INDEX      --      --      --       --      --      --       18.17%
JPM CORE BOND      --      --      --       --      --      --        7.28%
LAZARD LARGE
 CAP VALUE         --      --      --       --      --      --       18.14%
LAZARD SMALL
 CAP VALUE         --      --      --       --      --      --       (8.56)%
MFS RESEARCH       --      --      --       --      --    14.80%+    22.12%
MFS EMERGING
 GROWTH
 COMPANIES         --      --      --       --      --    21.11%+    32.37%
MERRILL LYNCH
 BASIC VALUE
 EQUITY            --      --      --       --      --    15.77%+     9.80%
MERRILL LYNCH
 WORLD STRATEGY    --      --      --       --      --     3.58%+     5.11%
MORGAN STANLEY
 EMERGING
 MARKETS EQUITY    --      --      --       --      --   (20.66)%+  (28.19)%

                          YEAR-BY-YEAR RATES OF RETURN
--------------------------------------------------------------------------------

                     1988     1989    1990    1991
                     ------------------------------
EQ/PUTNAM
 GROWTH &
 INCOME VALUE         --       --      --      --
EQ/PUTNAM
 INVESTORS
 GROWTH               --       --      --      --
EQ/PUTNAM
 INTERNATIONAL
 EQUITY               --       --      --      --


                               TABLE 5 (CONTINUED)
                          YEAR-BY-YEAR RATES OF RETURN
--------------------------------------------------------------------------------
                  1992    1993    1994     1995    1996    1997        1998
               -----------------------------------------------------------------
EQ/PUTNAM
 GROWTH &
 INCOME VALUE      --      --      --       --      --    14.96%+     11.02%
EQ/PUTNAM
 INVESTORS
 GROWTH            --      --      --       --      --    23.32%+     34.11%
EQ/PUTNAM
 INTERNATIONAL
 EQUITY            --      --      --       --      --     8.40%+     17.56%

--------------------
+Returns for these options represent less than 12 months of performance. The returns are as of each Portfolio inception date as shown in Table 1.

              APPENDIX I: PURCHASE CONSIDERATIONS FOR QP CONTRACTS
--------------------------------------------------------------------------------


Trustees who are considering the purchase of an Accumulator Plus QP contract should discuss with their tax advisers whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity and the payment of death benefits in accordance with the requirements of the Internal Revenue Code. The QP contract and this prospectus should be reviewed in full, and the following factors, among others, should be noted. Qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Equitable Accumulator QP contract. This QP contract accepts transfer contributions only and not regular, ongoing payroll contributions. For 401(k) plans under defined contribution plans, no employee after-tax contributions are accepted. Under defined benefit plans, we will not accept rollovers from a defined contribution plan to a defined benefit plan. We will only accept transfers from a defined benefit plan or a change of investment vehicles in the plan.


For defined benefit plans, the maximum percentage of actuarial value of the plan participant/employee's "normal retirement benefit" which can be funded by a QP contract is 80%. The account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the "accrued benefit" for a defined benefit plan participant/employee. Equitable of Colorado does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit. If overfunding of a plan occurs, withdrawals from the QP contract may be required. A withdrawal charge may apply. Further, Equitable of Colorado will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant/employee takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan.

Finally, because the method of purchasing the QP contract and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

              APPENDIX II: GUARANTEED MINIMUM DEATH BENEFIT EXAMPLE
--------------------------------------------------------------------------------
The death benefit under the contracts is equal to the account value or, if greater, the guaranteed minimum death benefit.

The following illustrates the guaranteed minimum death benefit calculation. Assuming $100,000 is allocated to the variable investment options (with no allocation to the Alliance Money Market option), no additional contributions, no transfers and no withdrawals, the guaranteed minimum death benefit for an annuitant age 45 would be calculated as follows:


--------------------------------------------------------------------------------------------------------------------

                                                                 5% ROLL UP TO
           END OF                                                    AGE 80             ANNUAL RATCHET TO AGE 80
          CONTRACT                                             GUARANTEED MINIMUM          GUARANTEED MINIMUM
            YEAR                     ACCOUNT VALUE              DEATH BENEFIT(1)              DEATH BENEFIT
--------------------------------------------------------------------------------------------------------------------
          1                               $105,000                     $105,000(1)                 $105,000(3)
          2                               $115,500                     $110,250(2)                 $115,500(3)
          3                               $129,360                     $115,763(2)                 $129,360(3)
          4                               $103,488                     $121,551(1)                 $129,360(4)
          5                               $113,837                     $127,628(1)                 $129,360(4)
          6                               $127,497                     $134,010(1)                 $129,360(4)
          7                               $127,497                     $140,710(1)                 $129,360(4)
--------------------------------------------------------------------------------------------------------------------

The account values for contract years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We
are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results.

5% ROLL UP TO AGE 80

(1) At the end of contract year 1, and again at the end of contract years 4 through 7, the death benefit will be equal to the guaranteed minimum death benefit.

(2) At the end of contract years 2 and 3, the death benefit will be equal to the current account value since it is higher than the current guaranteed minimum death benefit.

ANNUAL RATCHET TO AGE 80

(3) At the end of contract years 1 through 3, the guaranteed minimum death benefit is equal to the current account value.

(4) At the end of contract years 4 through 7, the guaranteed minimum death benefit is equal to the guaranteed minimum death benefit at the end of the prior year since it is equal to or higher than the current account value.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                       Page
--------------------------------------------------------------------------------
Unit Values                                                              2
--------------------------------------------------------------------------------
Annuity Unit Values                                                      2
--------------------------------------------------------------------------------
Custodian and Independent Accountants                                    3
--------------------------------------------------------------------------------
Alliance Money Market Option and Alliance
High Yield Option Yield Information                                      3
--------------------------------------------------------------------------------
Long-Term Market Trends                                                  4
--------------------------------------------------------------------------------
Key Factors in Retirement Planning                                       6
--------------------------------------------------------------------------------
Financial Statements                                                    10
--------------------------------------------------------------------------------


HOW TO OBTAIN AN EQUITABLE OF COLORADO ACCUMULATOR PLUS STATEMENT OF ADDITIONAL

INFORMATION FOR SEPARATE ACCOUNT VA





Send this request form to:



     Equitable of Colorado Accumulator Plus
     P.O. Box 1547
     Secaucus, NJ 07096-1547




     Please send me an Equitable of Colorado Accumulator Plus SAI dated ______, 1999:




--------------------------------------------------------------------------------
     Name

--------------------------------------------------------------------------------
     Address

--------------------------------------------------------------------------------
     City                                      State                     Zip

                    EQUITABLE OF COLORADO ACCUMULATOR PLUS(SM)
                       STATEMENT OF ADDITIONAL INFORMATION
                                April ___, 1999

                              ---------------------


                       VARIABLE DEFERRED ANNUITY CONTRACTS

            THE EQUITABLE OF COLORADO, INC. ("EQUITABLE OF COLORADO")
                     370 17TH STREET, DENVER, COLORADO 80202

--------------------------------------------------------------------------------



This statement of additional information ("SAI") is not a prospectus. It should be read in conjunction with the related Equitable of Colorado Accumulator Plus(SM) prospectus, dated April __, 1999 issued by Equitable of Colorado. That prospectus provides detailed information concerning the contracts and the variable investment options that fund the contracts. Each variable investment option is a subaccount of Equitable of Colorado's Separate Account VA. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Processing Office (Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll-free, or by contacting your registered representative.



--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                             PAGE
Unit Values                                                    2
--------------------------------------------------------------------------------
Annuity Unit Values                                            2
--------------------------------------------------------------------------------
Custodian and Independent Accountants                          3
--------------------------------------------------------------------------------
Alliance Money Market Option and Alliance
High Yield Option Yield Information                            3
--------------------------------------------------------------------------------
Long-Term Market Trends                                        4
--------------------------------------------------------------------------------
Key Factors in Retirement Planning                             6
--------------------------------------------------------------------------------
Financial Statements                                           9
--------------------------------------------------------------------------------



                 Copyright 1999 The Equitable of Colorado, Inc.
 All rights reserved. The Equitable of Colorado is an authorized licensee of
        Accumulator Plus, a service mark of The Equitable Life Assurance
                         Society of the United States.


(MLPLUSSAI 5/99)

--------------------------------------------------------------------------------
          UNIT VALUES

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Equitable of Colorado Accumulator Plus ("Accumulator Plus").

The unit value for a variable investment option for any valuation period is equal to: (1) the unit value for the preceding valuation period multiplied by
(ii) the net Investment factor for that option for that valuation period. A valuation period is each Business Day together with any preceding non-business days. The net investment factor is:

     (a/b) - c

where:

(a) is the value of the variable investment option's shares of the corresponding Portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by The Hudson River Trust or EQ Advisors Trust.

(b) is the value of the variable investment option's shares of the corresponding Portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c) is the daily mortality and expense risks charge, administration charge, and distribution charge relating to the Contracts, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.60%.


ANNUITY UNIT VALUES

The annuity unit value for each variable investment option was fixed at $1.00 on each option's respective effective date (as shown in the prospectus) for Contracts with assumed base rates of net investment return of both 5% and 3 1/2% a year. For each valuation period after that date, it is the annuity unit value for the immediately preceding valuation period multiplied by the adjusted net investment factor under the Contract. For each valuation period, the adjusted net investment factor is equal to the net investment factor reduced for each day in the valuation period by:

o .00013366 of the net investment factor if the assumed base rate of net investment return is 5% a year; or

o .00009425 of the net investment factor if the assumed base rate of net investment return is 3 1/2%.

Because of this adjustment, the annuity unit value rises and falls depending on whether the actual rate of net investment return (after deduction of charges) is higher or lower than the assumed base rate.

All Contracts have a 5% assumed base rate of net investment return, except in states where that rate is not permitted. Annuity payments under Contracts with an assumed base rate of 3 1/2% will at first be smaller than those under Contracts with a 5% assumed base rate. Payments under the 3 1/2% Contracts, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling than those under 5% Contracts.

The amounts of variable annuity payments are determined as follows:

Payments normally start on the Business Day specified on your election form, or on such other future date you specify. The payments are made on a monthly basis. The first three payments are of equal amounts. Each of the first three payments will be based on the amount specified in the Tables of Guaranteed Annuity Payments in your Contract.

The first three payments depend on the assumed base rate of net investment return and the form of annuity chosen (and any fixed period or period certain). If the annuity involved is a life contingency, the risk class and the age of the annuitants will affect payments.

The amount of the fourth and each later payment will vary according to the investment performance of the variable investment options. We calculate each monthly payment by multiplying the number of annuity units credited by the average annuity unit value for the second calendar month immediately preceding the due date of the payment. We calculate the number of units by dividing the first monthly payment by the annuity unit value for the valuation period. This includes the due date of the first monthly payment. The average annuity unit value is the average of the annuity unit values for the valuation periods ending in that month. Variable income annuities may also be available by separate prospectus through other separate accounts we offer.

ILLUSTRATION OF CHANGES IN ANNUITY UNIT VALUES

To show how we determine variable annuity payments from month to month, assume that the account value on the date annuity payments are to begin is enough to fund an annuity with a monthly payment of $363. Also assume that the annuity unit value for the valuation period that includes the due date of the first annuity payment is $1.05. The number of annuity units credited under the Contract would be 345.71 (363 divided by 1.05 = 345.71).

--------------------------------------------------------------------------------
If the fourth monthly payment is due in March, and the average annuity unit value for January was $1.10, the annuity payment for March would be the number of units (345.71) times the average annuity unit value ($1.10), or $380.28. If the average annuity unit value was $1 in February, the annuity payment for April would be 345.71 times $1, or $345.71.

CUSTODIAN AND INDEPENDENT ACCOUNTANTS

Equitable of Colorado is the custodian for the shares of The Hudson River Trust and EQ Advisors Trust owned by Separate Account VA.

The consolidated financial statements of Equitable of Colorado at December 31, 1998 and 1997 and for each of the three years ended December 31, 1998 included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

ALLIANCE MONEY MARKET OPTION
AND ALLIANCE HIGH YIELD OPTION YIELD INFORMATION

ALLIANCE MONEY MARKET OPTION

The Alliance Money Market option calculates yield information for seven-day periods. The seven-day current yield calculation is based on a hypothetical Contract with one unit at the beginning of the period. To determine the seven-day rate of return, the net change in the unit value is computed by subtracting the unit value at the beginning of the period from a unit value, exclusive of capital changes, at the end of the period.

Unit values reflect all other accrued expenses of the Alliance Money Market option but do not reflect any withdrawal charges or charges for applicable taxes such as state or local premium taxes.

The adjusted net change is divided by the unit value at the beginning of the period to obtain what is called the adjusted base period rate of return. This seven-day adjusted base period return is then multiplied by 365/7 to produce an annualized seven-day current yield figure carried to the nearest one-hundredth of one percent.

The effective yield is obtained by modifying the current yield to take into account the compounding nature of the Alliance Money Market option's investments, as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, i.e., effective yield = (base period return + 1 ) [superscript 365/7] - 1. The Alliance Money Market option yields will fluctuate daily. Accordingly, yields for any given period do not necessarily represent future results. In addition, the value of units of the Alliance Money Market option will fluctuate and not remain constant.

ALLIANCE HIGH YIELD OPTION

The Alliance High Yield option calculates yield information for 30-day periods. The 30-day current yield calculation is based on a hypothetical Contract with one unit at the beginning of the period. To determine the 30-day rate of return, the net change in the unit value is computed by subtracting the unit value at the beginning of the period from a unit value, exclusive of capital changes, at the end of the period.

Unit values reflect all other accrued expenses of the Alliance High Yield option but do not reflect any withdrawal charges or charges for applicable taxes such as state or local premium taxes.

The adjusted net change is divided by the unit value at the beginning of the period to obtain the adjusted base period rate of return. This 30-day adjusted base period return is then multiplied by 365/30 to produce an annualized 30-day current yield figure carried to the nearest one-hundredth of one percent.

The effective yield is obtained by modifying the current yield to give effect to the compounding nature of the Alliance High Yield option's investments, as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 30, and subtracting one from the result, i.e., effective yield = (base period return + 1) [superscript 365/30] - 1. Alliance High Yield option yields will fluctuate daily. Accordingly, yields for any given period do not necessarily represent future results. In addition, the value of units of the Alliance High Yield option will fluctuate and not remain constant.

ALLIANCE MONEY MARKET OPTION AND ALLIANCE HIGH
YIELD OPTION YIELD INFORMATION

The yields for the Alliance Money Market option and Alliance High Yield option reflect charges that are not normally reflected in the yields of other investments. Therefore, they may be lower when compared with yields of other investments. The yields for Alliance Money Market option and Alliance High Yield option should not be compared to the return on fixed rate investments which guarantee rates of interest for specified periods, such as the fixed interest options. Nor should the yields be compared to the yields of money market options made available to the general public.

Because the Accumulator Plus Contracts described in the prospectus are being offered for the first time in 1999, no yield information is presented.

--------------------------------------------------------------------------------

LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following charts present historical return trends for various types of securities. The information presented, while not directly related to the performance of the variable investment options, helps to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with knowledge of your own financial needs (for example, the length of time until you retire, your financial requirements at retirement), you may be able to better determine how you wish to allocate contributions among the variable investment options.

     Historically, the long-term investment performance of common stocks has generally been superior to that of long- or short-term debt securities. For those investors who have many years until retirement, or whose primary focus is on long-term growth potential and protection against inflation, there may be advantages to allocating some or all of their account value to those variable investment options that invest in stocks.

                    Growth of $1 Invested on January 1, 1958
                      (Values are as of last business day)


[THE FOLLOWING DATA WAS REPRESENTED AS A
SHADED AREA GRAPH IN THE PRINTED DOCUMENT:]

               Common Stock       Inflation
1958               1.00              1.00
1959               1.12              1.01
1960               1.12              1.03
1961               1.43              1.04
1962               1.30              1.05
1963               1.60              1.07
1964               1.86              1.08
1965               2.10              1.10
1966               1.88              1.14
1967               2.34              1.17
1968               2.59              1.23
1969               2.37              1.30
1970               2.47              1.37
1971               2.82              1.42
1972               3.36              1.47
1973               2.87              1.60
1974               2.11              1.79
1975               2.89              1.92
1976               3.58              2.01
1977               3.32              2.15
1978               3.54              2.34
1979               4.19              2.65
1980               5.55              2.98
1981               5.28              3.25
1982               6.41              3.37
1983               7.86              3.50
1984               8.35              3.64
1985              11.03              3.78
1986              13.07              3.82
1987              13.75              3.99
1988              16.07              4.16
1989              21.13              4.36
1990              20.46              4.62
1991              26.74              4.76
1992              28.75              4.90
1993              31.63              5.04
1994              32.04              5.17
1995              44.03              5.30
1996              54.19              5.48
1997              72.27              5.57
1998              92.93              5.67

[LIGHT SHADED AREA = COMMON STOCK]
[DARK SHADED AREA = INFLATION]

[END OF GRAPHICALLY REPRESENTED DATA]


Source: Ibbotson Associates, Inc. See discussion and information preceding and following chart on next page.


Over shorter periods of time, however, common stocks tend to be subject to more dramatic changes in value than fixed-income (debt) securities. Investors who are nearing retirement age, or who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their account value to those variable investment options that invest in common stocks. The following graph illustrates the monthly fluctuations in value of $1 based on monthly returns of the Standard & Poor's 500 during 1990, a year that represents more typical volatility than 1998.

                    Growth of $1 Invested on January 1, 1990
                      (Values are as of last business day)


[THE FOLLOWING DATA WAS REPRESENTED AS A BLACK AND WHITE LINE GRAPH IN THE PRINTED DOCUMENT:]

                       Intermediate-Term
                          Govt. Bonds               Common Stocks
  1/1/90                      1.00                      1.00
  Jan.                        0.99                      0.93
  Feb.                        0.99                      0.94
  Mar.                        0.99                      0.97
  Apr.                        0.98                      0.95
  May                         1.01                      1.04
  June                        1.02                      1.03
  July                        1.04                      1.03
  Aug.                        1.03                      0.93
  Sep.                        1.04                      0.89
  Oct.                        1.06                      0.89
  Nov.                        1.08                      0.94
  Dec.                        1.10                      0.97

[END OF GRAPHICALLY REPRESENTED DATA]


Source: Ibbotson Associates, Inc. See discussion and information preceding and following chart on next page.

The following chart illustrates average annual rates of return over selected time periods between December 31, 1926 and December 31, 1998 for different types of securities: common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and U.S. Treasury Bills. For comparison purposes, the Consumer Price Index is shown as a measure of inflation. The average annual returns shown in the chart reflect capital appreciation and assume the reinvestment of dividends and interest. Investment management fees or expenses and charges typically associated with deferred annuity products, are not reflected.

--------------------------------------------------------------------------------
The information presented is merely a summary of past experience for unmanaged groups of securities and is neither an estimate nor guarantee of future performance. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The rates of return illustrated do not represent returns of the variable investment options. In addition, there is no assurance that the performance of the variable investment options will correspond to rates of return such as those illustrated in the chart.

For a comparative illustration of performance results of the variable investment options (which reflect the trusts and variable investment options charges), see "Investment Performance" in the prospectus.

-------------------------------------------------------------------------------------------------------------------------------
                                 MARKET TRENDS:
                       ILLUSTRATIVE ANNUAL RATES OF RETURN
-------------------------------------------------------------------------------------------------------------------------------

                                                                     LONG-TERM    INTERMEDIATE-       U.S.
FOR THE FOLLOWING PERIODS               COMMON        LONG-TERM      CORPORATE         TERM         TREASURY       CONSUMER
ENDING 12/31/98:                        STOCKS       GOVT. BONDS       BONDS       GOVT. BONDS        BILLS      PRICE INDEX
-------------------------------------------------------------------------------------------------------------------------------

    1 Year                              28.58%         13.06%         10.76%         10.21%           4.86%          1.80%
    3 Years                             28.27           9.07           8.25           6.84            5.11           2.27
    5 Years                             24.06           9.52           8.74           6.20            4.96           2.41
   10 Years                             19.19          11.66          10.85           8.74            5.29           3.14
   20 Years                             17.75          11.14          10.86           9.85            7.17           4.53
   30 Years                             12.67           9.09           9.14           8.71            6.76           5.24
   40 Years                             12.00           7.20           7.43           7.39            5.94           4.44
   50 Years                             13.56           5.89           6.20           6.21            5.07           3.92
   60 Years                             12.49           5.43           5.62           5.50            4.26           4.19
Since 12/31/26                          11.21           5.29           5.78           5.32            3.78           3.15
Inflation adjusted since 1926            7.82           2.08           2.55           2.11            0.62           0.00
-------------------------------------------------------------------------------------------------------------------------------


SOURCE: Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills, and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1998 Yearbook,(TM) Ibbotson Associates, Inc., Chicago. All rights reserved.

COMMON STOCKS (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

LONG-TERM GOVERNMENT BONDS -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.


LONG-TERM CORPORATE BONDS -- For the period 1969-1998, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers Index was backdated using Salomon Brothers monthly yield data and a methodology similar to that used by Salomon Brothers for 1969-1998; for the period 1927-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

INTERMEDIATE-TERM GOVERNMENT BONDS -- Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. TREASURY BILLS -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

INFLATION -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

KEY FACTORS IN RETIREMENT PLANNING

INTRODUCTION

The Accumulator Plus is available to help meet the retirement income and investment needs of individuals. In assessing these retirement needs, some key factors need to be addressed: (1) the impact of inflation on fixed retirement incomes; (2) the importance of planning early for retirement; (3) the benefits of tax deferral; (4) the selection of an appropriate investment strategy; and
(5) the benefit of receiving annuity payments. Each of these factors is addressed below.

Unless otherwise noted, all of the following presentations use an assumed annual rate of return of 7.5% compounded annually. This rate of return is for illustrative purposes only and is not intended to represent an expected or guaranteed rate of return for any investment vehicle.

In addition, unless otherwise noted, none of the illustrations reflect any charges that may be applied under a particular investment vehicle. Such charges would effectively reduce the actual return under any type of investment.

All earnings in these presentations are assumed to accumulate tax deferred unless otherwise noted. Most programs designed for retirement savings offer tax deferral. Monies are taxed upon withdrawal and a 10% penalty tax may apply to premature withdrawals. Certain retirement programs prohibit early withdrawals. See "Tax Information" in the prospectus. Where taxes are taken into consideration in these presentations, a 28% tax rate is assumed.

The source of the data used by us to compile the charts which appear in this section (other than charts 1, 2, 3, 4 and 7) is Ibbotson Associates, Inc., Chicago, Stocks, Bonds, Bills and Inflation [1998] Yearbook.(TM) All rights reserved.

In reports or other communications or in advertising material, we may make use of these or other graphic or numerical illustrations that we prepare showing the impact of inflation, planning early for retirement, tax deferral, diversification and other concepts important to retirement planning.

INFLATION



Inflation erodes purchasing power. This means that, in an inflationary period, the dollar is worth less as time passes. Because many people live on a fixed income during retirement, inflation is of particular concern to them. The charts that follow illustrate the harmful impact of inflation over an extended period of time. Between 1968 and 1998, the average annual inflation rate was 5.24%. As demonstrated in Chart 1, this 5.24% annual rate of inflation would cause the purchasing power of $35,000 to decrease to only $7,562 after 30 years.

In Chart 2, the impact of inflation is examined from another perspective. Specifically, the chart illustrates the additional income needed to maintain the purchasing power of $35,000 over a thirty-year period. Again, the 1968-1998 historical inflation rate of 5.24% is used. In this case, an additional $126,992 would be required to maintain the purchasing power of $35,000 after 30 years.

                                    CHART 1


[THE FOLLOWING DATA WAS REPRESENTED AS A
SHADED VERTICAL BAR GRAPH IN THE PRINTED DOCUMENT:]

                        (Income)
Today                   35,000
10 Years                21,002
20 Years                12,602
30 Years                 7,562

[END OF GRAPHICALLY REPRESENTED DATA]

--------------------------------------------------------------------------------
                                    CHART 2


[THE FOLLOWING DATA WAS REPRESENTED AS A SHADED
VERTICAL BAR GRAPH IN THE PRINTED DOCUMENT:]

                      Annual
                      Income             Increase
                      Needed               Needed
Today                  35,000                   -
10 Years               58,328              23,325
20 Years               97,204              62,204
30 Years              161,992             126,992

[END OF GRAPHICALLY REPRESENTED DATA]


STARTING EARLY

The impact of inflation highlights the need to begin a retirement program early. The value of starting early is illustrated in the following charts.


As shown in Chart 3, if an individual makes annual contributions of $2,500 to his or her retirement program beginning at age 30, he or she would accumulate $414,551 by age 65 under the assumptions described earlier. If that individual waited until age 50, he or she would only accumulate $70,193 by age 65 under the same assumptions.





                                    Chart 3

[THE FOLLOWING DATA WAS REPRESENTED AS A SHADED
AREA GRAPH IN THE PRINTED DOCUMENT:]

[BLACK:]  Age 50      $0          $0          $0          $0           $0      $15,610      $38,020      $70,193
[WHITE:]  Age 40      $0          $0          $0     $15,610      $38,020      $70,193     $116,381     $182,691
[GRAY:]   Age 30      $0     $15,610     $38,020     $70,193     $116,381     $182,691     $277,886     $414,551

[END OF GRAPHICALLY REPRESENTED DATA]


In Table 1, the impact of starting early is demonstrated in another format. For example, if an individual invests $300 monthly, he or she would accumulate $387,193 in thirty years under our assumptions. In contrast, if that individual invested the same $300 per month for 15 years, he or she would accumulate only $97,804 under our assumptions.

                            TABLE 1
-------------------------------------------------------------
 MONTHLY
 CONTRI-     YEAR      YEAR      YEAR      YEAR      YEAR
  BUTION      10        15        20        25        30
    $ 20     $ 3,532   $ 6,520  $ 10,811  $ 16,970  $ 25,813
      50       8,829    16,301    27,027    42,425    64,532
     100      17,659    32,601    54,053    84,851   129,064
     200      35,317    65,202   108,107   169,701   258,129
     300      52,976    97,804   162,160   254,552   387,193
-------------------------------------------------------------

Chart 4 presents an additional way to demonstrate the significant impact of starting to make contributions to a retirement program earlier rather than later. It assumes that an individual had a goal to accumulate $250,000 (pretax) by age 65. If he or she starts at age 30, under our assumptions he or she could reach the goal by making a monthly pretax contribution of $93 (equivalent to $129 after taxes). The total net cost for the 30-year-old in this hypothetical example would be $39,265. If the individual in this hypothetical example waited until age 50, he or she would have to make a monthly pretax contribution of $552 (equivalent to $767 after taxes) to attain the goal, illustrating the importance of starting early.


                                    CHART 4


[THE FOLLOWING DATA WAS REPRESENTED AS A BLACK AND WHITE
VERTICAL BAR GRAPH IN THE PRINTED DOCUMENT:]

                            GOAL: $250,000 BY AGE 65

                                                         Tax Savings
                                                     and Tax-deferred
                                        Net Cost     Earnings at 7.5%
 $93 per month        Age 30           $ 39,265             $ 210,735
$212 per month        Age 40             63,641               186,359
$552 per month        Age 50             99,383               150,617

[END OF GRAPHICALLY REPRESENTED DATA]

--------------------------------------------------------------------------------
TAX DEFERRAL

Contributing to a retirement plan early is part of an effective strategy for addressing the impact of inflation. Another part of such a strategy is to carefully select the types of retirement programs in which to invest. In deciding where to invest retirement contributions, there are three basic types of programs.

The first type offers the most tax benefits, and therefore is potentially the most beneficial for accumulating funds for retirement. Contributions are made with pre-tax dollars or are tax deductible and earnings grow income tax deferred. An example of this type of program is the deductible Traditional IRA.

The second type of program also provides for tax-deferred earnings growth; however, contributions are made with after-tax dollars. Examples of this type of program are nondeductible Traditional IRAs and non-qualified annuities.

The third approach to retirement savings is fully taxable. Contributions are made with after-tax dollars and earnings are taxed each year. Examples of this type of program include certificates of deposit, savings accounts, and taxable stock, bond or mutual fund investments.


Consider an example. For the type of retirement program that offers both pre-tax contributions and tax deferral, assume that a $2,000 annual pre-tax contribution is made for thirty years. In this example, the retirement funds would be $164,527 after thirty years (assuming a 7.5% rate of return, no withdrawals and assuming the deduction of the 1.60% Separate Account VA daily asset charge -- but no withdrawal charge under the Contract, or trust charges to Portfolios), and such funds would be $222,309 without the effect of any charges. Assuming a lump sum withdrawal was made in year thirty and a 28% tax bracket, these amounts would be $118,460 and $160,062, respectively.

For the type of program that offers only tax deferral, assume an after-tax annual contribution of $1,440 for thirty years and the same rate of return. The after-tax contribution is derived by taxing the $2,000 pre-tax contribution, again assuming a 28% tax bracket. In this example, the retirement funds would be $118,460 after thirty years assuming the deduction of charges and no withdrawals, and $160,062 without the effect of charges. Assuming a lump sum withdrawal in year thirty, the total after-tax amount would be $97,387 with charges deducted and $127,341 without charges as described above.


For the fully taxable investment, assume an after-tax contribution of $1,440 for thirty years. Earnings are taxed annually. After thirty years, the amount of this fully taxable investment is $108,046.

Keep in mind that taxable investments have fees and charges, too (investment advisory fees, administrative charges, 12b-1 fees, sales loads, brokerage commissions, etc.). We have not attempted to apply these fees and charges to the fully taxable amounts since this is intended merely as an example of tax deferral.

Again, it must be emphasized that the assumed rate of return of 7.5% compounded annually used in these examples is for illustrative purposes only. It is not intended to represent a guaranteed or expected rate of return on any type of investment. Moreover, early withdrawals of tax-deferred investments are generally subject to a 10% penalty tax.


THE BENEFIT OF ANNUITIZATION

An individual may shift the risk of outliving his or her principal by electing a lifetime income annuity. See "Choosing your annuity payout options" under "Accessing Your Money" in the prospectus. Chart 5 below shows the monthly income that can be generated under various forms of life annuities, as compared to receiving level payments of interest only or principal and interest from the investment. Calculations in the Chart are based on the following assumption: a $100,000 contribution was made at one of the ages shown, annuity payments begin immediately, and a 5% annuitization interest rate is used. For purposes of this example, principal and interest are paid out on a level basis over 15 years. In the case of the interest-only scenario, the principal is always available and may be left to other individuals at death. Under the principal and interest scenario, a portion of the principal will be left at death, assuming the individual dies within the 15-year period. In contrast, under the life annuity scenarios, there is no residual amount left.

--------------------------------------------------------------------------------
                                     CHART 5
                                 MONTHLY INCOME
                             ($100,000 CONTRIBUTION)
      -------------------------------------------------------------------
                    PRINCIPAL
                       AND
                                          JOINT AND SURVIVOR*
                                      -----------------------------
           INTEREST INTEREST             50%     66.67%    100%
 ANNUITANT   ONLY      FOR    SINGLE     TO        TO       TO
           FOR LIFE 15 YEARS   LIFE   SURVIVOR  SURVIVOR SURVIVOR
-------------------------------------------------------------------
Male 65      $401     $785    $  617    $560     $544      $513
Male 70       401      785       685     609      588       549
Male 75       401      785       771     674      646       598
Male 80       401      785       888     760      726       665
Male 85       401      785     1,045     878      834       757

-------------------
  The numbers are based on 5% interest compounded annually and the 1983 Individual Annuity Mortality Table "a" projected with modified Scale G. Annuity purchase rates available at annuitization may vary, depending primarily on the annuitization interest rate, which may not be less than an annual rate of 2.5%.

  * The Joint and Survivor Annuity Forms are based on male and female Annuitants of the same age.


FINANCIAL STATEMENTS

The consolidated financial statements of Equitable of Colorado included herein should be considered only as bearing upon the ability of Equitable of Colorado to meet its obligations under the Contracts.

There are no financial statements for Separate Account VA as the Contracts offered under the prospectus and SAI are being offered for the first time in 1999.

                         THE EQUITABLE OF COLORADO, INC.

                            1998 FINANCIAL STATEMENTS
                                       AND
                        REPORT OF INDEPENDENT ACCOUNTANTS

February 8, 1999






                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of The Equitable of Colorado, Inc.

In our opinion, the accompanying balance sheets and the related statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable of Colorado, Inc. ("EOC") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of EOC's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

                         THE EQUITABLE OF COLORADO, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                               1998                   1997
                                                                        -------------------    -------------------
                                                                                     (IN THOUSANDS)
ASSETS
Investments:
  Policy loans.........................................................  $      701,986.1       $    1,158,866.7
  Fixed maturities available for sale, at estimated fair value.........         232,819.8              226,077.5
                                                                        -------------------    -------------------
      Total investments................................................         934,805.9            1,384,944.2
Cash and cash equivalents..............................................           7,034.4                  421.4
Deferred policy acquisition costs......................................          51,613.6               59,000.0
Amounts due from reinsurers............................................         621,627.6              589,021.8
Accrued investment income..............................................          14,624.5               58,990.2
Other assets...........................................................           7,168.4                7,299.7
                                                                        -------------------    -------------------

TOTAL ASSETS...........................................................  $    1,636,874.4       $    2,099,677.3
                                                                        ===================    ===================

LIABILITIES
Policyholders' account balances........................................  $      972,029.9       $    1,457,678.0
Amounts due to reinsurers..............................................         522,072.9              488,149.4
Future policy benefits and other policyholder's liabilities............          27,803.7               23,724.9
Amounts due to Equitable Life..........................................           6,249.1               15,465.6
Other liabilities......................................................          18,357.4               21,361.5
                                                                        -------------------    -------------------
      Total liabilities................................................       1,546,513.0            2,006,379.4
                                                                        -------------------    -------------------

Commitments and contingencies (Notes 7, 8 and 9)

SHAREHOLDER'S EQUITY
Common stock, $2.00 par value 1.0 million shares authorized, issued
  and outstanding......................................................           2,000.0                2,000.0
Capital in excess of par value.........................................          37,000.0               37,000.0
Retained earnings......................................................          48,793.3               52,308.1
Accumulated other comprehensive income.................................           2,568.1                1,989.8
                                                                        -------------------    -------------------
      Total shareholder's equity.......................................          90,361.4               93,297.9
                                                                        -------------------    -------------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY.............................  $    1,636,874.4       $    2,099,677.3
                                                                        ===================    ===================


















                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.
                             STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                              1998                 1997                 1996
                                                       ------------------   -------------------  -------------------
                                                                              (IN THOUSANDS)
REVENUES
Universal life policy fee income.....................   $      6,876.3       $      14,358.6      $      13,891.7
Premiums.............................................         11,045.9               8,211.6              7,316.6
Net investment income................................         39,113.6              79,205.2             70,132.8
Investment gains, net................................          1,066.5                 428.9                909.3
Other income.........................................          6,321.5               5,098.1              5,201.5
                                                       ------------------   -------------------  -------------------

      Total revenues.................................         64,423.8             107,302.4             97,451.9
                                                       ------------------   -------------------  -------------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders'
  account balances...................................         30,361.2              70,251.4             63,592.4
Policyholders' benefits..............................         10,313.5              13,317.0             10,325.5
Other operating costs and expenses...................         29,155.9              18,787.4             16,694.8
                                                       ------------------   -------------------  -------------------

      Total benefits and other deductions............         69,830.6             102,355.8             90,612.7
                                                       ------------------   -------------------  -------------------

(Loss) earnings before Federal income taxes..........         (5,406.8)              4,946.6              6,839.2
Federal income benefit (tax).........................          1,892.0              (1,731.3)            (2,393.7)
                                                       ------------------   -------------------  -------------------

Net (Loss) Earnings..................................   $     (3,514.8)      $       3,215.3      $       4,445.5
                                                       ==================   ===================  ===================





























                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.
           STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                              1998                 1997                 1996
                                                       ------------------   -------------------  -------------------
                                                                              (IN THOUSANDS)

Common stock, at par value, beginning and
  end of year........................................   $      2,000.0       $       2,000.0      $       2,000.0
                                                       ------------------   -------------------  -------------------

Capital in excess of par value, beginning
  of year............................................         37,000.0              37,000.0             22,000.0
Capital contribution from Equitable Life.............              -                     -               15,000.0
                                                       ------------------   -------------------  -------------------
Capital in excess of par value, end of year..........         37,000.0              37,000.0             37,000.0
                                                       ------------------   -------------------  -------------------

Retained earnings, beginning of year.................         52,308.1              49,092.8             44,647.3
Net (loss) earnings..................................         (3,514.8)              3,215.3              4,445.5
                                                       ------------------   -------------------  -------------------
Retained earnings, end of year.......................         48,793.3              52,308.1             49,092.8
                                                       ------------------   -------------------  -------------------

Accumulated other comprehensive income,
  beginning of year..................................          1,989.8                 467.8              1,802.4
Other comprehensive income...........................            578.3               1,522.0             (1,334.6)
                                                       ------------------   -------------------  -------------------
Accumulated other comprehensive income...............          2,568.1               1,989.8                467.8
                                                       ------------------   -------------------  -------------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR..............   $     90,361.4       $      93,297.9      $      88,560.6
                                                       ==================   ===================  ===================

COMPREHENSIVE INCOME
Net (loss) earnings..................................   $     (3,514.8)      $       3,215.3      $       4,445.5
                                                       ------------------   -------------------  -------------------
Change in unrealized gains (losses), net of
  reclassification adjustment........................            732.0               1,577.4             (1,659.5)
Minimum pension liability adjustment.................           (153.7)                (55.4)               324.9
                                                       ------------------   -------------------  -------------------
Other comprehensive income...........................            578.3               1,522.0             (1,334.6)
                                                       ------------------   -------------------  -------------------
COMPREHENSIVE INCOME.................................   $     (2,936.5)      $       4,737.3      $       3,110.9
                                                       ==================   ===================  ===================
























                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.
                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                              1998                 1997                 1996
                                                       ------------------   -------------------  -------------------
                                                                              (IN THOUSANDS)
Net (loss) earnings..................................   $     (3,514.8)      $       3,215.3      $       4,445.5
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
  Interest credited to policyholders'
    account balances.................................         30,361.2              70,251.4             63,592.4
  Universal life policy fee income...................         (6,876.3)            (14,358.6)           (13,891.7)
  Investment gains...................................         (1,066.5)               (428.9)              (909.3)
  Change in amounts due to (from) reinsurers, net....          1,317.7              (8,160.4)            23,717.1
  Change in accrued investment income................         44,365.7              (7,494.7)            (6,271.4)
  Other, net.........................................         13,137.8               8,586.2              5,592.7
                                                       ------------------   -------------------  -------------------

Net cash provided by operating activities............         77,724.8              51,610.3             76,275.3
                                                       ------------------   -------------------  -------------------

Cash flows from investing activities:
  Maturities and repayments..........................         24,602.3              19,380.4             34,164.7
  Sales..............................................        109,882.4              16,820.3             27,813.2
  Purchases..........................................       (139,177.6)            (62,699.2)           (95,629.5)
  Increase in policy loans...........................       (104,873.7)           (123,720.3)          (152,900.2)
  Other, net.........................................             (1.6)                  4.6                 15.8
                                                       ------------------   -------------------  -------------------

Net cash used by investing activities................       (109,568.2)           (150,214.2)          (186,536.0)
                                                       ------------------   -------------------  -------------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits.........................................         54,456.9              88,806.6             93,253.2
    Withdrawals......................................         (3,453.7)             (6,732.9)                 -
  (Decrease) increase in loan due to Equitable Life..        (12,546.8)             12,546.8                  -
  Capital contribution from Equitable Life...........              -                     -               15,000.0
                                                       ------------------   -------------------  -------------------

Net cash provided by financing activities............         38,456.4              94,620.5            108,253.2
                                                       ------------------   -------------------  -------------------

Change in cash and cash equivalents..................          6,613.0              (3,983.4)            (2,007.5)
Cash and cash equivalents, beginning of year.........            421.4               4,404.8              6,412.3
                                                       ------------------   -------------------  -------------------

Cash and Cash Equivalents, End of Year...............   $      7,034.4       $         421.4      $       4,404.8
                                                       ==================   ===================  ===================

Supplemental cash flow information
  Income Taxes Refunded (Paid).......................   $      1,241.2       $      (4,349.4)     $        (874.9)
                                                       ==================   ===================  ===================












                       See Notes to Financial Statements.

                         THE EQUITABLE OF COLORADO, INC.

                          NOTES TO FINANCIAL STATEMENTS


1)   ORGANIZATION

     The Equitable of Colorado, Inc. ("EOC") was incorporated on January 18, 1984, as a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life") which is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). EOC's operations consist principally of the sale of whole life fixed premium, interest-sensitive policies and ten year term life insurance policies.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation and Principles of Consolidation
     -----------------------------------------------------

     The accompanying financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The years "1998," "1997" and "1996" refer to the years ended December 31, 1998, 1997 and 1996, respectively.

     Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1998 presentation.

     New Accounting Pronouncements
     -----------------------------

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     SFAS No. 133 requires adoption in fiscal years beginning after June 15, 1999 and permits early adoption as of the beginning of any fiscal quarter following issuance of the statement. Retroactive application to financial statements of prior periods is prohibited. EOC expects to adopt SFAS No. 133 effective January 1, 2000. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. SFAS No. 133 is not expected to have a material impact on EOC's financial statements.

     In late 1998, the Americal Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-7, "Deposit Accounting:
     Accounting for Insurance and Reinsurance Contracts that Do Not Transfer Insurance Risk". This SOP, effective for fiscal years beginning after June 15, 1999, provides guidance to both the insured and insurer on how to apply the deposit method of accounting when it is required for insurance and reinsurance contracts that do not transfer insurance risk. The SOP does not address or change the requirements as to when deposit accounting should be applied. SOP 98-7 applies to all entities and all insurance and reinsurance contracts that do not transfer insurance risk except for long-duration life and health insurance contracts. This SOP is not expected to have a material impact on EOC's financial statements.

     In December 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information and is effective for financial statements issued for periods beginning after December 31, 1998. Restatement of previously issued financial statements is not required. SOP 97-3 is not expected to have a material impact on EOC's financial statements.

     Valuation of Investments
     ------------------------

     Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Policy loans are stated at unpaid principal balances.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the financial statements on a trade date basis.

     Investment Gains, Net and Unrealized Investment Gains (Losses)
     --------------------------------------------------------------

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue.

     Unrealized investment gains and losses on fixed maturities available for sale are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes and deferred policy acquisition costs ("DAC") related to universal life and investment-type products.

     Recognition of Insurance Income and Related Expenses
     ----------------------------------------------------

     Premiums from universal life contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from non-participating traditional life policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     Deferred Policy Acquisition Costs
     ---------------------------------

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in shareholders' equity as of the balance sheet date.

     For non-participating traditional life policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     DAC totaling $12,300.0 thousand ($8,000.0 thousand net of Federal income taxes), related to a single large company-owned life insurance ("COLI") policy surrendered in the first quarter of 1998, was written off and included in other operating costs and expense. Concurrently, an initial fee liability of $1,400.0 thousand ($900.0 thousand, net of Federal income taxes) was amortized and included in universal life and investment-type product fee income.

     Policyholders' Account Balances and Future Policy Benefits
     ----------------------------------------------------------

     Policyholders' account balances for universal life contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on EOC's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Interest rates used in establishing such liabilities range from 4.00% to 8.25% for life insurance liabilities.

     Federal Income Taxes
     --------------------

     EOC is included in a consolidated Federal income tax return filed by the Holding Company with Equitable Life and its other eligible subsidiaries. In accordance with tax sharing arrangements between EOC and Equitable Life, the amount of current income taxes as determined on a separate return basis will be paid to or received from Equitable Life. Benefits for losses, which are paid to EOC to the extent they are utilized by Equitable Life, may not have been received in the absence of such an arrangement. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

3)   INVESTMENTS

     The following tables provide additional information relating to fixed maturities:

                                                                     GROSS               GROSS
                                                AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                   COST              GAINS              LOSSES            FAIR VALUE
                                             -----------------  -----------------   ----------------   -----------------
                                                                           (IN THOUSANDS)

     DECEMBER 31, 1998
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $   200,395.2      $     6,231.9       $      365.5       $   206,261.6
         Mortgage-backed....................        6,862.6              119.7                -               6,982.3
         U.S. Treasury securities and
           U.S. government and
           agency securities................       13,629.4              164.4               18.1            13,775.7
         States and political subdivisions..        3,203.8                -                 13.9             3,189.9
         Foreign governments................        1,987.5               37.1                -               2,024.6
         Redeemable preferred stock.........          592.6                -                  6.9               585.7
                                             -----------------  -----------------   ----------------   -----------------
     Total Available for Sale...............  $   226,671.1      $     6,553.1       $      404.4       $   232,819.8
                                             =================  =================   ================   =================

     December 31, 1997
     -----------------
     Fixed Maturities:
       Available for Sale:
         Corporate..........................  $   197,388.2      $     4,821.3       $      568.8       $   201,640.7
         Mortgage-backed....................        9,410.0               95.8                -               9,505.8
         U.S. Treasury securities and
           U.S. government and
           agency securities................       14,778.3              152.7                -              14,931.0
                                             -----------------  -----------------   ----------------   -----------------
     Total Available for Sale...............  $   221,576.5      $     5,069.8       $      568.8       $   226,077.5
                                             =================  =================   ================   =================

     For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, EOC has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1998 and 1997, securities without a readily ascertainable market value having an amortized cost of $97,253.5 thousand and $111,147.1 thousand, respectively, had estimated fair values of $101,073.7 thousand and $114,176.4 thousand, respectively.

     The contractual maturity of bonds at December 31, 1998 is shown below:

                                                    AVAILABLE FOR SALE
                                          ------------------------------------
                                             AMORTIZED          ESTIMATED
                                               COST             FAIR VALUE
                                          ----------------   -----------------
                                                    (IN THOUSANDS)

     Due in one year or less.............  $    19,088.7      $    19,221.6
     Due in years two through five.......       87,625.6           89,141.6
     Due in years six through ten........       94,565.9           98,594.6
     Due after ten years.................       17,935.7           18,294.0
     Mortgage-backed securities..........        6,862.6            6,982.3
                                          ----------------   -----------------
     Total...............................  $   226,078.5      $   232,234.1
                                          ================   =================

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     EOC's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds and directly negotiated debt in leveraged buyout transactions. EOC seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1998, approximately 1.8% of the $226,078.5 thousand aggregate amortized cost of bonds held by EOC were considered to be other than investment grade.

4)   NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

     The sources of net investment income are summarized as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Fixed maturities...................................  $    16,178.2       $   14,877.4       $   13,164.5
     Policy loans.......................................       23,624.9           64,707.6           57,398.9
     Other investment income............................           53.2              131.4              450.0
                                                         -----------------   ----------------   -----------------

       Gross investment income..........................       39,856.3           79,716.4           71,013.4

       Investment expenses..............................         (742.7)            (511.2)            (880.6)
                                                         -----------------   ----------------   -----------------

     Net Investment Income..............................  $    39,113.6       $   79,205.2       $   70,132.8
                                                         =================   ================   =================

     For 1998, 1997 and 1996, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $109,882.4 thousand, $16,820.3 thousand and $27,813.2 thousand. Gross gains of $1,200.3 thousand, $608.3 thousand and $1,316.0 thousand and gross losses of $120.1 thousand, $180.3 thousand and $1,050.8 thousand, respectively, were realized on these sales.

     Net unrealized investment gains (losses), included in the balance sheets as a component of accumulated comprehensive income, and the changes for the corresponding years are summarized as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Balance, beginning of year.........................  $     2,135.5       $      558.1       $    2,217.6
     Changes in gross unrealized investment
       gains (losses)...................................        1,647.7            3,237.9           (4,068.0)
     Changes in unrealized investment losses
       (gains) attributable to:
         DAC............................................         (521.6)            (811.1)           1,515.0
         Deferred Federal income taxes..................         (394.1)            (849.4)             893.5
                                                         -----------------   ----------------   -----------------
     Balance, End of Year...............................  $     2,867.5       $    2,135.5       $      558.1
                                                         =================   ================   =================

     Balance, end of year comprises:
       Unrealized investment gains on:
         Fixed maturities...............................  $     6,148.7       $    4,501.0       $    1,263.1
       Amounts of unrealized investment gains
         attributable to:
           DAC..........................................       (1,736.9)          (1,215.3)            (404.2)
           Deferred Federal income taxes................       (1,544.3)          (1,150.2)            (300.8)
                                                         -----------------   ----------------   -----------------
     Total..............................................  $     2,867.5       $    2,135.5       $      558.1
                                                         =================   ================   =================

5)   ACCUMULATED OTHER COMPREHENSIVE INCOME

     Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in the statements of earnings. The balances for the years 1998, 1997 and 1996 are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Unrealized gains on investments....................  $     2,867.5       $    2,135.5       $      558.1
     Minimum pension liability..........................         (299.4)            (145.7)             (90.3)
                                                         -----------------   ----------------   -----------------
     Total Accumulated Other
       Comprehensive Income.............................  $     2,568.1       $    1,989.8       $      467.8
                                                         =================   ================   =================

     The components of other comprehensive income for the years 1998, 1997 and 1996 are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Net unrealized gains (losses) on investment
       securities:
       Net unrealized gains (losses) arising during
         the period.....................................  $     2,260.3       $    3,840.1       $   (4,085.3)
       Reclassification adjustment for (gains) losses
         included in net earnings.......................         (612.6)            (602.2)              17.3
                                                         -----------------   ----------------   -----------------

     Net unrealized gains (losses) on investment
       securities.......................................        1,647.7            3,237.9           (4,068.0)
     Adjustments for:
     DAC and deferred Federal income taxes..............         (915.7)          (1,660.5)           2,408.5
                                                         -----------------   ----------------   -----------------
     Change in unrealized gains (losses), net of
       reclassification of adjustment...................          732.0            1,577.4           (1,659.5)
     Change in minimum pension liability................         (153.7)             (55.4)             324.9
                                                         -----------------   ----------------   -----------------
     Total Other Comprehensive Income...................  $       578.3       $    1,522.0       $   (1,334.6)
                                                         =================   ================   =================

6)   FEDERAL INCOME TAXES

     A summary of the Federal income taxes in the statements of earnings is shown below:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Federal income tax (benefit) expense:
       Current..........................................  $      (507.9)      $    2,676.7       $    2,633.6
       Deferred.........................................       (1,384.1)            (945.4)            (239.9)
                                                         -----------------   ----------------   -----------------
     Total..............................................  $    (1,892.0)      $    1,731.3       $    2,393.7
                                                         =================   ================   =================

     The components of the net deferred Federal income taxes are as follows:

                                                    DECEMBER 31, 1998                  December 31, 1997
                                             ---------------------------------  ---------------------------------
                                                 ASSETS         LIABILITIES         Assets         Liabilities
                                             ---------------  ----------------  ---------------   ---------------
                                                                       (IN THOUSANDS)

     Compensation and related benefits......  $       -        $      330.8      $        -        $      13.5
     Other..................................      1,076.1               -             1,432.0
     DAC, reserves and reinsurance..........          -             4,937.0               -            7,115.4
     Investments............................          -             1,092.9               -              660.4
                                             ---------------  ----------------  ---------------   ---------------
     Total..................................  $   1,076.1      $    6,360.7      $    1,432.0      $   7,789.3
                                             ===============  ================  ===============   ===============

     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     DAC, reserves and reinsurance......................  $    (2,140.0)      $   (1,185.0)      $     (510.0)
     Investments........................................            -                  -                300.0
     Compensation and related benefits..................          400.0              200.0              400.0
     Other..............................................          355.9               39.6             (429.9)
                                                         -----------------   ----------------   -----------------
     Deferred Federal Income Tax
       Benefit..........................................  $    (1,384.1)      $     (945.4)      $     (239.9)
                                                         =================   ================   =================

7)   REINSURANCE AGREEMENTS

     EOC cedes reinsurance to Equitable Life and unaffiliated insurance companies. EOC evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance is summarized as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Direct premiums....................................  $    53,896.3       $   50,014.0       $   49,459.8
     Reinsurance ceded..................................      (42,850.4)         (41,802.4)         (42,143.2)
                                                         -----------------   ----------------   -----------------
     Premiums...........................................  $    11,045.9       $    8,211.6       $    7,316.6
                                                         =================   ================   =================

     Universal Life and Investment-type Product
       Policy Fee Income Ceded..........................  $    31,862.9       $   25,216.1       $   17,152.4
                                                         =================   ================   =================
     Policyholders' Benefits Ceded......................  $    72,624.0       $   70,187.7       $   61,931.5
                                                         =================   ================   =================
     Interest Credited to Policyholders' Account
       Balances Ceded...................................  $    39,521.6       $   36,371.0       $   32,267.4
                                                         =================   ================   =================

     To limit its exposure to losses, effective February 1998, EOC reinsured 90% of the mortality risk on new term policies. EOC also reinsures mortality risks in excess of $150.0 thousand on any single life. EOC also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

8)   FAIR VALUE OF FINANCIAL INSTRUMENTS

     EOC defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time EOC's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan. The carrying value and estimated fair value for policy loans were both $701,986.1 thousand at December 31, 1998 as compared with $1,158,866.7 thousand at December 31, 1997.

9)   LITIGATION

     An action was instituted on April 6, 1995 against EOC and Equitable Life in New York state court, entitled Sidney C. Cole, et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc. The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. In June 1996, the court issued a decision and order dismissing with prejudice plaintiffs' causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiffs' cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. In 1997, plaintiffs noticed an appeal from the court's June 1996 order and filed their memorandum of law and affidavits in support of their motion for class certification. In August 1997, Equitable Life and EOC moved for summary judgment dismissing plaintiffs' remaining claims of breach of contract and negligent misrepresentation and in February 1998, the court granted Equitable Life and EOC's motion for summary judgment. The court therefore denied plaintiffs' motion to certify the class. In April 1998, plaintiffs noticed their appeal from that decision and from the June 1996 decision, the appeal from which had been dismissed. Plaintiffs perfected their appeal in January 1999. Oral argument is scheduled for September 1999.

     Although the outcome of litigation cannot be predicted with certainty, EOC's management believes that the ultimate resolution of this case should not have a material adverse effect on the financial position of EOC. EOC's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on EOC's results of operations in any particular period.

     In addition, EOC is involved in various legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on EOC's financial position or results of operations.

10)  INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     EOC is restricted as to the amounts of dividends it may pay to Equitable Life. Under Colorado Insurance Law, the Division of Insurance of the State of Colorado has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $51,662.9 thousand and $47,907.1 thousand at December 31, 1998 and 1997, respectively. For 1998, 1997 and 1996, statutory net income totaled $3,401.3 thousand, $615.6 thousand and $784.0 thousand, respectively.

     At December 31, 1998, EOC, in accordance with various government and state regulations, had $3,770.4 thousand of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity on a GAAP basis are primarily attributable to: (a) inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching revenues and expenses; (d) Federal income taxes are generally accrued under SAP based upon revenues and expensed in the Federal income tax return while under GAAP deferred taxes are provided for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes;
     (e) valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (f) differences in the accrual methodologies for post-employment and retirement benefit plans.

11)  RELATED PARTY TRANSACTIONS

     EOC reimburses Equitable Life for its use of Equitable Life's personnel, property and facilities in carrying out certain of its operations. Reimbursements for intercompany services is made on the basis of the cost of services provided. The amounts of these intercompany transactions are as follows:

                                                               1998               1997                1996
                                                         -----------------   ----------------   -----------------
                                                                             (IN THOUSANDS)

     Personnel and facilities...........................  $      6,897.9      $     9,835.4      $     5,523.1
     Agent commissions and fees.........................  $      5,784.8      $     4,835.1      $     4,679.0


     Equitable Life sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and agents. The pension plans are non-contributory and benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Under its cost sharing agreement, Equitable Life allocated a portion of the costs of these benefit plans to EOC; these costs were included in personnel and facilities above.

     EOC incurred investment advisory and asset management fees of $375.8 thousand, $362.7 thousand and $315.6 thousand for services provided by affiliates during 1998, 1997 and 1996, respectively.

                                     PART C

                               OTHER INFORMATION
                               -----------------

Item 24. Financial Statements and Exhibits.

         (a)  Financial Statements included in Part B.

         1.   The Equitable of Colorado, Inc.

              o    Report of Independent Accountants - PricewaterhouseCoopers
                   LLP;

              -    Consolidated Balance Sheets as of December 31, 1998 and 1997;

              o Consolidated Statements of Earnings for Years Ended December 31, 1998, 1997 and 1996;

              - Consolidated Statements of Equity for Years Ended December 31, 1998, 1997 and 1996;

              o Consolidated Statements of Cash Flows for Years Ended December 31, 1998, 1997 and 1996

              -    Notes to Consolidated Financial Statements.


         The  following exhibits are filed herewith:

         1. Certified Resolutions of the Board of Directors of The Equitable of Colorado, Inc. ("EOC") authorizing the establishment of separate accounts, dated December 16, 1996, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

         2.   Not applicable.

         3. (a) Form of Distribution Agreement among EOC and Equitable Distributors, Inc., ("EDI"), authorizing EDI to distribute all EOC Products in the retail channel, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (b) Form of Distribution and Servicing Agreement among EOC and EQ Financial Consultants ("EQFC") authorizing EQFC to distribute all EOC Products in the agency channel, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (c) Form of Sales Agreement between EQFC and EOC committing EQFC to provide shares of the Hudson River Trust ("HRT") for all EOC Separate Account Products sold in the agency channel, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (d) Form of Sales Agreement between EOC and EDI committing EDI to provide HRT shares for all EOC Separate Account Products sold in the retail channel, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (e) Form of Participation Agreement by and among EQ Advisors Trust ("EQAT"), EDI, EOC and EQFC, committing EQAT and its distributors, EQFC and EDI, to provide EQAT shares for all EOC Separate Account Products sold in the agency channel and the retail channel, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (f) Agreement for Cooperative and Joint Use of Personnel, Property and Services between Equitable Life Assurance Society of the United States and EOC dated April 16,
                   1984, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

         4.   (a)  Form of annuity contract no. EOC99APICB-INDV (as revised).

              (b) Form of Data Pages for Accumulator Plus NQ, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (c) Form of Data Pages for Accumulator Plus Traditional IRA and Roth IRA, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (d) Form of Data Pages for Accumulator Plus QP - Defined Benefit and Defined Contribution, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (e) Form of Endorsement Applicable to IRA Contracts No. 98EOCENIRAIA-AP, previously filed with this Registration Statement File No. 333-72381 on Februry 12, 1999.

              (f) Form of Custodial owned Roth IRA Endorsement No. 98COROTHI, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

              (g) Form of Defined Benefit Endorsement no. 98EOCENDBQPII, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

              (h) Form of Endorsement Applicable to Defined Contribution Qualified Plan, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

              (i) Form of Endorsement for Extra Credit Annuity No. 98EOCECEND IIA/B, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

         5. (a) Form of Application for Accumulator Plus (IRA, NQ, and QP), previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

         6. (a) Restated Charter of EOC, as amended, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

              (b) By-Laws of EOC, as amended, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

         7.        Not applicable.

         8.        Not applicable.

         9.        Opinion and Consent of Edwards & Angell, LLP.

        10.   (a)  Consent of PricewaterhouseCoopers LLP.

              (b) Powers of Attorney, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

        11.        Not applicable.

        12.        Not applicable.

        13.   (a)  Formulae for Determining Money Market Fund Yield for a
                   Seven-Day Period, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

              (b) Formulae for Determining Cumulative and Annualized Rates of Return, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

              (c) Formulae for Determining Standardized Performance Value and Annualized Average Performance Ratio, previously filed with this Registration Statement File No. 333-72381 on February 12, 1999.

Item 25: Directors and Officers of EOC.

         Set forth below is information regarding the directors and principal officers of EOC. EOC's address is 370 17th Street, Suite 4950, Denver, Colorado 80202. The business address of the persons whose names are preceded by an asterisk is that of Equitable Life Assurance Society of the United States, 1290 Avenue of the Americas, New York, NY 10104.


DIRECTORS AND OFFICERS



*Samuel B. Shlesinger                       Chairman of the Board, President,
                                            Chief Executive Officer and Director

*Michael S. Martin                          Executive Vice President and
                                            Director

*Michel Beaulieu                            Director

*Harvey E. Blitz                            Director

*Kevin R. Byrne                             Senior Vice President and Treasurer

*Alvin Fenichel                             Senior Vice President and Chief
                                            Financial Officer

*Linda J. Galasso                           Vice President and Secretary

*Mark A. Hug                                Senior Vice President

*Charles Marino                             Vice President and Actuary

*John P. Natoli                             Vice President and Chief
                                            Administrative Officer

 Michael J. Remur                           Vice President and Chief
                                            Administrative Officer
                                            3001 Westown Parkway
                                            West Des Moines, IA 50266

 Allen Zabusky                              Vice President and Controller
                                            135 West 50th Street
                                            New York, NY 10020

*Barbara Fraser                             Vice President and Actuary

*Mildred M. Oliver                          Vice President

*Naomi J. Weinstein                         Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant:

         Separate Account VA of The Equitable of Colorado, Inc. ("EOC"), (the "Separate Account") is a separate account of EOC. EOC is a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable"). Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

         The largest stockholder of the Holding Company is AXA, which as of March 31, 1999 beneficially owned 58.3% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)

    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (41.8%) (See Addendum B(1) for subsidiaries)

    The Equitable Life Assurance Society of the United States (1859) (New York) (a)(b)

         The Equitable of Colorado, Inc. (l983) (Colorado)

         EVLICO, INC. (1995) (Delaware)

         EVLICO East Ridge, Inc. (1995) (California)


         GP/EQ Southwest, Inc. (1995) (Texas)


         Franconom, Inc. (1985) (Pennsylvania)

         Frontier Trust Company (1987) (North Dakota)

         Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

         Equitable Deal Flow Fund, L.P.

              Equitable Managed Assets (Delaware)

         EREIM LP Associates (99%)

              EML Associates, L.P. (19.8%)


         Alliance Capital Management L.P. (2.7% limited partnership interest)

         ACMC, Inc. (1991) (Delaware)(s)

              Alliance Capital Management L.P. (1988) (Delaware)
              (39.3% limited partnership interest)

         EVCO, Inc. (1991) (New Jersey)

         EVSA, Inc. (1992) (Pennsylvania)

         Prime Property Funding, Inc. (1993) (Delaware)

         Wil Gro, Inc. (1992) (Pennsylvania)

         Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)

(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)

         Fox Run, Inc. (1994) (Massachusetts)

         STCS, Inc. (1992) (Delaware)

         CCMI Corporation (1994) (Maryland)

         FTM Corporation (1994) (Maryland)

         Equitable BJVS, Inc. (1992) (California)

         Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

         Camelback JVS, Inc. (1995) (Arizona)

         ELAS Realty, Inc. (1996) (Delaware)

         100 Federal Street Realty Corporation (Massachusetts)

         Equitable Structured Settlement Corporation (1996) (Delaware)

         Prime Property Funding II, Inc. (1997) (Delaware)

         Sarasota Prime Hotels, Inc. (1997) (Florida)

         ECLL, Inc. (1997) (Michigan)



         Equitable Holdings LLC (1997) (New York) (into which Equitable Holding Corporation was merged in 1997)
              EQ Financial Consultants, Inc. (l97l) (Delaware) (a) (b)


              ELAS Securities Acquisition Corp. (l980) (Delaware)

              100 Federal Street Funding Corporation (Massachusetts)

              EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

              Equitable Casualty Insurance Company (l986) (Vermont)

              EREIM LP Corp. (1986) (Delaware)

                   EREIM LP Associates (1%)

                        EML Associates (.02%)

              Six-Pac G.P., Inc. (1990) (Georgia)


              Equitable Distributors, Inc. (1988) (Delaware) (a)


(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)
         Equitable Holdings, LLC (cont.)

              Equitable JVS, Inc. (1988) (Delaware)

                   Astor/Broadway Acquisition Corp. (1990) (New York)

                   Astor Times Square Corp. (1990) (New York)

                   PC Landmark, Inc. (1990) (Texas)

                   Equitable JVS II, Inc. (1994) (Maryland)


                   EJSVS, Inc. (1995) (New Jersey)

              Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
              EHC) (Delaware) (34.4%) (See Addendum B(1) for subsidiaries)

              JMR Realty Services, Inc. (1994) (Delaware)

              Equitable Investment Corporation (l97l) (New York)


                   Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

                   Equitable JV Holding Corporation (1989) (Delaware)

                   Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

                   Equitable Capital Management Corporation (l985)
                   (Delaware) (b)
                      Alliance Capital Management L.P. (1988)
                      (Delaware) (14.8% limited partnership interest)

                   EQ Services, Inc. (1992) (Delaware)

                   EREIM Managers Corp. (1986) (Delaware)

                      ML/EQ Real Estate Portfolio, L.P.

                          EML Associates, L.P.

                   (a) Registered Broker/Dealer (b) Registered Investment
                   Advisor

                 ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                            ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDINGS, LLC
                       HAVING MORE THAN FIVE SUBSIDIARIES

            -------------------------------------------------------

EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988)
      (Massachusetts)
      EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)

      EquiSource of Puerto Rico, Inc. (1997) (Puerto Rico)

      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

                      ------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
              Wood, Struthers & Winthrop Management Corp. (1985)
              (Delaware) (b)
         Autranet, Inc. (1985) (Delaware) (a)
         DLJ Real Estate, Inc.
         DLJ Capital Corporation (b)
         DLJ Mortgage Capital, Inc. (1988) (Delaware)
         Column Financial, Inc. (1993) (Delaware) (50%)

Alliance Capital Management Corporation (as general partner) (b) has the following subsidiaries:

         Alliance Capital Management L.P. (1988) (Delaware) (b)
              Alliance Capital Management Corporation of Delaware, Inc.
             (Delaware)
                   Alliance Fund Services, Inc. (Delaware) (a)
                   Alliance Fund Distributors, Inc. (Delaware) (a) Alliance Capital Oceanic Corp. (Delaware)
                   Alliance Capital Management Australia Pty. Ltd.
                   (Australia)
                   Meiji - Alliance Capital Corp. (Delaware) (50%) Alliance Capital (Luxembourg) S.A. (99.98%)
                   Alliance Eastern Europe Inc. (Delaware)
                   Alliance Barra Research Institute, Inc. (Delaware)
                   (50%)
                   Alliance Capital Management Canada, Inc. (Canada)
                   (99.99%)
                   Alliance Capital Management (Brazil) Llda
                   Alliance Capital Global Derivatives Corp. (Delaware) Alliance International Fund Services S.A. (Luxembourg)
                   Alliance Capital Management (India) Ltd. (Delaware) Alliance Capital Mauritius Ltd.
                   Alliance Corporate Finance Group, Incorporated
                   (Delaware)
                        Equitable Capital Diversified Holdings, L.P. I Equitable Capital Diversified Holdings, L.P. II
                   Curisitor Alliance L.L.C. (Delaware)
                        Curisitor Holdings Limited (UK)
                        Alliance Capital Management (Japan), Inc.
                        Alliance Capital Management (Asia) Ltd.
                        Alliance Capital Management (Turkey), Ltd.
                        Cursitor Alliance Management Limited (UK)

             (a) Registered Broker/Dealer      (b) Registered Investment Advisor

                               AXA GROUP CHART


The information listed below is dated as of December 31, 1997; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.


                  AXA INSURANCE AND REINSURANCE BUSINESS HOLDING


COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------
AXA Assurances Iard               France         100% by AXA France Assurance

AXA Assurances Vie                France         100% by AXA France Assurance

AXA Courtage Iard                 France         97.4% by AXA France Assurance
                                                 and UAP Iard

AXA Courtage Vie                  France         100% by AXA France Assurance

Alpha Assurances Vie              France         100% by AXA France Assurance

AXA Direct                        France         100%

Direct Assurances Iard            France         100% by AXA Direct

Direct Assurance Vie              France         100% by AXA Direct

AXA Tellit Versicherung           Germany        50% owned by AXA Direct and
                                                 50% by CKAG

Axiva                             France         100% by AXA France Assurance

Juridica                          France         88.4% by UAP Iard, 10.9% by
                                                 AXA France Assurance

AXA Assistance France             France         100% by AXA Assistance SA

Monvoisin Assurances              France         99.9% by different companies
                                                 and Mutuals

Societe Beaujon                   France         100%

Lor Finance                       France         100%

Jour Finance                      France         100% by AXA Conseil Iard and
                                                 by AXA Assurances Iard

Financiere 45                     France         99.8%

Mofipar                           France         100%

Compagnie Auxiliaire pour le      France         99.8% by Societe Beaujon
Commerce and l'Industrie

C.F.G.A.                          France         99.96% owned by Mutuals and
                                                 Finaxa

AXA Global Risks                  France         100% owned by AXA France
                                                 Assurance, UAP Iard and
                                                 Mutuals

Argovie                           France         100% by Axiva and SCA Argos

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Astral Finance                    France         99.33% by AXA Courtage Vie

Argos                             France         N.S.

AXA France Assurance              France         100%

UAP Incendie Accidents            France         100% by AXA France
                                                 Assurance

UAP Vie                           France         100% by AXA France
                                                 Assurance

UAP Collectives                   France         50% by AXA Assurances
                                                 Iard, 3.3% by AXA Conseil
                                                 Iard and 46.6% UAP Vie

Thema Vie                         France         30% by Axiva, 11.9% by
                                                 UAP Collectives, 10.9% by
                                                 UAP Iard and 46.8% by UAP Vie.

La Reunion Francaise              France         49% by UAP Iard and 51% by
                                                 AXA Global Risks

UAP Assistance                    France         52% by UAP Incendie-Accidents
                                                 and 48% by UAP Vie

UAP International                 France         50.1% by AXA and 49.9% by
                                                 AXA Global Risks

Sofinad                           France         100%

AXA-Colonia Konzern AG (AXA-
CKAG)                             Germany        39.7% by Vinci BV, 25.6% by
                                                 Kolnische Verwaltungs and
                                                 5.5% by AXA-UAP

Finaxa Belgium                    Belgium        100%

AXA Belgium                       Belgium        27.1% by AXA and 72.6%
                                                 by Finaxa Belgium

De Kortrijske Verzekering         Belgium        99.8% by AXA Belgium

Juris                             Belgium        100% owned by Finaxa Belgium


Royale Vendome                    Belgium        49% by AXA and 20.2% by
                                                 AXA Global Risks

Royale Belge                      Belgium        51.2% by Royale Vendome and
                                                 9.5% by different companies
                                                 of the Group

Royale Belge 1994                 Belgium        97.9% by Royale Belge and 2%
                                                 by UAB

UAB                               Belgium        99.9% by Royale Belge

Ardenne Prevoyante                Belgium        99.4% by Royale Belge

GB Lex                            Belgium        55% by Royale Belge, 25% by
                                                 Royale Belge 1994, 10% by
                                                 Juridica and 10% by AXA
                                                 Conseil Assurance

Royale Belge Re                   Belgium        99.9% by Royale Belge

Parcolvi                          Belgium        100% by Vinci Belgium

Vinci Belgium                     Belgium        99.5% by Vinci BV

Finaxa Luxembourg                 Luxembourg     100%


AXA Assurance IARD Luxembourg     Luxembourg     99.9%

AXA Assurance Vie Luxembourg      Luxembourg     99.9%

Royale UAP                        Luxembourg     100% by Royale Belge


Paneurolife                       Luxembourg     90% by different companies of
                                                 the AXA Group

Paneurore                         Luxembourg     90% by different companies of
                                                 the AXA Group

Crealux                           Luxembourg     100% by Royale Belge

Futur Re                          Luxembourg     100% by AXA Global Risks

General Re-CKAG                   Luxembourg     37.8% by AXA-CKAG and 12.1%
                                                 by Colonia Nordstern
                                                 Versicherung

Royale Belge Investissements      Luxembourg     100% by Royale Belge


AXA Aurora                        Spain          30% owned by AXA and 40%
                                                 by UAP International


Aurora Polar SA de Seguros y      Spain          99.4% owned by AXA Aurora
Reaseguros


Aurora Vida SA de Seguros y       Spain          90% owned by Aurora Polar and
Reaseguros                                       5% by AXA


AXA Gestion de Seguros y          Spain          99.1% owned by AXA Aurora
Reaseguros

Hilo Direct Seguros               Spain          71.4% by AXA Aurora

Ayuda Legal                       Spain          59% owned by Aurora Polar,
                                                 29% by AXA Gestion and 12%
                                                 by Aurora Vida

UAP Iberica                       Spain          100% by UAP International

General Europea (GESA)            Spain          100% by Societe Generale
                                                 d'Assistance

AXA Assicurazioni                 Italy          100%

Eurovita                          Italy          30% owned by AXA Assicurazioni

Gruppo UAP Italia (GUI)           Italy          97% by UAP International and
                                                 3% by UAP Vie

UAP Italiana                      Italy          96% by AXA and 4% by GUI

UAP Vita                          Italy          62.2% by GUI and 37.8% by UAP
                                                 Vie

Allsecures Assicurazioni          Italy          90% by GUI and 10% by UAP
                                                 Italiana

Allsecures Vita                   Italy          92.9% by GUI and 7% by AXA

Centurion Assicurazioni           Italy          100% by GUI

AXA Equity & Law plc              U.K.           100%

AXA Equity & Law Life             U.K.           100% by SLPH
Assurance Society

AXA Insurance                     U.K.           100% owned by SLPH

AXA Global Risks                  U.K.           51% owned by AXA Global
                                                 Risks (France) and 49% by
                                                 AXA Courtage IARD

Sun Life and Provincial           U.K.           71.6% by AXA and AXA
Holdings (SLPH)                                  Equity & Law Plc

Sun Life Corporation Plc          U.K.           100% by AXA Sun Life Holding

Sun Life Assurance                U.K.           100% by AXA Sun Life Holding

UAP Provincial Insurance          U.K.           100% by SLPH

English & Scottish                U.K.           100% by AXA UK

Servco                            U.K.           100% by AXA Sun Life Holding

AXA Sun Life                      U.K.           100% by AXA Sun Life Holding

AXA Leven                         The Nether-    100% by AXA Equity & Law Life
                                  lands          Assurance Society

UAP Nieuw Rotterdam               The Nether-    51% by Royale Belge, 38.9% by
Holding BV                        lands          Gelderland BV and 4.1% by
                                                 AXA

UNIROBE Groep BV                  The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Verzkerigen   The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding BV

UAP Nieuw Rotterdam Schade        The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Leven         The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekerigen

UAP Nieuw Rotterdam Zorg          The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Schade

Societe Generale d'Assistance     The Nether-    51% by UAP Incendie-Accidents,
                                  lands          29% by UAP Vie and 20% by
                                                 AXA-UAP

Gelderland BV                     The Nether-    100% by UAP Vie
                                  lands

Royale Belge International        The Nether-    100% by Royale Belge
                                  lands          Investissements

Vinci BV                          The Nether-    94.8% by AXA and 5.2% by
                                  lands          Parcolvi

AXA Portugal Companhia de         Portugal       43.1% by different companies
Serguros SA                                      of the AXA Group

AXA Portugal Companhia de         Portugal       95.1% by UAP Vie and 7.5% UAP
Serguros de Vida SA                              International

Union UAP                         Switzerland    99.9% by UAP International

Union UAP Vie                     Switzerland    95% by UAP International

AXA Oyak Hayat Sigorta            Turkey         60% owned by AXA

Oyak Sigorta                      Turkey         11% owned by AXA

Al Amane Assurances               Morocco        52% by UAP International

AXA Canada Inc.                   Canada         100%

AXA Boreal Insurance Inc.         Canada         100% owned by Gestion Fracapar
                                                 Inc

AXA Assurances Inc                Canada         100% owned by AXA Canada Inc

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Insurance Inc                 Canada         100% owned by AXA Canada Inc.
                                                 and AXA Assurance Inc

Anglo Canada General Insurance    Canada         100% owned by AXA Canada Inc.
Cy

AXA Pacific Insurance Cy          Canada         100% by AXA Boreal Insurance
                                                 Inc

AXA Boreal Assurances             Canada         100% by AXA Boreal Insurance
Agricoles Inc                                    Inc

AXA Life Insurance                Japan          100%

Dongbu AXA Life                   Korea          50%
Insurance Co. Ltd.

Sime AXA Berhad                   Malaysia       30% owned by AXA and
                                                 AXA Reassurance

AXA Investment Holdings Pte Ltd   Singapore      100%

AXA Insurance                     Singapore      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Insurance                     Hong Kong      100% owned by AXA Investment
                                                 Holdings Pte Ltd

AXA Life Insurance                Hong Kong      100%

PT Asuransi AXA Indonesia         Indonesia      80%


The Equitable Companies           U.S.A.         58.7% of which AXA owns
Incorporated                                     42.0%, Financiere 45, 3.2%,
                                                 Lorfinance 6.4%, AXA Equity
                                                 & Law Life Association Society
                                                 4.1% and AXA Reassurance 3.0%

The Equitable Life Assurance      U.S.A.         100% owned by The Equitable
Society of the United States                     Companies Incorporated
(ELAS)

National Mutual Holdings Ltd      Australia      51% between AXA, 42.1%
                                                 and AXA Equity & Law Life
                                                 Assurance Society 8.9%

The National Mutual Life          Australia      100% owned by National Mutual
Association of Australasia Ltd                   Holdings Ltd


National Mutual International     Australia      100% owned by National Mutual
Pty Ltd                                          Holdings Ltd

National Mutual (Bermuda) Ltd     Australia      100% owned by National Mutual
                                                 International Pty Ltd

National Mutual Asia Ltd          Australia      41% owned by National Mutual
                                                 Holdings Ltd, 20% by Datura
                                                 Ltd and 13% by National Mutual
                                                 Life Association of
                                                 Australasia

Australian Casualty & Life Ltd    Australia      100% owned by National Mutual
                                                 Holdings Ltd

National Mutual Health            Australia      100% owned by National Mutual
Insurance Pty Ltd                                Holdings Ltd

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Reassurance                   France         100% owned by AXA, AXA
                                                 Assurances Iard and AXA Global
                                                 Risks

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100%

AXA Re Asia                       Singapore      100% owned by AXA Reassurance

AXA Re U.K. Plc                   U.K.           100% owned by AXA Re U.K.
                                                 Holding

AXA Re U.K. Holding               U.K.           100% owned by AXA Reassurance


AXA Re U.S.A.                     U.S.A.         100% owned by AXA America


AXA America                       U.S.A.         100% owned by AXA Reassurance

AXA Space                         U.S.A.         80% owned by AXA America

AXA Re Life                       U.S.A.         100% owned by AXA America

C.G.R.M.                          Monaco         100% owned by AXA Reassurance

                             AXA FINANCIAL BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Compagnie Financiere de Paris     France         97.2% (100% with Mutuals)
(C.F.P.)

AXA Banque                        France         98.7% owned by C.F.P.

AXA Credit                        France         65% owned by C.F.P.

AXA Gestion Interessement         France         100% owned by AXA Investment
                                                 Managers

Sofapi                            France         100% owned by C.F.P.

Soffim                            France         100% owned by C.F.P.


Societe de Placements             France         98.8% with Mutuals
Selectionnes S.P.S.

Presence et Initiative            France         100% with Mutuals


Vamopar                           France         100% owned by Societe Beaujon

Financiere Mermoz                 France         100%

AXA Investment Managers           France         100% by some AXA Group
                                                 companies

AXA Asset Management              France         100% owned by AXA Investment
Partenaires                                      Managers

AXA Investment Managers Paris     France         100% owned by AXA Investment
                                                 Managers

AXA Asset Management              France         99.6% owned by AXA Investment
Distribution                                     Managers

UAP Gestione Financiere           France         99.9 by AXA

Assurinvestissements              France         50% by UAP Vie, 30% UAP
                                                 Collectives, 20% UAP
                                                 Incendie-Accidents

Banque Worms                      France         51% by CFP and 49% by
                                                 three UAP insurance companies

Colonia Bausbykasse               Germany        97.8% by AXA-CKAG

Banque Ippa                       Belgium        99.9% by Royale Belge

Banque Bruxelles Lambert          Belgium        9.3% by Royale Belge, 3.1%
                                                 Royale Belge 1994, 0.2% by
                                                 AXA Belgium

AXA Equity & Law Home Loans       U.K.           100% owned by AXA Equity & Law
                                                 Plc

AXA Equity & Law Commercial       U.K.           100% owned by AXA Equity & Law
Loans                                            Plc Loans

Sun Life Asset Management         U.K.           66.7% owned by SLPH and 33.4%
                                                 by AXA Asset Management Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Alliance Capital Management       U.S.A.         57.9% held by ELAS

Donaldson Lufkin & Jenrette       U.S.A.         76.2% owned by Equitable
                                                 Holdings LLC and ELAS

National Mutual Funds             Australia      100% owned by National
Management (Global) Ltd                          Mutual Holdings Ltd

National Mutual Funds             USA            100% by National Mutual Funds
Management North America                         Management (Global) Ltd.
Holding Inc.

Cogefin                           Luxembourg     100% owned by AXA Belgium

ORIA                              France         100% owned by AXA Millesimes

AXA Oeuvres d'Art                 France         100% by Mutuals


AXA Cantenac Brown                France         100%

AXA Suduiraut                     France         99.6% owned by AXA and
                                                 Societe Beaujon

                            AXA REAL ESTATE BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Prebail                           France         100% owned by AXA Immobilier

Axamur                            France         100% by different companies
                                                 and Mutuals

Parimmo                           France         100% by different companies
                                                 and Mutuals

S.G.C.I.                          France         100% by different companies
                                                 and Mutuals

Transaxim                         France         100% owned by S.G.C.I. and
                                                 C.P.P.

Compagnie Parisienne de           France         100% owned by S.G.C.I.
Participations (C.P.P.)

Monte Scopeto                     France         100% owned by C.P.P.

Matipierre                        France         100% by different companies

Securimo                          France         87.12% by different companies
                                                 and Mutuals

Paris Orleans                     France         100% by different companies
                                                 AXA Courtage Iard

Colisee Bureaux                   France         100% by different companies
                                                 and Mutuals

Colisee Premiere                  France         100% by different companies
                                                 and Mutuals

Colisee Laffitte                  France         100% by Colisee Bureaux

Fonciere Carnot Laforge           France         100% by Colisee Premiere

Parc Camoin                       France         100% by Colisee Premiere

Delta Point du Jour               France         100% owned by Matipierre

Paroi Nord de l'Arche             France         100% owned by Matipierre

Falival                           France         100% owned by AXA Reassurance

Compagnie du Gaz d'Avignon        France         100% owned by AXA Assurances
                                                 Iard

Ahorro Familiar                   France         44% owned by AXA Assurances
                                                 Iard, 1% by AXA Aurora Polar
                                                 and 1% by AXA Seguros

Fonciere du Val d'Oise            France         100% owned by C.P.P.

Sodarec                           France         100% owned by C.P.P.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Centrexpo                         France         99.3% owned by C.P.P.

Fonciere de la Ville du Bois      France         99.6% owned by Centrexpo

Colisee Seine                     France         100% owned by different
                                                 companies

Translot                          France         100% owned by SGCI

Colisee Alpha                     France         100% owned by Colisee Bureaux

Colisee Silly                     France         100% owned by Colisee Bureaux

S.N.C. Dumont d'Urville           France         100% owned by Colisee Premiere


Colisee Federation                France         100% by SGCI

Colisee Saint Georges             France         100% by SGCI

Drouot Industrie                  France         50% by SGCI and 50% by Axamur

Colisee Vauban                    France         99.6% by Matipierre

Fonciere Colisee                  France         100% by Matipierre and other
                                                 companies of the AXA Group

AXA Pierre S.C.I.                 France         97.6% owned by different
                                                 companies and Mutuals

AXA Millesimes                    France         85.4% owned by AXA and the
                                                 Mutuals

Chateau Suduirault                France         100% owned by AXA Millesimes

Diznoko                           Hungary        95% owned by AXA Millesimes

Compagnie Fonciere Matignon       France         100% by different companies
                                                 and Mutuals

Fidei                             France         20.7% owned by C.F.P. and
                                                 10.8% by Axamur

Fonciere Saint Sebastien          France         99.9% by UAP Vie

Fonciere Vendome                  France         91% by different companies of
                                                 the Group

La Holding Vendome                France         99.9% by AXA Global Risks

10, boulevard Haussmann           France         69% by La Fonciere Vendome and
                                                 31% by AXA Conseil Iard

37-39 Le Peletier                 France         100% by AXA Courage Iard

Ugici                             France         100% by different companies of
                                                 the AXA Group of which
                                                 93.1% by UAP Vie

Ugicomi                           France         100% by different companies of
                                                 the AXA Group of which
                                                 63.8% by UAP Vie

Ugif                              France         100% by different companies of
                                                 the AXA Group of which
                                                 59.6% by UAP Vie and 32.6%
                                                 by UAP Collectives

Ugil                              France         93.9% by different companies
                                                 of the AXA Group of which
                                                 65.8% by UAP Vie

Ugipar                            France         100% by different companies
                                                 of the AXA Group of which
                                                 39.4% by UAP Vie, 35.4% by AXA
                                                 Courtage Iard and 20.8% by UAP
                                                 Collectives

AXA Immobiller                    France         100% by AXA

Quinta do Noval Vinhos S.A.       Portugal       99.6% owned by AXA Millesimes

                               OTHER AXA BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------


A.N.F.                            France         95.4% owned by Finaxa

Lucia                             France         20.6% owned by AXA Assurances
                                                 Iard and 8.6% by Mutuals

Schneider S.A.                    France         10.4%

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                                     NOTES
                                     -----

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except: (a) The Equitable Companies Incorporated's 41.8% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holdings, LLC's
     34.4% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; and (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.


4. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                             The Hudson River Trust
                               EQ Advisors Trust
                               Separate Accounts


5.   This chart was last revised on March 15, 1999.

Item 27. Number of Contractowners

         Currently, there are no holders of the contracts to be offered.

Item 28. Indemnification

         Indemnification of Principal Underwriters

         To the extent permitted by law of the State of Colorado and subject to all applicable requirements thereof, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. have undertaken to indemnify each of their directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Equitable Distributors, Inc. or EQ Financial Consultants, Inc.

         Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters

         (a) Equitable Distributors, Inc., and EQ Financial Consultants, Inc., both indirect wholly owned subsidiaries of Equitable, are the proposed principal underwriters for Separate Account VA. The principal business address of both companies is 1290 Avenue of the Americas, New York, NY 10104. The proposed principal underwriters, Equitable Distributors, Inc., and EQ Financial Consultants, Inc. are not currently distributing securities of the Registrant.

         (b) Set forth below is certain information regarding the directors and principal officers of Equitable Distributors, Inc. and EQ Financial Consultants, Inc. The business address of the persons whose names are preceded by an asterisk is 1290 Avenue of the Americas, New York, NY 10104.

NAME AND PRINCIPAL                     POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                       (EQUITABLE DISTRIBUTORS, INC.)
----------------                       ----------------------


*Jose S. Suquet                        Chairman of the Board and Director

 James A. Shepherdson, III             Co-Chief Executive Officer, Co-President,
 660 Newport Center Drive              Managing Director, and Director
 Suite 1200
 Newport Beach, CA 92660

 Greg Brakovich                        Co-Chief Executive Officer, Co-President,
 660 Newport Center Drive              Managing Director, and Director
 Suite 1200
 Newport Beach, CA 92660

 Edward J. Hayes                       Director
 200 Plaza Drive
 Secaucus, NJ 07096-1583

*Charles Wilder                        Director

 Hunter Allen                          Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Michael Dougherty                     Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Elizabeth Forget                      Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Jennifer Hall                         Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Al Haworth                            Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 David Hughes                          Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Stuart Hutchins                       Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Ken Jaffe                             Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Michael McDaniel                      Senior Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

*Mark A. Silberman                     Vice President and Chief
                                       Financial Officer

*Norman J. Abrams                      Vice President and Counsel

 Debora Buffington                     Vice President and Chief Compliance
 660 Newport Center Drive              Officer
 Newport Beach, CA 92660

*Raymond T. Barry                      Vice President

 Mark Brandengerber                    Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

 Michelle O'Haren                      Vice President
 660 Newport Center Drive
 Suite 1200
 Newport Beach, CA 92660

*Ronald R. Quist                       Treasurer

*Janet Hannon                          Secretary

*Linda Galasso                         Assistant Secretary

NAME AND PRINCIPAL                     POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                       (EQ FINANCIAL CONSULTANTS)
----------------                       --------------------------

*Michael S. Martin                     Chairman of the Board and Director

*Richard J. Matteis                    Vice Chairman of the Board and Director

*Michael F. McNelis                    President, Chief Operating Officer
                                       and Director

*Martin J. Telles                      Executive Vice President and Chief
                                       Marketing Officer

*Derry E. Bishop                       Executive Vice President and Director

*Harvey E. Blitz                       Executive Vice President and Director

*Michael J. Laughlin                   Director

*Richard V. Silver                     Director

*Mark R. Wutt                          Director

*William J. Green                      Executive Vice President

 Edward J. Hayes                       Executive Vice President
 200 Plaza Drive
 Secaucus, NJ 07096

*Craig A. Junkins                      Executive Vice President

*Peter D. Noris                        Executive Vice President

*Mark A. Silberman                     Senior Vice President and Chief
                                       Financial Officer

Stephen T. Burnthall                   Senior Vice President
6435 Shiloh Road
Suite A
Alpharetta, GA 30005

Richard Magaldi                        Senior Vice President
6435 Shiloh Road
Suite A
Alpharetta, GA 30005

*Theresa A. Nurge-Alws                 Senior Vice President

*Donna M. Dazzo                        First Vice President

*Robin K. Murray                       First Vice President

*Mary P. Breen                         Vice President and Counsel

*Michael Brzozowski                    Vice President and Compliance Director

*Marie D. Godolsky                     Vice President and Controller

*Janet E. Hannon                       Secretary

*Linda J. Galasso                      Assistant Secretary

         (c) Not Applicable

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder will be maintained by EOC at 200 Plaza Drive, Secaucus, NJ 07096. The contract files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, MO 64105.


Item 31. Management Services

         Not applicable.


Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

EOC represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by EOC under the respective Contracts. EOC bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for EOC to earn a profit, the degree to which the Contracts include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any Contracts or prospectus, or otherwise.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement or amendment thereto to be signed on its behalf, in the City and State of New York, on this 9th day of April 1999.



                                           SEPARATE ACCOUNT VA OF
                                           THE EQUITABLE OF COLORADO, INC.
                                                    (Registrant)

                                           By: The Equitable of Colorado, Inc.
                                                    (Depositor)

                                           By: /s/ Naomi J. Weinstein
                                              ---------------------------------
                                              Naomi J. Weinstein
                                              Vice President,
                                              The Equitable of Colorado, Inc.

                                   SIGNATURES


         As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Depositor, has caused this Registration Statement or amendement thereto be signed on its behalf, in the City and State of New York, on this 9th day of April 1999.


                                           THE EQUITABLE OF COLORADO, INC.
                                                      (Depositor)


                                           By: /s/ Naomi J. Weinstein
                                              ---------------------------------
                                              Naomi J. Weinstein
                                              Vice President,
                                              The Equitable of Colorado, Inc.


         As required by the Securities Act of 1933, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

Samuel B. Shlesinger                       President, Chief Operating Officer
                                           and Director


PRINCIPAL FINANCIAL OFFICER:

/s/ Alvin H. Fenichel
---------------------
Alvin H. Fenichel                          Vice Chairman of the Board
April 9, 1999                              Chief Financial Officer and Director


PRINCIPAL ACCOUNTING OFFICER:

Allen Zabusky                              Senior Vice President and Controller


DIRECTORS:

Michel Beaulieu              Michael S. Martin
Harvey E. Blitz              Samuel B. Schlesinger





By: /s/ Naomi J. Weinstein
   ------------------------
        Naomi J. Weinstein
        Attorney-in-Fact

April 9, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                                                   TAG VALUE
-----------                                                   ---------
    4(a)      Form of Contract                                 EX-99.4a

    9         Opinion and Consent of Edwards & Angell, LLP     EX-99.9

    10(a)     Consent of PricewaterhouseCoopers LLP            EX-99.10a